2023



CENTURY COMMUNITIES®

ANNUAL REPORT





DEAR
Fellow Stockholders

2023 demonstrated the resiliency and health of both Century Communities and the general homebuilding industry. As interest rates began to stabilize, homebuyers returned to the market, highlighting the strong underlying demand for new homes being driven by positive demographics and lack of existing home inventory.

As demand for new homes improved, we quickly ramped up our land acquisition efforts, increased the number of homes we were starting and focused our sales efforts and incentives on monetizing homes with near-term deliveries. As a result of these initiatives, we saw both our deliveries and gross margins improve in the second half of 2023 over levels in the first half of the year, with our fourth quarter deliveries rising to the highest level in our history. For the full year 2023, our home sales revenues totaled $3.6 billion on deliveries of 9,568 homes, while our homebuilding gross margins averaged 21.2%. For the year, we generated net income of $259 million, our 21st year of consecutive profitability, and our book value per share increased to $75.12, a Company record. We also accomplished this strong level of earnings and increased our book value per share while reducing our average sales price by 9% to $376,700 as we continue to focus on building affordably priced homes in the markets we serve.

As a result of our land acquisition efforts, we increased our owned and controlled lots to 73,720 at year end, up 39% from 53,119 at the end of 2022, while our optioned lots as a percentage of total lots increased to 59% at year end from 40% at the end of 2022.

In 2023, we also continued to expand into new markets, with our Century Complete brand entering Baton Rouge, Louisiana and Ocala, Florida, and our Century Communities brand entering Huntsville, Alabama. In early 2024, we also acquired the assets of Landmark Homes of Tennessee in Nashville.

In addition to positioning the Company for future growth, we also continued to return cash to our stockholders while maintaining a strong balance sheet. In the first quarter of 2023, our Board of Directors announced an increase in our quarterly cash dividend to $0.23, which was further increased to $0.26 in early 2024. We ended the year with a net homebuilding debt to net capital ratio of 22.4%, down from 23.5% at the end of 2022, $1.1 billion of liquidity, including $328 million of cash, and our first senior debt maturity not due until 2027.

We believe that the platform we have built since going public in 2014 positions us very well for the years ahead. Our diversified national footprint allows us to both enter new markets and increase our share in our existing markets. Additionally, while our increased scale has led to lower costs and increased efficiencies, we also believe that we will see further gains in the years ahead and as we continue to deliver strong returns to our stockholders.

COMPANY
Overview

Century Communities, Inc. (NYSE: CCS) is one of the nation's largest homebuilders and an industry leader in online home sales. Through our Century Communities and Century Complete brands, Century's mission is to build attractive, high-quality homes at affordable prices to provide its valued customers with A HOME FOR EVERY DREAM®. Century is engaged in all aspects of homebuilding — including the acquisition, entitlement and development of land, along with the construction, innovative marketing and sale of quality homes designed to appeal to a wide range of homebuyers. The Company operates in 18 states and over 45 markets across the U.S., and also offers title, insurance and lending services in select markets through its Parkway Title, IHL Home Insurance Agency, and Inspire Home Loans subsidiaries.







18 STATES

45+ MARKETS

73,720 LOTS

CCS LISTED NYSE

Top 10 Market Share In Key Markets Such As Atlanta, Charlotte, Denver, Houston, Las Vegas, Nashville, Phoenix and Seattle.

MEANINGFUL MARKET-SHARE POSITIONS
ACROSS HIGH-GROWTH MARKETS



Included in this letter are non-GAAP financial measures. Please see the Non-GAAP Financial Measures section in Part 11. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K contained herein for a reconciliation of these measures to GAAP and a discussion of why we are presenting this information.



One Mission

For more than 20 years, Century Communities has specialized in building quality new construction homes for homebuyers from all walks of life. Today you can find one or both of our two unique homebuilding brands in exceptional locations from coast to coast, each offering new homes expertly designed with one goal in mind: delivering your dream home. Across both our brands, Century is focused on building affordable homes. As one of the nation's largest homebuilders with a presence in 18 states and over 45 markets, Century plays an important role in helping to solve the shortage of housing, especially affordable housing, that exists today in the country.



CENTURY COMMUNITIES®

A HOME FOR EVERY DREAM®

Our Flagship Brand
Purchase On-Site or Online
Affordable to Luxury
Single-Family Homes | Townhomes
Condos | Paired Homes



CENTURY Complete™

MORE HOME • LESS MONEY

Online Homebuying Pioneer
Purchase Online
Affordable Quality
Single-Family Homes | Paired Homes



STRONG TRACK RECORD OF
Growth

Century Communities has a strong track record of growth across a range of metrics, including deliveries, revenues, earnings and stockholders' equity. This growth has been achieved both organically and through value-enhancing acquisitions, and we believe the Company has the ability to continue to expand well into the future. In 2023, we grew our community count to 251 communities, or a 21% year-over-year increase. We view this community count as a new base for the Company and are focused on both continuing to grow the business and increase stockholder value in the years ahead.

Home Sale Deliveries
+57%



9,568

6,099

2018   2023

Total Revenues ($MM)
+72%



$3,692

$2,147

2018   2023

Net Income ($MM)
+169%



$259

$96

2018   2023

Total Stockholders' Equity ($MM)
+178%



$2,387

$859

2018   2023

Book Value Per Share
+164%



$75.12

$28.50

2018   2023

Stock Price
+428%



$91.14

$17.26

2018   2023

Going Forward

We believe that the actions we took in 2023 and our spec-based, geographically diverse, land-light and entry-level focused business model position Century well for future growth and strong returns in 2024 and the years ahead.

In 2023, we increased our total lot count by 39% year-over-year to 73,720 lots and accomplished this growth primarily through increases in the number of our optioned lots. We continue to believe that our low-risk, land-light approach allows us to control significant amounts of land for future growth in stronger markets for a limited investment and the ability to exit those positions at a reasonable cost in the event of a market downturn, all without adversely impacting our nearer term need for lots on which to start homes. Over the course of 2023, we grew our community count by 21% to 251 communities, and we view this number of communities as a new base that we will look to further grow in the years ahead as we focus on increasing our share across our national footprint.

Within our communities, we have meaningful market share positions across high-growth markets that should continue to benefit over the long-term from solid employment and population growth. In both of our Century Communities and Century Complete brands, we focus on the attractive entry-level segment, as this focus allows us to target the broadest pool of potential customers and address the shortage of affordable housing that exists today in the country.

Additionally, our focus on spec-builds of move-in-ready homes aligns well with our concentration in the entry-level segment. By being a spec-builder, we can streamline the construction process, which drives lower production costs and more efficient build times. Move-in-ready homes allow our buyers to more easily lock in mortgage rates for certainty of financing. In short, focusing on spec home construction and move-in-ready homes helps us to generate stronger returns for our stockholders by more easily monetizing our land, providing increased visibility into costs and margin protection, and turning our inventories more quickly.

Looking out into 2024, we are encouraged by the strength of the new home market and our position in it. For the full year, we expect to deliver between 10,000 and 11,000 homes, or a 5% to 15% increase over the 9,568 homes we delivered in 2023. We believe that our land-light and spec-based business model, focus on more affordable homes for the entry level segment, meaningful share in high-growth markets, and solid balance sheet should allow us to generate both future growth and strong returns for our stockholders.

In closing, we want to thank our team members and trade partners for all their support to our mission of building attractive, affordable, and high-quality homes as we provide our valued customers with A Home For Every Dream®. To our stockholders, our Board of Directors and entire leadership team, thank you for your continued support and investment.

.



ESG

We published our second ESG report in July 2023, following our inaugural report in 2021, and are pleased by the significant accomplishments that we achieved over those two years. We have now published our greenhouse gas emissions inventory for the years 2019–2022, including our scope 1, 2 and 3 emissions. In 2022, we completed our first Task Force on Climate-related Financial Disclosure (TCFD)-aligned climate risk and opportunity assessment to provide more detailed insights on the risks and opportunities of a changing climate.

In 2022, we announced an agreement to begin building homes in the Phoenix metro area using a 3D-printing and robotics technology. The goal of this technology is to reduce manual labor and construction cycle times, provide an enhanced focus on safety and quality, and deliver a home that is more energy efficient and durable than homes built from traditionally framed walls. In 2023, we completed a total of 18 homes using this technology.

Additionally, given our belief that it is important to support both our employees and the communities in which we live and operate, we recently established Century University, a training and development program for our construction and customer relation teams, and the Century Communities Foundation to support our local teams at the corporate level with their initiatives and to make contributions at both national and local levels.

In 2023, we implemented two new programs designed to help our valued team members support the causes that are meaningful to them. The first is our charitable donation matching program, Century Cares, through which the Century Communities Foundation will match employee donations dollar-for-dollar up to $500 per employee on an annual basis. To encourage our team members to volunteer and support their local communities, we also set up a volunteering program through which our divisions can set aside one day per year for a volunteer opportunity that its team is passionate about pursuing. Additionally, Century Communities provides all of its team members an additional 8 hours of paid time for individual volunteering so that they can make a positive difference in their own communities.

Dale Francescon
Chairman and Co-Chief
Executive Officer

Robert J. Francescon
Co-Chief Executive Officer
and President



FORM

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________to____________

COMMISSION FILE NUMBER 001-36491

CENTURY COMMUNITIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**68-0521411**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8390 East Crescent Parkway, Suite 650 Greenwood Village, Colorado	**80111**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(303) 770-8300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CCS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2023 was approximately $2.2 billion based on the closing price of $76.62 per share as reported on the New York Stock Exchange on June 30, 2023.

As of January 26, 2024, the registrant had 31,774,615 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III of this Annual Report on Form 10-K incorporates by reference certain portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

CENTURY COMMUNITIES, INC.

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2023

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements included in or incorporated by reference into this Annual Report on Form 10-K (which we refer to as this "Form 10-K") constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, forecasts, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual results could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "will," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" the negative of such terms and other comparable terminology, and the use of future dates. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

The forward-looking statements included in this Form 10-K reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Statements regarding the following subjects, among others, may be forward-looking and subject to risks and uncertainties, including, among others:

- economic changes, either nationally or in the markets in which we operate, including increased interest rates and the resulting impact on the accessibility of mortgage loans to homebuyers, persistent inflation, and decreased employment levels;
- shortages of or increased prices for labor, land or raw materials used in housing construction and resource shortages;
- a downturn in the homebuilding industry, including a reduction in demand or a decline in real estate values or market conditions resulting in an adverse impact on our business, operating results and financial condition, including an impairment of our assets;
- changes in assumptions used to make industry forecasts, population growth rates or trends affecting housing demand or prices;
- volatility and uncertainty in the credit markets and broader financial markets and the impact on such markets and our ability to access them in the event of a threatened or actual U.S. government shutdown or sovereign default;
- our future business operations, operating results and financial condition, and changes in our business and investment strategy;
- availability and price of land to acquire, and our ability to acquire such land on favorable terms or at all;
- availability, terms and deployment of capital;
- availability or cost of mortgage financing or an increase in the number of foreclosures in the market;
- delays in land development or home construction resulting from adverse weather conditions or other events outside our control;
- delays in completion of projects, land development or home construction, or reduced consumer demand for housing resulting from significant weather conditions and natural disasters in the geographic areas where we operate;
- the impact of construction defect, product liability, and/or home warranty claims, including the adequacy of accruals and the applicability and sufficiency of our insurance coverage;
- changes in, or the failure or inability to comply with, governmental laws and regulations;
- the timing of receipt of municipal, utility and other regulatory approvals and the opening of projects and construction and completion of our homes;
- the impact and cost of compliance with evolving environmental, health and safety and other laws and regulations and third-party challenges to required permits and other approvals and potential legal liability in connection therewith;
- the degree and nature of our competition;
- unstable economic and political conditions as well as geopolitical conflicts, could adversely affect our supply chain by causing shortages or increases in costs for materials necessary to construct homes and/or

increases to the price of gasoline and other fuels and cause higher interest rates, inflation or general economic uncertainty;

- our leverage, debt service obligations and exposure to changes in interest rates and our ability to obtain additional or refinance our existing debt when needed or on favorable terms;
- our ability to continue to fund and succeed in our mortgage lending business and the additional risks involved in that business;
- availability of qualified personnel and contractors and our ability to obtain additional or retain existing key personnel and contractor relationships;
- our ability to continue to pay dividends and make stock repurchases in the future; and
- taxation and tax policy changes, tax rate changes, new tax laws, new or revised tax law interpretations or guidance.

Forward-looking statements are based on our beliefs, assumptions and expectations of future events, taking into account all information currently available to us. Forward-looking statements are not guarantees of future events or of our performance. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these events and factors are described in "Part I, Item 1A. Risk Factors" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K, and other risks and uncertainties detailed in this report and our other reports and filings with the SEC. If a change occurs, our business, financial condition, liquidity, cash flows and results of operations may vary materially from those expressed in or implied by our forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, you should not rely on these forward-looking statements as of any date subsequent to the date of this Form 10-K.

PART I

ITEM 1.   BUSINESS.

Overview

Century Communities, Inc., a Delaware corporation (which we refer to as "we," "us," "our," "CCS," or the "Company"), is engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in 18 states. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land. We build and sell homes under our Century Communities and Century Complete brands.

Our Century Communities brand has an emphasis on serving the entry-level homebuilding market but offers a wide range of buyer profiles including: entry-level, first and second time move-up, and lifestyle homebuyers, and provides our homebuyers with the ability to personalize their homes through certain option and upgrade opportunities. Our Century Complete brand targets entry-level homebuyers, primarily sells homes through retail studios and the internet, and generally provides no option or upgrade opportunities.

Our homebuilding operations are organized into the following five reportable segments: West, Mountain, Texas, Southeast, and Century Complete. Our indirect wholly-owned subsidiaries, Inspire Home Loans Inc., Parkway Title, LLC, IHL Home Insurance Agency, LLC, and IHL Escrow Inc., which provide mortgage, title, insurance, and escrow services, respectively, primarily to our homebuyers, have been identified as our Financial Services segment. Additionally, our wholly owned subsidiary, Century Living, LLC, is engaged in the development, construction and management of multi-family rental properties, currently all located in Colorado. Century Living, LLC is included in our Corporate segment.

While we offer homes that appeal to a broad range of entry-level, move-up, and lifestyle homebuyers, our offerings are heavily weighted towards providing affordable housing options in each of our homebuyer segments. Additionally, we prefer building move-in-ready homes over built-to-order homes, which we believe allows for a faster construction process, advantageous pricing with subcontractors, and shortened time period from home sale to home delivery, thus allowing our customers greater certainty on their financing and allowing us to more appropriately price the homes and deploy our capital. Of the 9,568 homes delivered during 2023, approximately 92% of our deliveries were made to entry-level homebuyers that were below the Federal Housing Administration-insured mortgage limits and approximately 99% of homes delivered were built as move-in ready homes.

Since our initial public offering in 2014, we have expanded geographically through the acquisitions of other homebuilders and organic entrance into new markets. We are one of the largest homebuilders in the United States and our common shares trade on the New York Stock Exchange under the symbol "CCS." As of December 31, 2023, we operated in the 18 states and over 45 markets depicted below:



We operate within the following reportable segments:

- West (California and Washington)
- Mountain (Arizona, Colorado, Nevada and Utah)
- Texas
- Southeast (Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee)
- Century Complete (Alabama, Arizona, Florida, Georgia, Indiana, Kentucky, Louisiana, Michigan, North Carolina, Ohio, South Carolina)
- Financial Services (which provide mortgage, title, and insurance services to our and other homebuyers)

Our Corporate operations are a non-operating segment, as it serves to support our homebuilding, and to a lesser extent our Financial Services operations, through functions, such as our executive, finance, treasury, human resources, accounting and legal departments. Additionally, our wholly owned subsidiary, Century Living, LLC, is engaged in the development, construction and management of multi-family rental properties, currently all located in Colorado. Century Living, LLC is included in our Corporate segment. *See Note 2 – Reporting Segments in the Notes to the Consolidated Financial Statements* for further detail on our reportable segments.

Macro-economic conditions, along with our operating efficiencies, business strategy and geographic expansion through the acquisition of other homebuilders and organic entrance into new markets has resulted in significant increases in total revenue, net income, and total stockholders' equity as outlined below:



Homebuilding Operations

Strategy

Our strategy is focused on increasing the returns on our stockholders' equity and inventory, and continuing to generate growth and strong profitability. In general, we are focused on the following:

- Maintaining a strong balance sheet and prudent use of leverage;
- Offering homes that appeal to a broad range of entry-level, move-up, and lifestyle homebuyers, while heavily weighting our offerings towards providing affordable housing options in each of our homebuyer segments;
- Preferring building move-in-ready homes over built-to-order homes, which we believe allows for a faster construction process, advantageous pricing with subcontractors, and a shortened time period from home sale to home delivery, thus allowing our customers greater certainty on their financing and allowing us to more appropriately price the homes and deploy our capital;
- Maintaining a strong pipeline of future land holdings, including favoring lot option contracts to manage our risk to land holdings;
- Increasing our market share within our existing markets through organic growth and/or acquisitions of other homebuilders already operating in the market; and
- Controlling costs, including costs of home sales revenue and selling, general and administrative expenses, and generating further efficiencies, including continued reliance on digital marketing and the ability to buy a home on our website, and cost efficiencies in our direct costs of construction through continued value engineering of our home plans.

Our operating strategy has resulted in significant growth in revenue and net income since 2018. We anticipate the homebuilding markets in each of our operating segments will continue to be tied to both the macro-economic environment and the local economy, and we expect our operating strategy will continue to adapt to market changes, though we cannot provide any assurance that our strategies will continue to be successful or change over time.

The core of our business plan is to acquire land strategically, based on our understanding of population growth patterns, local markets, entitlement restrictions and infrastructure development. We focus on locations within our markets that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities. Location, product, price point and customer service are key components of the connection we seek to establish with each individual homebuyer. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide

array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and lifestyle homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

Despite future macro-economic uncertainty, especially in relation to the interest rate environment, we believe we are well-positioned to benefit from the ongoing shortage of both new and resale homes available for purchase in our key markets and the favorable demographics that support the need for new affordable housing. We believe our operations are prepared to withstand volatility in future market conditions as a result of our product offerings which both span the home buying segment and focus on affordable price points, and our current and future inventories of attractive land positions. We have continued to focus on maintaining an appropriate balance of home and land inventories in relation to anticipated future demand, as well as prudent leverage, and, as a result, we believe we are well positioned to continue to execute on our strategy in order to optimize stockholder returns.

Land acquisition process

We acquire land for our homebuilding operations with the primary intent to construct single-family detached or attached homes for sale on the acquired land. From time to time we may sell land to other developers and homebuilders where we have excess land positions. We generally acquire land for cash, either through bulk acquisitions of land or through option contracts. Option contracts are generally structured where we have the right, but not the obligation, to buy land at predetermined prices on a defined schedule. Potential land acquisitions are normally identified by our local management within the markets in which we operate. We typically purchase lots for our Century Communities brand which range in status at acquisition from entitled for residential construction but requiring installation of streets, common areas, and wet and dry utilities to lots which are fully developed and immediately available for permitting and construction of the residence. For lots requiring development work, we negotiate, contract for, and oversee the work performed by subcontractors internally, and in some limited cases, we may hire a third-party general contractor for these services. For our Century Complete brand, we typically purchase lots which are immediately available for permitting and construction of the residence. Our land acquisition process typically includes soil tests, independent environmental studies, other engineering work and financial analysis which includes an evaluation of expected returns, projected gross margins, estimated sales pace and pricing. Potential land acquisitions are approved by our corporate office above established limits to ensure appropriate capital allocations taking into consideration current and projected inventory levels and risk adjusted returns.

We strive to strategically manage our lot pipeline in order to maintain a balance between the number of owned lots as compared to lots we control through option and other contracts. This balance allows us flexibility to adjust to market conditions as they develop and the ability to exit positions at a reasonable cost in the event of a market downturn, without adversely impacting near term lot pipelines on which to start homes. This strategy has resulted in an owned and under control lot position of 73,720 as of December 31, 2023, of which 41.5% were owned and 58.5% were controlled through option contracts. Our owned and controlled lot position and our owned and controlled lot position by reportable segment as of December 31, 2023 is outlined below.

Owned and Controlled Lots as of December 31, 2023


Owned
41%
TOTAL
73,720
Lots
Controlled
59%

Owned and Controlled Lots as of December 31, 2023 by Reportable Segment


West
10%
Mountain
18%
Texas
27%
Southeast
22%
Century Complete
23%
TOTAL
73,720
Lots

Design and construction

We engage architects, engineers and other professionals in connection with the home design process who are familiar with local market preferences, constraints, conditions and requirements, and we generally own the architectural design rights to our home plans. We serve as the general contractor, with all construction work typically performed by subcontractors. While we maintain long-standing relationships with many of our subcontractors and design professionals, we typically do not enter into long-term contractual commitments with them and as a result may be subject to shortages of qualified and skilled labor. Our personnel, along with subcontracted marketing and design consultants, carefully design the exterior and interior of our home plans to coincide with the needs of targeted homebuyers.

When constructing homes, we use various construction materials and components including lumber, steel and concrete. It typically takes us four to five months, or more in some instances, to construct a home. While we attempt to contract for all input costs of the home at the start of construction, it is not always possible to do so. In those instances, labor and materials are subject to price fluctuations during the construction period. Such price fluctuations are caused by several factors, including recent global supply chain disruptions as well as seasonal variation in availability and demand for labor and materials. We may experience shortages in the availability of materials and/or labor in each of our markets and these shortages and delays may result in delays in the delivery of homes under construction, and/or reduced gross margins from home sales. During the year ended December 31, 2023, we experienced improved cycle times as compared to 2022 and benefitted from reduced direct construction costs on our starts as compared to the high point of our direct construction costs during the second quarter of 2022.

We are dependent upon building material suppliers for a continuous flow of certain materials. Whenever possible, we utilize standard products available from multiple national and international sources and utilize our buying power and relationships throughout the supply chain to ensure availability of products. We may also contract on a national level, directly with suppliers in many instances, to ensure availability and competitive prices of key materials. Further, we design and engineer our homes for energy efficiency to reduce the impact on the environment and lower energy costs to our homeowners.

Homebuilding marketing and sales process – Century Communities brand

Our Century Communities brand has a focus on affordable housing options in each market but builds an extensive range of home types across a variety of price points. Our Century Communities brand strives to provide our customers with "A Home for Every Dream."®

In many of our communities, we provide our customers with certain customization options to suit their lifestyle needs and have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor primary bedroom suites to appeal to broad design needs. At times we offer homebuyers environmentally friendly alternatives, such as solar power to supplement a home's energy needs.

We sell our homes through our own sales representatives often with the assistance of independent real estate brokers. Our in-house sales force typically works from sales offices located in model homes close to or in each community. Additionally, we provide the ability for our customers to purchase homes directly on our website. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, and tours of model homes where available. Sales personnel are trained by us and generally have had prior experience selling new or resale homes in the local market.

We advertise directly to potential homebuyers through the internet and digital marketing, marketing brochures and to a lesser extent newspapers. We may also use billboards, radio and television advertising, along with our website, to market the location, price range and availability of our homes. We also attempt to operate in conspicuously located areas that permit us to take advantage of local traffic patterns. Model homes play a significant role in our marketing efforts by creating an attractive atmosphere and assisting the customer in visualizing the livability of our floor plans.

Homebuilding marketing and sales process – Century Complete brand

Our Century Complete brand primarily sells affordable homes to entry-level buyers through our own sales representatives located in retail locations which we refer to as studios, as opposed to model homes; however, model and vignetted homes are used in certain instances. We lease our studios within strip malls or other high traffic retail centers, located centrally to our homes under construction. Our studios are generally leased for a period of three years and average approximately 1,600 square feet. We also sell homes directly through our Century Complete website and utilize the services of independent real estate brokers in many cases. Our Century Complete brand aims to provide our customers with "More Home, Less Money."®

Our Century Complete brand often competes with resales as well as other new home builders within the submarkets in which we operate. We are often able to offer a new home offering to our customers at prices that are lower than other new home offerings. Our goal is to be the price leader through, among other factors, providing a limited number of floor plans, with no options or upgrades offered. Our advertising and marketing efforts are focused on cost effective means of reaching potential customers including centralized digital marketing, and direct outreach to independent real estate brokers. We leverage our studios, advertising and marketing efforts to generate homebuyer leads, which are then actively pursued by our sales associates.

Customer experience

Our goal is to provide a positive experience for our homeowners by engaging them in the homebuying and homeowning processes. We pay particular attention to product design and carefully consider choice of materials in order to provide features that homebuyers today are seeking. We maintain customer service staff whose role includes providing a positive experience for each customer throughout the pre-closing process, home closing process and beyond. This group is also responsible for providing after sales customer service. Our customer service initiatives include using customer survey results to improve our standards of customer satisfaction. Generally, we provide each homeowner with product warranties covering workmanship and materials for one year from the time of closing, and warranties covering structural systems from the time of closing through the statute of repose with the states we operate in, or ten years, whichever is shorter. The subcontractors who perform most of the actual construction also provide to us customary warranties on workmanship.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity during the spring, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes us four to five months to construct a new home, we deliver more homes in the second half of the year as spring and summer home starts convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. This seasonality pattern may be affected by volatility in the homebuilding industry, supply chain challenges, and changes in demand for our homes.

Financial Services Operations

We offer home financing for our customers and other homebuyers through our wholly owned subsidiary, Inspire Home Loans Inc. (which we refer to as "Inspire"). Inspire is authorized to originate Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Government National Mortgage Association ("Ginnie Mae"), FHA, Department of Veterans Affairs-guaranteed ("VA"), and U.S. Department of Agriculture ("USDA") mortgages (which we refer to collectively as the "government sponsored entities"). We also offer title and homeowners insurance services through our wholly owned subsidiaries, Parkway Title, LLC (which we refer to as "Parkway"), IHL Home Insurance Agency, LLC (which we refer to as "IHL Insurance"), and IHL Escrow Inc. (which we refer to as "IHL Escrow") respectively. These operations along with Inspire collectively comprise our Financial Services operating segment. We believe that our customers' use of Inspire, Parkway, IHL Insurance, and IHL Escrow provides us with a competitive advantage by enabling more control over the quality of the overall home buying process for our customers, while also helping us align the timing of the house construction process with our customers' financing, title and insurance needs.

The results of operations of our Financial Services operating segment are primarily driven by the results of Inspire. Because Inspire originates mortgage loans primarily for our homebuilding customers, Inspire is dependent on our homebuilding operations and its results of operations are highly correlated with our homebuilding operations, and to a lesser degree the overall market demand for mortgages.

Inspire sells substantially all of the loans it originates, either as loans with servicing rights released, or with servicing rights retained, in the secondary mortgage market within a short period of time after origination, generally within 30 days. This strategy results in owning the loans for only a short period of time. After the loans are sold, Inspire may be responsible for potential losses associated with mortgage loans originated and sold in the event of errors or omissions relating to customary industry-standard representations and warranties made by Inspire that the loans met certain requirements. Representations include underwriting standards, the existence of primary mortgage insurance, and the validity of certain borrower representations in connection with the loans.

Governmental Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. In the normal course of business, we incur the costs associated with these laws and regulations, which are included in our homebuilding cost of revenues. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen municipal, regulatory, health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions, and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, which are difficult or impossible to estimate, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. From time to time, the Environmental Protection Agency and similar federal or state agencies review homebuilders' compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. Any delays and costs associated with our compliance with environmental laws and conditions have not materially impacted our results of operations.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations can result in the elimination of development in identified environmentally sensitive areas.

Our mortgage, title, and insurance subsidiaries must comply with applicable real estate, lending and insurance laws and regulations. The subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states. These laws and regulations include provisions regarding capitalization, operating procedures, investments, lending and privacy disclosures, forms of policies and premiums. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains a number of requirements relating to mortgage lending and securitizations. These include, among others, minimum standards for lender practices, limitations on certain fees and a requirement that the originator of loans that are securitized retain a portion of the risk, either directly or by holding interests in the securitizations. The impact of those statutes, rules, and regulations can be to increase our homebuyers' cost of financing, increase our cost of doing business, and restrict our homebuyers' access to some types of loans.

Several federal, state and local laws, rules, regulations and ordinances, including, but not limited to, the Federal Fair Debt Collection Practices Act ("FDCPA") and the Federal Trade Commission Act and comparable state statutes, regulate consumer debt collection activity. Although, for a variety of reasons, we may not be specifically subject to the FDCPA or to some state statutes that govern debt collectors, it is our policy to comply with applicable laws in our collection activities. To the extent that some or all of these laws apply to our collection activities, our failure to comply with such laws could have a material adverse effect on us. We are also subject to regulations promulgated by the Federal Consumer Financial Protection Bureau regarding residential mortgage loans.

Competition

We face competition in the homebuilding industry, which is characterized by relatively low barriers to entry. Homebuilders compete for, among other things, home buying customers, desirable land parcels, employees, financing, raw materials and skilled labor. Increased competition may prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our homes that may adversely impact our margins and revenues. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products, or may be significantly larger, have a longer operating history and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate or plan to operate. We also compete with other homebuilders that have long-standing relationships with subcontractors and suppliers in the markets in which we operate or plan to operate and we compete for sales with individual resales of existing homes and with available rental housing.

Our Financial Services operations compete with other mortgage lenders, including national, regional and local mortgage bankers and brokers, banks, savings and loan associations and other financial institutions, in the origination and sale of residential mortgage loans. Principal competitive factors include interest rates and other features of mortgage loan products available to the consumer. We compete with other title insurance agencies and underwriters for closing services and title insurance. We also compete with other insurance agencies. Principal competitive factors include service and price.

Human Capital Resources

Our mission is to build attractive, high-quality homes at affordable prices as we provide our valued customers "A Home for Every Dream®." Our team is dedicated to building energy efficient new homes with lasting livability and creating enduring neighborhoods.

We recognize that our employees are key to our ability to achieve our mission and believe our employees have and will continue to be a primary reason for our growth and success. We place a focus on attracting and retaining talented and experienced individuals to manage and support our operations.

Recognizing the importance of our human capital, our Board of Directors, through the Compensation Committee, retains direct oversight of our human capital and oversees and reviews our culture and policies and strategies related to human capital management, including with respect to diversity and inclusion initiatives, pay equity, talent, recruitment and development, performance management and employee engagement.

In 2023, we were named to Newsweek's list of Most Trustworthy Companies in America.

Employees

The total number of full-time employees as of December 31, 2023 was 1,650, which includes 196 employees related to our Financial Services segment and 1,454 employees related to our corporate and homebuilding operations. Our headcount increased by approximately 7.3% compared to December 31, 2022 as a result of increased active community count during 2023. Within our homebuilding operations, the majority of our employees are related to our construction and sales functions, which totaled 445 and 398 employees, respectively, as of December 31, 2023. We do not have collective bargaining agreements relating to any of our employees, and we have not experienced any strikes or work stoppages. However, we subcontract many phases of our homebuilding operations and some of the subcontractors we use may have employees who are represented by labor unions.

Our Co-Chief Executive Officers and Chief Financial Officer, who are responsible for setting our overall strategy, average approximately 19 years with us, and have extensive experience in the homebuilding industry. Our Co-Chief Executive Officers are also the founders of the company. Our leadership team's long service history provides consistency in managing our business and helps reinforce and sustain our company culture through all levels of the organization.

Employee compensation and benefits

Our employees are critical to our continued success and execution of our strategic priorities. We understand that our ultimate success and ability to compete are significantly dependent on how well we attract, promote, retain qualified employees with the expertise needed to manage and support our operations. To attract and retain top talent in the industry, we offer our employees pay and benefits packages, which we believe are competitive with others throughout our industry, as well as within the local markets in which we operate. Compensation packages for our employees generally include competitive base pay and the opportunity to receive periodic bonus payments which are tied to individual employee performance and often times the achievement of operational performance targets. These operational performance targets vary by year and may vary based on local market conditions. Additionally, for certain employees critical to the management of our operations, we provide long-term incentive compensation, in the form of restricted stock units, which typically vest over a three-year period. We believe this compensation structure provides our employees with competitive pay and aligns individual performance with our success.

Employee training

In accordance with our Commitment to Training and Professional Development, we train new and existing employees in a variety of areas, including company policies, anti-harassment, anti-discrimination, sales, information technology including cyber security risks, retirement and financial wellness planning, and safety. On an individual level, we are committed to providing employees with the feedback necessary to improve their performance, reviewing expectations of their position, and fostering growth in their current role. As part of our commitment to the ongoing training and development of our employees, we rolled out Century University at the beginning of 2023. With this program, we have developed a learning management system that includes training videos and quizzes covering topics such as construction, customer relations, purchasing, and land development and architecture, and safety, (ii) field training for our construction and sales personnel taught by internal and external subject matter experts, and (iii) periodic leadership seminars for our executives and much more.

Diversity, inclusion, and ethics

As set forth in our Commitment to Diversity and Inclusion, our commitment to equal opportunity does not begin with employment; it begins at the time a position becomes open. We and the recruiting agencies that we use commit to equal opportunity recruiting. We are committed to hiring and supporting a diverse and inclusive workforce. We define diversity as the range of human differences, including but not limited to race, ethnicity, gender, gender identity, sexual orientation, age, social class, physical ability or attributes, religious or ethical values system, national origin, and political beliefs. We aim to create an inclusive organization where all employees are treated with dignity and respect and are empowered to reach their full potential. Among other programs, all new employees are required to take trainings related to anti-harassment and anti-discrimination. Further, all employees are trained on anti-harassment and anti-discrimination every two years or more often if required by state law. We are committed to equal opportunity from the time a position becomes open, and are committed to pay equity, a core element of our pay-for-performance strategy.

As of December 31, 2023, our overall workforce was comprised of approximately 42% women and 24% identified as racially or ethnically diverse, and our manager level employees, including those at our corporate office, our on-site sales, sales support and construction workforce, was comprised of approximately 47% women and 22% identified as racially or ethnically diverse. Of our U.S. workforce, 3% are veterans. Of the seven members of our Board of Directors, nearly 30% are female and nearly 30% are racially or ethnically diverse.

Additionally, all our employees are expected to display and encourage honest, ethical, and respectful conduct in the workplace. Our employees must adhere to our Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes periodic training on preventing, identifying, reporting, and stopping discrimination of any kind. Employees may anonymously report any suspected violations to our web-based reporting system or Corporate Compliance Line. We also maintain an anti-retaliation policy such that any employee who reports a concern in good faith is protected from harassment, retaliation, or adverse employment consequences.

Vendors and Suppliers

At Century, we aim to conduct our business operations at the highest level of ethical standards. We expect our vendors – including business partners, suppliers and trade partners – to understand and act in accordance with applicable laws, rules and regulations, as well as to abide by our workplace policy standards. This includes our Code of Business Conduct and Ethics Policy Statement, our Environmental, Social and Governance (ESG) Policy Statement, our Human Rights Policy Statement, our Commitment to Workplace Health & Safety Statement and our Commitment to Diversity and Inclusion Policy Statement.

Our goal is to partner with vendors that conduct their businesses with a set of ethical standards comparable to our own and who share our same commitment to workplace health and safety, labor rights and the environment.

We expect that all our vendor business partners commit to providing a safe workplace and standards for employment that respect the rights of their employees under federal, state and local laws. In addition, we have developed a Vendor Code of Conduct to establish principles, guidelines and standards with respect to the conduct of our vendor business partners. These principles, guidelines and standards build on those contained within our own Ethics Policy and are intended to help us address certain risks. Through their vendor agreements with us, we expect our vendor business providers will respect the principles, guidelines and standards reflected in this Code. We also expect our vendor business partners to follow best industry practices.

Health and safety

The philosophy at Century that we pursue each and every day is that "No One Gets Hurt. Everyone Goes Home To Build Another Day." We are committed to workplace health and safety, as outlined in our Labor Rights Policy. In our corporate structure, we have a Senior Director of National Safety as well as additional staffing who provide centralized administrative support and set guidelines for audit frequency and conduct internal audits. Each division designates Division Safety Officers, who are extensively trained in on-site hazard identification, abatement protocols and safety incident reporting in order to promote and maintain Occupational Safety and Health Administration compliance. Additionally, we conduct monthly safety audits, as well as third-party safety inspections, to ensure our construction operations are safe. We also provide safety training through webinars, classroom settings, field onsite forums, trade toolbox talks, and one-on-one mentoring with third-party safety auditors. During 2023, the recordable injury rate of our direct employees was 0.63%, which decreased from the prior year.

Community support and engagement

As a leading homebuilder with a presence in 18 states and over 45 markets, we play an important role in helping to solve the shortage of housing, especially affordable housing, that exists today in the United States. We are not only dedicated to building sustainable and affordable new homes, but we also believe it is important to support the communities in which we live and operate by donating both our time and additional resources. In 2021, we established

Century Communities Foundation, a 501(c)(3) nonprofit, to support our local teams at the corporate level with their initiatives and to make contributions at both national and local levels. To further expand on our community engagement, in 2023, we engaged an outside partner to create an online system where our employees can identify volunteer opportunities, track hours spent volunteering, make donations, and have their donations matched by Century Communities Foundation up to $500 per calendar year. During the year ended December 31, 2023, we pledged $2.0 million to the Century Communities Foundation.

Century ESG report

More information regarding our human capital programs and initiatives can be found in our Environmental, Social and Governance Report. Our Environmental, Social and Governance Report is available under the "Investors-ESG" section of our website located at www.centurycommunities.com. Information on our website, including the Environmental, Social and Governance Report, is not incorporated by reference in or otherwise considered a part of this Annual Report on Form 10-K.

Available Information

We are a U.S. public reporting company under the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act"), and file reports, proxy statements, and other information with the U.S. Securities and Exchange Commission (which we refer to as the "SEC"). Copies of these reports, proxy statements, and other information can be accessed from the SEC's home page on the Internet at http://www.sec.gov. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K are available free of charge on our website at www.centurycommunities.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. The information contained on our website or connected to our website is not incorporated by reference into this Form 10-K and should not be considered part of this report.

ITEM 1A.   RISK FACTORS.

Our business routinely encounters and attempts to address risks, some of which will cause our future results to differ, sometimes materially, from those originally anticipated. Below, we have described our present view of the material risks facing the Company. The risk factors set forth below are not the only risks that we may face or that could adversely affect us. If any of the circumstances described in the risk factors discussed in this Form 10-K actually occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to occur, the trading price of our securities could decline significantly and stockholders may lose all or part of their investment.

The following discussion of risk factors contains "forward-looking statements," which may be important to understanding any statement in this Form 10-K or in our other filings and public disclosures. In particular, the following information should be read in conjunction with the sections in this Form 10-K entitled, "Cautionary Note about Forward-Looking Statements," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Item 8. Financial Statements and Supplementary Data."

Risk Factors Summary

This summary is not complete and should be read in conjunction with the risk factors that follow.

Risks Related to the Housing Market and General Economic Conditions
- We are subject to demand fluctuations in the housing market and the homebuilding industry.
- Adverse changes in general economic conditions, including inflation, unemployment rates, interest rates, and availability of financing, global economic and political instability and conflicts and changing home buying patterns and trends could reduce future demand for our homes.
- Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels at reasonable prices and to successfully manage our land and lot inventory.
- Our geographic concentration and changes to the population growth rates and other demographics or conditions in our markets could adversely affect our business.

Risks Related to the Homebuilding and Real Estate Industries
- Our operating results are dependent on our ability to develop our communities successfully and within expected timeframes and to maintain good relations with the homeowners in our communities.
- We face risks regarding utility, resource, raw material, building supply and labor shortages and prices, which have been exacerbated by persistent inflation and supply chain disruptions.
- We are subject to potential liability for health and safety incidents and product liability and warranty claims, which may exceed our insured limits.
- The homebuilding industry is cyclical, seasonal and competitive.
- Real estate investments are risky and dependent upon our ability to successfully manage our land acquisitions and development and construction processes.

Risk Related to Our Financial Services Business
- Our mortgage lending business requires substantial capital, which may not continue to be available to us in the amounts we require and at acceptable pricing.
- Our Financial Services segment can be adversely affected by reduced demand for our homes and our inability to sell mortgages into the secondary market or potential liability in connection with such sales.
- The financial services market is competitive.
- Governmental regulation may adversely affect our Financial Services operations.
- Our servicing portfolio, interest rate lock commitments, and loans held for sale are subject to fluctuation in values and although we attempt to hedge our exposure, our hedging activities involve risk and may not be effective.
- A cyber attack or other security breach of our Financial Services business could subject us to significant liability and harm our reputation.

Risks Related to Human Capital Management
- The success of our business is dependent upon highly skilled, competent and key personnel, as well as suitable contractors.
- We depend on key personnel, the loss of which could have a material adverse effect on our business.

Risks Related to Governmental, Regulatory, Legal and Compliance Matters
- Government regulations and legal challenges may delay the start or completion of our communities, increase our costs and expenses or limit our homebuilding or other activities.
- We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.
- We are subject to liability under various data protection laws, the non-compliance of which could subject us to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution.

Risks Related to Environmental Matters
- We are subject to environmental laws and regulations, which may increase our costs, limit the areas in which we can build homes, delay completion of our projects or result in potential liability.

Risks Related to Weather and Climate Change
- Adverse weather and geological conditions may increase our costs, cause project delays and reduce consumer demand for housing.
- Changes in global or regional climate conditions and governmental actions in response to such changes, including new climate disclosure rules proposed by the SEC, may adversely affect us by increasing the costs of, or restricting, our planned or future growth activities.

Risk Related to Acquisitions and Joint Venture Investments
- Acquisitions, investments and/or disposals involve risks and may result in unexpected costs and unrealized benefits.
- A significant portion of our historical growth has been due to our prior acquisitions and we may not be able to continue to grow through acquisitions.

Risks Related to Our Indebtedness and Liquidity

- Difficulty in obtaining sufficient additional capital or refinancing our existing indebtedness at reasonable prices when needed could result in an inability to acquire land for our developments or increased costs and delays in the completion of our development projects.
- We have substantial indebtedness and expect to continue to use leverage in executing our business strategy.
- Interest expense on our debt limits our cash available to fund our growth strategies and we may be unable to generate sufficient cash flows to meet our debt service obligations or comply with our covenants.

Risks Related to Tax Policies and Regulation

- Tax policies and regulation, including in particular any limitation on, or reduction or elimination of, tax benefits associated with owning a home or increases in property and sales taxes, may affect our business and increase our costs.

Risk Related to Possible Conflicts of Interest

- Conflicts of interest may arise as a result of relationships between our Co-Chief Executive Officers and the Company.

Risks Related to Ownership of our Common Stock

- The ownership of our common stock is risky as it is subordinated to our existing and future indebtedness.
- Our actual operating results may differ significantly from our guidance or the expectations of analysts, which could cause the market price of our common stock to decline.

General Risk Factors

- We are subject to several other risks of which other public companies are subject, including without limitation, the effect of negative publicity; increased scrutiny related to our environmental, social and governance practices; information technology failures or data security breaches; the rise of artificial intelligence; our ability to change our operational policies, investment guidelines and business and growth strategies without stockholder consent; and our ability to maintain an effective system of internal controls.

Risks Related to the Housing Market and General Economic Conditions

We are subject to demand fluctuations in the housing market and the homebuilding industry. Any decline in demand for our homes or in the homebuilding industry generally may materially and adversely affect our business, results of operations, and financial condition.

Demand for our homes is subject to fluctuations, often due to factors outside of our control. These factors may include interest rates and Federal Reserve policy changes; inflation; consumer confidence and spending; employment levels; uncertainty in financial, credit and consumer lending markets; slow economic growth or recessionary conditions in various regions or industries around the world; availability of financing for homebuyers; tight lending standards and practices for mortgage loans that limit consumers' ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, higher home prices, more conservative appraisals, changing consumer preferences, higher loan-to-value ratios and extensive buyer income and asset documentation requirements; changes to mortgage regulations; availability and prices of new homes compared to existing inventory; demographic trends, including slower rates of population growth or population decline in our markets; the effect of pandemics; and other factors, including those described elsewhere in this report. If there is limited economic growth, declines in employment and consumer income, changes in consumer behavior, and/or tightening of mortgage lending standards, practices and regulation in the geographic areas in which we operate, or if interest rates for mortgage loans or home prices continue to rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition and results of operations, including, but not limited to, the number of homes we sell, our average sales price per home closed, cancellations of home purchase contracts and the amount of revenues or profits we generate, and such effect may be material. In a housing market downturn when demand for our homes decreases, our revenues and results of operations are typically adversely affected; we may have significant inventory impairments and other write-offs; our gross margins may decline significantly from historical levels; and we may incur substantial losses from operations. At any particular time, we cannot accurately predict whether housing market conditions will improve, deteriorate or continue as they exist at that time.

Adverse changes in general economic conditions could reduce the demand for our homes and, as a result, could have a material adverse effect on our business, results of operations and financial condition.

The residential homebuilding industry is cyclical and is highly sensitive to changes in local and general economic conditions that are outside our control, including:

- consumer confidence, employment levels, job growth, spending levels, wage and personal income growth, personal indebtedness levels, and household debt-to-income levels of potential homebuyers;
- the availability and cost of financing for homebuyers or restrictive mortgage standards, including private and federal mortgage financing programs and federal, state, and provincial regulation of lending practices;
- real estate taxes and federal and state income tax provisions, including provisions for the deduction of mortgage interest payments;
- U.S. and global financial system and credit markets, including short- and long-term interest rates and inflation, and any effects from a potential U.S. government shutdown or sovereign default;
- housing demand from population growth, household formations, new home buying catalysts (such as marriage and children), second home buying catalysts (such as retirement), home sale catalysts (such as an aging population), demographic changes (including immigration levels and trends in urban and suburban migration), generational shifts, or otherwise, or perceptions regarding the strength of the housing market, and home price appreciation and depreciation resulting therefrom;
- competition from other real estate investors with significant capital, including other real estate operating companies and developers, institutional investment funds and companies solely focused on single-family rentals; and
- the supply of new or existing homes, including foreclosures, and other housing alternatives, such as apartments and other residential rental property, and the aging of existing housing inventory.

These factors have resulted in the past and in the future could result in a decline in the demand for our homes, as well as a decline in the pricing for our homes, an increase in customer cancellations, an increase in selling concessions and downward pressure on the market value of our inventory, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations and increase the risk for asset impairments. A significant or sustained downturn in the homebuilding market would likely have an adverse effect on our business and results of operations for multiple years.

In addition, the portion of our customer base that consists of first- and second-time move-up buyers, often purchase homes subject to contingencies related to the sale and/or closing of their existing homes. If these potential buyers face difficulties in selling or closing their homes, whether due to rising interest rates for mortgage loans, periods of weak economic conditions, oversupply, restrictive mortgage standards or otherwise, our sales may be adversely affected. Moreover, we may need to reduce our sales prices, possibly in instances where appraised values of our homes are lower than our sales price, and offer greater incentives to buyers to compete for sales that may result in reduced margins. Also, because we have increased our supply of quick move-in (or "spec") homes relative to our built-to-order homes, adverse changes in economic conditions could cause us to reduce prices more rapidly to avoid carrying large amounts of finished inventory. This, in turn, could adversely affect our results of operations and financial condition

Global economic and political instability and conflicts could adversely affect our business, financial condition or results of operations.

The global economic slowdown, inflation, rising interest rates and the prospects for recession, as well as recent and potential future disruptions in access to bank deposits or lending commitments due to bank failure, could materially and adversely affect our liquidity, our business, financial condition and results of operations. The closures of certain regional banks during the first half of 2023 and their placement into receivership with the Federal Deposit Insurance Corporation ("FDIC") created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at these banks would have access to their funds, even those in excess of the standard FDIC insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages. The failure of any bank with which we do business could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Additionally, our business could be adversely affected by unstable economic and political conditions as well as geopolitical conflicts. While we do not have any customer or direct supplier relationships in foreign countries experiencing war, current military conflicts, and related sanctions, as well as export controls or actions that may be initiated by nations (e.g., potential cyber attacks, disruption of energy flows, etc.) and other potential uncertainties could adversely affect our supply chain by causing shortages or increases in costs for materials necessary to construct homes and/or increases to the price of gasoline and other fuels. In addition, such events could cause higher interest rates, inflation or general economic and geopolitical uncertainty, which could negatively impact our business partners, employees or customers, or otherwise adversely impact our business. Furthermore, deployments of U.S. military personnel to foreign regions, terrorist attacks, other acts of violence or threats to national security and any corresponding response by the United States or others, related domestic or international instability or civil unrest may cause an economic slowdown in the markets where we operate, which could adversely affect our business.

Our future success depends upon our ability to successfully adapt our business strategy to changing home buying patterns and trends.

Future changing home buying patterns and trends could reduce the demand for our homes and, as a result, could have a material adverse effect on our business and results of operations. Our business strategy has historically been to offer homes that appeal to a broad range of entry-level, move-up and, lifestyle homebuyers, with an emphasis towards entry-level or affordably priced homes, based on each local market in which we operate. However, given the significant increases in average home sales prices across our markets and the increased demand for more affordable homes due to generational shifts, affordability concerns, changing demographics and other factors, we have further increased our focus on offering more affordable housing options in our markets. We believe that due to anticipated generational shifts, changing demographics and other factors, the demand for more entry-level and affordable homes will continue to increase. This is particularly true in light of future homebuyers being motivated to move out of their apartments or confined living areas, often in urban areas, and into more spacious homes, often in nearby suburbs, as they spend more time at home as a result of part- and full-time remote-working arrangements, which became significantly more prevalent as a result of the COVID-19 pandemic. Part of our strategy with our Century Complete brand is to target first time homebuyers with an asset light business model. Our Century Complete brand targets entry-level homebuyers, primarily sells homes through retail studios and the internet, and generally provides no option or upgrade opportunities. We have also pivoted our Century Communities brand to target more affordable price points as well. No assurance can be provided that our current business strategy to focus on more affordable homes will be effective or that we will successfully anticipate and react to future changing home buying patterns and trends, which may include higher levels of single-family rental demand. In addition, if the level of new home demand increases in future periods as a result of changing home buying patterns or trends or otherwise, the risk of shortages and cost increases in residential lots, labor and materials available to the homebuilding industry will likely increase.

Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels at reasonable prices for residential build-out.

Our future growth depends upon our ability to successfully identify and acquire attractive land parcels for development of our homes at reasonable prices and with terms that meet our underwriting criteria. Our ability to acquire land parcels for new homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning, governmental and municipal restrictions, including environment restrictions, and other market conditions. There can be no assurance that an adequate supply of homebuilding lots will continue to be available to us on terms similar to those available in the past. If the supply of land parcels appropriate for development of homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and the number of homes that we build and sell could decline. Additionally, our ability to begin new projects could be impacted if we elect not to purchase land parcels under option contracts. To the extent we are unable to purchase land parcels on a timely basis or enter into new contracts for the purchase of land parcels at reasonable prices, our home sales revenue and results of operations could be negatively impacted.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets decline for a prolonged period.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in 18 states throughout the U.S. which results in us being subject to risks associated with the particular markets in which we operate, including their regional and local economies, any industries which are prevalent in these markets, and weather-related or other events impacting these markets. A prolonged economic downturn in one or more of these areas, or a particular industry that is fundamental to one or more of these areas, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. To the extent the oil and gas industry, which can be very volatile, is negatively impacted by declining commodity prices, climate change, legislation or other factors, a result could be a reduction in employment or other negative economic consequences, which in turn could adversely impact our home sales and activities in certain of our markets. Our communities on the West coast are especially susceptible to restrictive government regulations and environmental laws. In addition, certain insurance companies doing business in Florida and Texas have restricted, curtailed or suspended the issuance of homeowners' insurance policies on single-family homes. This has both reduced the availability of hurricane and other types of natural disaster insurance in Florida and Texas, in general, and increased the cost of such insurance to prospective purchasers of homes in Florida and Texas. Mortgage financing for a new home is conditioned, among other things, on the availability of adequate homeowners' insurance. There can be no assurance that homeowners' insurance will be available or affordable to prospective purchasers of our homes in the Florida and Texas markets. Long-term restrictions on, or unavailability of, homeowners' insurance in the Florida and Texas markets could have an adverse effect on the homebuilding industry in such markets in general, and on our business within such markets in particular. Additionally, the availability of permits for new homes in new and existing developments could be adversely affected by the significantly limited capacity of the schools, roads and other infrastructure in such markets. While our operations are geographically diverse, an economic downturn or other event in one or more of the markets in which we operate for a prolonged period could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with larger scale and more diversified operations and geographic footprint.

Any increase in unemployment or underemployment may lead to reduced demand for our homes and an increase in the number of loan delinquencies and property repossessions and have an adverse impact on our business and results of operations.

In the United States, the unemployment rate was 3.7% as of the end of December 2023, according to the U.S. Bureau of Labor Statistics. People who are not employed, are underemployed, or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own, and may face difficulties in making required mortgage payments. Therefore, an increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on our business by both reducing the demand for the homes we build and increasing the supply of homes for sale, which would also likely adversely affect our Financial Services business, which is dependent upon the sale of our homes. In addition, an increase in unemployment or underemployment may result in increased default rates on mortgage loans we originated, which could expose us to repurchase obligations or other liabilities, reduce our ability to sell or finance the loans we originate or require us to sell or finance the loans we originate on less favorable terms, lead us to impose stricter loan qualification standards, or result in us no longer being able to offer financing terms that are attractive to potential buyers, all of which would adversely affect our Financial Services business.

If homebuyers are not able to obtain suitable financing, our results of operations may decline.

The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If the home financing market is unstable or contracts, our revenues and results of operations could be adversely affected. A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing or through our Financial Services business. First-time homebuyers are generally more affected by the availability of financing than other potential homebuyers. These buyers are an important source of our demand, especially in light of our Century Complete segment, which targets first time homebuyers. A limited availability of home mortgage financing and/or rising interest rates for mortgage loans, as we have seen in recent years as a result of the interest rate increases imposed by the Federal Reserve in response to concerns about inflation and economic uncertainties, may adversely affect the volume of our home sales and the sales prices we obtain. This environment would also likely adversely affect our Financial Services business.

In the past, the mortgage lending industry in the United States experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. In response, lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements tightened, and investor demand for mortgage loans and mortgage-backed securities declined. The deterioration in credit quality during the economic downturn caused almost all lenders to stop offering subprime mortgages and most other loan products that were not eligible for sale to Fannie Mae or Freddie Mac, or loans that did not conform to Fannie Mae, Freddie Mac, Federal Housing Administration (which we refer to as the "FHA") or Veterans Administration (which we refer to as the "VA") requirements. Fewer loan products and tighter loan qualifications may make it more difficult for certain buyers to finance the purchase of our homes. Additionally, if the federal government were to reduce or eliminate mortgage loan programs (including due to any failure of lawmakers to agree on a budget or appropriation legislation to fund relevant programs or operations), it may make it more difficult for our customers to finance the purchase of our homes. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to first-time and move-up buyers, who have historically made up a substantial part of our customers and will likely continue to make up a substantial part of our customers especially in light of our Century Complete segment. Reductions in demand adversely affected our business and financial results during that downturn, and similar reductions in demand may occur as a result of rising interest rates for mortgage loans. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities in the past have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes.

The FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for buyers financing the purchase of our homes. The FHA has tightened its underwriting standards, which affects potential homebuyers, including in particular first-time buyers. In addition, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks have reduced opportunity for those purchasers. In the future, there may be further restrictions on FHA-insured loans, including limitations on seller-paid closing costs and concessions, stricter loan qualification standards, and an increase in minimum down payment requirements. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our potential homebuyers' ability to secure adequate financing and, accordingly, our ability to sell homes in the United States. In addition, changes in federal and state regulatory and fiscal policies aimed at aiding the home buying market (including repeal or another limitation of the home mortgage interest tax deduction) may also negatively affect potential homebuyers' ability or desire to purchase homes.

Decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt, and we have experienced some of these adverse impacts as a result of rising interest rates for mortgage loans. Even if potential buyers of our homes do not themselves need mortgage financing, where our potential buyers must sell their existing homes in order to buy one of our homes, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could delay or adversely affect such a sale, which would result in our potential customers' inability to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. If our customers (or potential buyers of our customers' existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for our homes, which could materially and adversely affect our business and results of operations.

Most of the purchasers of our homes finance their acquisitions with mortgage financing and in many cases obtain their mortgage financing through our Financial Services business. Mortgage rates, up until recently, had been historically low, which made the homes we sell more affordable. However, mortgage rates have more than doubled since early 2022, as a result of the Federal Reserve raising interest rates in an effort to curtail inflation. Increases in interest rates increase the costs of owning a home and adversely affect the purchasing power of consumers, thereby adversely impacting demand for the homes we sell. Increased interest rates can also decrease homebuyer confidence and hinder our ability to realize our backlog because our home purchase contracts typically provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates typically adversely affect our home sales and mortgage originations. In addition, monetary policy actions affecting interest rates or fiscal policy actions and new legislation related to taxation, spending levels or borrowing limits, along with the related political debates, conflicts and compromises associated with such actions, may negatively impact the financial markets and consumer confidence. Such events in the past have and in the future could hurt the U.S. economy and the housing market and in turn, adversely affect our operating results.

In addition, the federal government plays a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. Changes in these programs could materially adversely affect the mortgage market, which would have a negative impact on our business. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Several bills have been introduced in Congress over the past several years concerning the future status of Fannie Mae and Freddie Mac and the mortgage finance system, including bills which provided for the wind-down of

Fannie Mae and Freddie Mac or proposed modifications to the financial relationship between Fannie Mae and Freddie Mac and the federal government. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. Eliminating Fannie Mae and Freddie Mac would mean that conventional loans, like the 30-year mortgage, would no longer be guaranteed, which would be likely to result in the elimination of these traditional, long-term, fixed-rate loans, and result in an increase in interest rates for longer term products. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates and mortgage availability, and we would expect our sales of new homes to decline.

Our home purchase contracts typically provide our customers with a financing contingency, which allows our customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. Increased interest rates, restrictions or reductions in government backed mortgage financing or the tightening of lenders' borrowing standards may make it more difficult for our customers to obtain financing, which would decrease our home sales and mortgage originations and have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In response to interest rate volatility and to maintain sales momentum, we have in the past increased and may in the future increase incentive offerings across our communities, including discounts on options and upgrades and financing incentives, which adversely affect our homebuilding margins.

Changes to the population growth rates in the markets in which we operate or plan to operate could affect the demand for our homes in these regions.

Slower rates of population growth or population declines in the markets where we do business, or other key markets in the United States we plan to enter, especially as compared to the high population growth rates in prior years, could adversely affect the demand for housing, causing home prices in these markets to fall, and adversely affect demand for our homes and our plans for growth, business, financial condition and operating results.

Inflation has in the past adversely affected and in the future could adversely affect our business and financial results, especially since we may not be able to raise home prices sufficiently to offset increased prices..

Inflation, which has remained at historically high rates, has adversely affected us by increasing the costs of land, materials and labor needed to operate our business and could continue to adversely affect us in future periods. In the event inflation continues to increase, we may seek to increase the sales prices of homes in order to maintain satisfactory margins. However, an oversupply of homes relative to demand, home prices being set several months before homes are delivered and affordability concerns may make any such increase difficult or impossible in future periods. In addition, inflation is often accompanied by higher interest rates, which historically negatively impact housing demand. While we historically have been able to pass along price increases to our consumers to help offset increase prices, we may not be able to continue to do so, thereby adversely impacting our margins. Moreover, the cost of capital typically increases as a result of inflation and the purchasing power of our cash resources typically declines. Actions by the government to stimulate the economy may further increase the risk of inflation, which may have an adverse impact on our business or financial results.

We face potentially substantial risk with respect to our land and lot inventory arising from significant changes in economic or market conditions, which could adversely affect our results of operations and result in write-downs of the carrying values of land we own.

We face substantial risk in owning developed and undeveloped land. We acquire undeveloped land, buildable lots and housing inventories in the markets where we build homes. The market value of land, building lots, and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. If housing demand decreases below what we anticipated when we acquired our inventory, our results of operations may be adversely affected and we may not be able to recover our costs when we sell and build houses.

When market conditions are such that land values are not appreciating, previously entered into option agreements may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreements, which could result in abandonment charges and adversely affect our operating results and financial condition. In addition, inventory carrying costs can be significant, particularly if inventory must be held for longer than planned, and can result in losses on poorly performing projects or markets. Factors, such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations, subject land valuations to uncertainty.

We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. In the face of adverse market conditions, we may have substantial inventory carrying costs, and may have to write down our inventory to its fair value, and/or sell land or homes at a loss. We may be required to record significant write-downs of the carrying value of our land inventory, and may elect not to exercise options to purchase land, even though that requires us to forfeit deposits and write-off pre-acquisition costs. Although we have taken efforts to reduce our exposure to costs of that type, a certain amount of exposure is inherent in our homebuilding business. If market conditions were to deteriorate in the future, we could be required to record significant write downs to our land inventory, which would decrease the asset values reflected on our consolidated balance sheet and could adversely affect our results of operations and financial condition and result in write-downs of the carrying values of land we own.

Increases in our home cancellation rate could have a negative impact on our home sales revenue and homebuilding margins.

Our backlog reflects sales contracts with homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for most homes reflected in our backlog, and generally we have the right to retain the deposit if the homebuyer fails to comply with the homebuyer's obligations under the sales contract, subject to certain exceptions, including as a result of state and local law and in certain circumstances, the homebuyer's inability to sell the homebuyer's current home or, the homebuyer's inability to obtain suitable financing. Home order cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers' inability to sell their existing homes, homebuyers' inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. During 2023 we experienced a decrease in our cancellation rates as compared to higher cancellation rates in 2022, which were primarily driven by the mortgage rate increases at that time, but no assurance can be provided that our home cancellation rates will not once again increase.

Public health issues such as a major epidemic or pandemic could adversely affect our business or financial results.

The United States and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In 2020, the COVID-19 pandemic resulted in federal, state and local governments and private entities mandating various restrictions, including the closures of non-essential businesses for a period of time, which had an adverse impact on our business. In addition, the effects of the pandemic on economic activity, combined with strong demand for new homes that followed the initial onset of the pandemic, caused many disruptions to our supply chain and shortages in certain building components and materials, as well as labor shortages, all of which lengthened our construction cycle times. During the pandemic, overall economic conditions, as well as demand for our homes and our ability to conduct normal business operations became highly unpredictable. Outbreaks of contagious diseases similar to the pandemic may occur in the future, which could have a significant negative impact on the economy, our ability to conduct normal business operations and our results of operations and financial condition.

Risks Related to the Homebuilding and Real Estate Industries

If we are unable to develop our communities successfully or within expected timeframes and budgets, our results of operations could be adversely affected.

Before a community generates any revenues, significant time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. In addition, our land bank option contracts often include interest provisions under which delays in land development and/or longer land takedown periods cause us to incur additional cost. It can take several years from the time we acquire control of an undeveloped property to the time we make our first home sale on the site. Costs increases and delays in the development of communities, including increased costs and delays associated with subcontractors performing the development activities or entitlements, expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market our communities successfully, especially in our more recent or new markets where it may be more difficult to do so, and to generate positive cash flow from these operations in a timely manner, could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements. In addition, higher than expected absorption rates in existing communities may result in lower than expected inventory levels until the development for replacement communities is completed.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate or may operate in the future have been subject to utility and resource shortages, including significant changes to the availability of electricity and water. Shortages of natural resources in our markets may make it more difficult for us to obtain regulatory approvals of new developments. For example, certain areas in which we operate, particularly the Western United States, have experienced and continue to experience severe drought conditions. In response to these conditions, government officials often take a number of steps to preserve potable water supplies. To address the state's mandate and their own available potable water supplies, local water agencies/suppliers could potentially: restrict, delay the issuance of, or proscribe new water connection permits for homes; increase the costs for securing such permits, either directly or by requiring participation in impact mitigation programs; adopt higher efficiency requirements for water-using appliances or fixtures; limit or ban the use of water for construction activities; impose requirements as to the types of allowed plant material or irrigation for outdoor landscaping that are more strict than state standards and less desired by consumers; and/or impose fines and penalties for noncompliance with any such measures. These local water agencies/suppliers could also increase rates and charges to residential users for the water they use, potentially increasing the cost of homeownership.

We also have experienced fluctuations in utility and resource costs across our markets due, in part, to rising inflation and supply chain disruptions, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes and negatively affect our business and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Given the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could also generate significant negative publicity, which could adversely impact our reputation, sales of our homes, relationships with relevant regulatory agencies and governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

We may not be able to compete effectively against competitors in the homebuilding industry, especially in our recent markets and new markets we plan to enter.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. We compete with large national and regional homebuilding companies and with smaller local homebuilders for home buying customers, land, financing, raw materials, and skilled management and labor resources. A number of our primary competitors are significantly larger, have a longer operating history, a more diversified geographic footprint and may have greater resources, less leverage or lower cost of capital than ours. Accordingly, these competitors may be able to compete more effectively in one or more of the markets in which we operate. In addition, their increased scale may allow them to endure higher land and labor costs and buy raw materials more cheaply, as well as be less vulnerable to general economic conditions and fluctuations in housing demand. Many of these competitors have long-standing relationships with subcontractors and suppliers in the markets in which we operate and therefore better access to qualified labor and lower raw material costs. As we have expanded our operations into new markets, we have faced and will likely continue to face new competition from many established homebuilders in those markets, and we will not have the benefit of the extensive relationships and strong reputations with subcontractors, suppliers and homebuyers that we have historically enjoyed in our Colorado and other legacy markets. In addition, the homebuilding industry has been subject to increasing consolidation. Consolidation in our industry not involving our Company could result in existing competitors increasing their market share through business combinations and result in stronger competitors. We may be unable to compete successfully in an increasingly consolidated industry and cannot predict with certainty how industry consolidation will affect our competitors or us. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, increase our labor and raw material costs, hinder our growth plans, lead to pricing pressures on our homes; cause us to increase selling concessions; and cause impairments in the value of our inventory or other assets, all of which may adversely impact our revenues, margins and other operating results.

We also compete with sellers of existing homes, including foreclosed homes, and more recently with rental housing, including in particular single-family rentals. Until 2012, the single-family rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, local property managers. Since then, numerous large, well-capitalized real estate investment trusts and other vehicles have entered this business, resulting in a significant increase in the number of single-family rental homes. More recently, traditional homebuilders have entered this market, constructing communities of single-family rental homes. Increases in and an oversupply of competitively priced resale, foreclosure or rental homes in our markets could adversely affect our ability to sell homes profitably.

We have only recently entered into the multi-family rental industry and continue to assess whether to further expand into this segment or to enter into the single-family rental industry. Our wholly owned subsidiary, Century Living, LLC, is currently engaged in the development, construction and management of three multi-family rental properties in Colorado. This strategy involves risks, especially in light of the numerous large, well-capitalized real estate investment trusts and other vehicles and companies that have entered this business. Before a multi-family rental unit generates any revenues, we are required to make significant expenditures to acquire land; obtain permits, development approvals and entitlements; and to construct the building. Accordingly, this new line of business requires additional capital, and we face competition in securing debt financing or potential equity partners. In this business, we compete for tenants with the large supply of already existing or newly built single- and multi-family rental units, as well as with sellers of homes. These competitive conditions could negatively impact our ability to find renters for the multi-family rental units we are building or the prices for which they can be rented. These competitive conditions could negatively impact our ability to succeed in this business if we decide to pursue it more aggressively.

If we are unable to successfully compete in the homebuilding industry, especially in our recent markets and new markets we plan to enter, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry, from time to time, has experienced and will likely continue to experience raw material shortages and been adversely affected by volatility in global commodity prices and government imposed tariffs and trade regulations. In particular, shortages and fluctuations in the price of concrete, drywall, steel, lumber or other important raw materials in the past have resulted and in the future could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. These shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. The cost of raw materials also in the past have been and in the future may be materially and adversely affected during periods of shortages or high inflation, such as in 2021 and 2022. These shortages have caused, and in the future may cause, construction delays, and increases in our costs of home construction.

Shortages or increases in the price of raw materials could cause delays in and increase our costs of home construction. We generally are unable to pass on increases in construction costs to customers who have already entered into home purchase contracts and may not be able to sufficiently increase the price of homes remaining to be sold due to affordability concerns or otherwise. Sustained increases in construction costs may continue to adversely affect our gross margins, which in turn could materially and adversely affect our business, liquidity, financial condition and results of operations.

The cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents. Increases in such costs could also result in higher prices for any product utilizing petrochemicals. We experienced such increases during the second half of 2021, and throughout the first half of 2022, and these cost increases adversely affected our costs of land development and home construction. However, if such cost increases persist or worsen, they may have an even greater adverse effect on our operating margins and results of operations. Furthermore, any such cost increase may adversely affect the regional economies in which we operate and reduce demand for our homes.

Homebuilding is subject to product liability and warranty claims arising in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake on homes we construct will be free from defects once completed. Construction defects may arise in projects, developments and homes and may arise during a significant period of time after completion. Defects arising on a development or a home attributable to us may lead to significant contractual or other liabilities. As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from their faulty workmanship and materials, and create warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. We cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities can be difficult to enforce. We may also be responsible for applicable self-insured retentions, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is becoming increasingly expensive and the scope of coverage is restricted. There is no assurance that adequate insurance coverage will continue to be available with acceptable price and terms. If we cannot recover from our subcontractors or their insurance carriers, we may suffer even greater losses.

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may also have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditures, to the extent not covered by insurance or redress against subcontractors, may adversely affect our business, reputation, financial condition and operating results.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be responsible for repairing damages or covering liabilities caused by uninsured risks. We may be liable for any debt or other financial obligations related to affected property.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors in the United States may be unable to obtain insurance. If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured subcontractors who cannot cover the losses they cause, we may suffer losses. Insurance coverage may be further restricted and become even more costly in our industry. Premium amounts on many of our insurance policies are subject to audit during or following the expiration of the policy, which may result in an obligation to pay additional premiums. Such circumstances could adversely affect our business, financial condition and operating results.

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for operations, as well as the value of our real estate assets. These events include, but are not limited to:

- adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;
- adverse changes in international, national or local economic and demographic conditions;
- competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;
- reductions in the level of demand for and increases in the supply of land suitable for development;
- fluctuations in interest rates, including the interest rate increases imposed by the Federal Reserve during the past couple of years, which could adversely affect our ability, or the ability of homebuyers, to obtain financing on favorable terms, or at all;
- unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and
- changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning, tax and disability rights laws.

In addition, periods of economic slowdown or recession, rising interest rates, inflation, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If we cannot successfully implement our business strategy, our business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited. We may be forced to sell assets at significantly lower margins or at a loss, if we are able to sell them at all, or hold non-income producing assets for an extended period of time, which could have a negative impact on our liquidity or results of operations.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season. Historically, we have entered into a larger percentage of contracts for the sale of our homes during the spring and summer months. Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce our profitability. Seasonal natural disasters such as floods and fires could cause delays in the completion of, or increase the cost of, developing one or more of our communities, causing an adverse effect on our sales and revenues. In many cases, we may not be able to recapture increased costs by raising prices. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these and other factors, including without limitation:

- the timing of home closings and land sales;
- our ability to continue to acquire additional land or secure option contracts to acquire land on acceptable terms;
- conditions of the real estate market in areas where we operate and of the general economy;
- inventory impairments or other material write-downs;
- raw material and labor shortages; and
- other changes in operating expenses, including the cost of labor and raw materials, personnel and general economic conditions.

Poor relations with the residents of our communities could negatively impact sales, which could adversely affect our revenues or results of operations.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect our sales or reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, inabilities to obtain desired approvals and entitlements, cost overruns, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, operating results and financial condition and our relationships with our customers.

Risk Related to Our Financial Services Business

We are subject to various risks relating to our Financial Services business.

There are numerous risks involved with engaging in our mortgage lending business. The loans we originate are often to buyers of our homes, so our pool of borrowers is generally less diverse than as is the case with a traditional lender, and thus there could be a higher correlation in the default rate with our borrowers. In addition, because we originate loans to buyers of our homes, there is the risk that we may be more incentivized, compared to more traditional lenders, to lower our underwriting standards in order to close home sales. Should we not be able to establish sufficiently stringent underwriting standards, or if our underwriting standards do not adequately screen quality applicants, the default rate on the loans we originate may be higher, which could have an adverse impact on our results of operations and financial condition, either because the borrowers under loans we own are no longer performing, or because we are required to repurchase or otherwise indemnify purchasers, guarantors or insurers of the loans we sold, securitized, or serviced. Further, if we face a high default rate on the mortgages we originate, we may be unable to sell mortgages or the pricing we receive upon the sale of mortgages may not meet our expectations. Although we have established reserves for potential losses on mortgage loans we originate and sell, securitize, or service, which we believe are adequate, if either actual repurchases or the losses incurred resolving those repurchases exceed our expectations, additional expense may be incurred. There can be no assurance that we will not have significant liabilities in respect of such claims in the future, which could exceed our reserves, or that the impact of such claims on our results of operations will not be material.

Our mortgage lending business requires substantial capital, which may not continue to be available to us in the amounts we require.

Inspire has mortgage warehouse facilities with J.P. Morgan and Texas Capital Bank. These mortgage warehouse lines of credit provide Inspire with repurchase facilities of up to an aggregate of $375.0 million as of December 31, 2023, secured by the mortgage loans financed thereunder. Amounts outstanding under the repurchase facilities are not guaranteed by us or any of our subsidiaries and the agreements contain various affirmative and negative covenants applicable to Inspire that are customary for arrangements of this type. The mortgage repurchase facilities have varying short term maturity dates through December 18, 2024. We expect to renew and extend the respective terms of the repurchase facilities with similar terms prior to their maturity. Adverse changes in market conditions could make the renewal of these facilities more difficult or could result in an increase in the cost of these facilities or a decrease in the committed amounts. Such changes affecting our repurchase facilities may also make it more difficult or costly to sell the mortgages that we originate. As of December 31, 2023, we had $239.3 million outstanding under these repurchase facilities and were in compliance with all covenants thereunder. No assurance can be provided, however, that we will remain in compliance with the covenants or have continued access to these facilities or one or more substitute or replacement facilities in an amount sufficient to fund our mortgage lending business.

Our Financial Services segment can be adversely affected by reduced demand for our homes.

Nearly all of the mortgage loans closed by our Financial Services segment in 2023 were made to buyers of homes we built. Therefore, a decrease in the demand for our homes adversely affects the revenues of this segment of our business. Future demand for our homes is uncertain in light of persistent inflation, increased interest rates for mortgage loans, decreased consumer confidence, decreased availability of credit, and other factors, including those described elsewhere in this report.

If our ability to sell mortgages into the secondary market is impaired, that could significantly reduce our ability to sell homes unless we are willing to become a long-term investor in the loans we originate.

We sell substantially all of the loans we originate either as loans with servicing rights released, or with servicing rights retained, in the secondary mortgage market within a short period of time after origination, generally within 30 days. If we are unable or choose not to sell loans into the secondary mortgage market or directly to Fannie Mae, Freddie Mac, and Ginnie Mae, we may have to either curtail our origination of residential mortgage loans, which among other things, could significantly reduce our ability to sell homes, or commit our own funds to long term investments in mortgage loans, which, in addition to requiring us to deploy substantial amounts of our own funds, could delay the time when we recognize revenues from home sales in our consolidated statements of operations.

We retain mortgage servicing rights on some of our loan sales. As servicer for these loans, we may have to advance payments to the mortgage-backed securities bondholders to the extent there are insufficient collections to satisfy the required principal and interest remittances of the underlying mortgage-backed securities. Further, the value of the mortgage servicing rights may fluctuate significantly due to fluctuations in interest rates, among other factors, which may adversely impact our reported results of operations.

We may be liable for certain limited representations and warranties we make in connection with the sale of our loans.

When we sell the loans we originate, we make customary representations and warranties to purchasers, guarantors and insurers about the mortgage loans and the manner in which they were originated, and offer certain indemnities and guaranties to the purchasers, guarantors and insurers of which we are responsible. In the event of defaults on the loans we originate, we may be required to repurchase or substitute mortgage loans, or indemnify buyers, guarantors or insurers of our loans. If we have significant liabilities with respect to such claims, it could have an adverse effect on our results of operations, and possibly our financial condition.

The financial services market is competitive and we may not be able to compete effectively in this area.

The competitors to our Financial Services business include insurance agencies, title companies and mortgage lenders, including national, regional and local mortgage banks and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than we do, and some of them may operate with different criteria than we do. These competitors may offer a broader or more attractive array of financing and other products and services to potential customers than we do. For these reasons, we may not be able to compete effectively in the financial services market.

Governmental regulation of our Financial Services operations could adversely affect our business or financial results.

Our Financial Services operations are subject to extensive state and federal laws and regulations, which are administered by numerous agencies, including but not limited to the Consumer Financial Protection Bureau, Federal Housing Finance Agency, U.S. Department of Housing and Urban Development, FHA, VA, USDA, Fannie Mae, Freddie Mac, and Ginnie Mae. These laws and regulations include many compliance requirements, including but not limited to licensing, consumer disclosures, fair lending and real estate settlement procedures. As a result, our Financial Services operations are subject to regular, extensive examinations by the applicable agencies. In addition, the possibility of additional future regulations, changing rule interpretations and examinations by regulatory agencies may result in more stringent compliance standards and could adversely affect the results of our operations.

Our ability to collect upon mortgage loans may be limited by the application of state laws.

Our mortgage loans typically permit us to accelerate the debt upon default by the borrower. The courts of all states will enforce acceleration clauses in the event of a material payment default, subject in some cases to a right of the court to revoke the acceleration and reinstate the mortgage loan if a payment default is cured. The equity courts of a state, however, may refuse to allow the foreclosure of a mortgage or to permit the acceleration of the indebtedness in instances in which they decide that the exercise of those remedies would be inequitable or unjust or the circumstances would render an acceleration unconscionable.

Further, the ability to collect upon mortgage loans may be limited by the application of state and federal laws. For example, Nevada has enacted a law providing that if the amount an assignee of a mortgage note paid to acquire the note is less than the face amount of the note, the assignee cannot recover more through a deficiency action than the amount it paid for the note. If the Nevada law is upheld, or similar laws are enacted in other jurisdictions, it could materially and adversely affect our ability and the ability of funds we manage to profit from purchases of distressed debt.

Any cyber attack or other security breach of or vulnerability in our technology systems, or those of our customers or other third-party vendors we rely on, especially with respect to our Financial Services business, could have operational impacts, subject us to significant liability and harm our reputation.

Our Financial Services operations rely heavily on the secure processing, storage and transmission of sensitive and confidential financial, personal and other information in our computer systems and networks. There have been several highly publicized cases involving financial services companies reporting the unauthorized disclosure of customer or other confidential information in recent years, as well as cyber attacks involving theft, dissemination and destruction of corporate information or other assets, in some cases as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. Cyber attacks can originate from a variety of sources, including third parties affiliated with foreign governments, organized crime or terrorist organizations. Third parties may also attempt to place individuals within our company or induce employees, customers or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent. Although cybersecurity incidents among companies in the financial services industry are on the rise, we are not aware of any material losses relating to cyber attacks or other information security breaches. However, the techniques used in these attacks are increasingly sophisticated, change frequently and are often not recognized until launched. Although we seek to maintain a robust suite of authentication and layered information security controls, these controls could fail to detect, mitigate or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, natural disasters, power loss, spam attacks, unauthorized access, distributed denial of service attacks, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations.

We also rely on numerous third-party service providers to conduct other aspects of our Financial Services operations, and we face similar risks relating to them. While we have processes in place to manage risks associated with third-party vendors, we cannot be certain that their information security protocols are sufficient to withstand a cyber attack or other security breach. In addition, in order to access our services, our customers may use computers and other devices that are beyond our security control systems and processes.

Notwithstanding the precautions we take, if a cyber attack or other information security breach were to occur, especially with respect to our Financial Services business, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our customers, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our protective measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber attacks to our customers. Though we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our policy limits or are not covered under any of our current insurance policies.

Interest rate changes typically adversely affect us. Although we attempt to mitigate interest rate risk with hedging activities, such activities may not be effective and also involve risk.

In our Financial Services business, we utilize forward commitments on mortgage-backed securities, forward commitments, and investor commitments to protect the value of interest rate lock commitments and loans held for sale from fluctuations in mortgage-related interest rates and market pricing. To mitigate interest risk associated with interest rate lock commitments and loans held for sale, we use derivative financial instruments to economically hedge our exposure to risk from the time a borrower locks a loan until the time the loan is committed. We may obtain additional forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure that any hedging will adequately relieve the adverse effects of interest rate increases, such as the interest rate increases or decreases imposed by the Federal Reserve during the past couple of years, or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Risks Related to Human Capital Management

Failure to recruit, retain and develop highly skilled, and competent personnel may have a material adverse effect on our standards of service and adversely affect our business.

Key employees, including members of our management team, are fundamental to our ability to obtain, generate and manage business opportunities. Key employees working in the homebuilding and construction industries are highly sought after, especially in light of the unprecedented demand for new homes and current labor shortage. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial condition and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any members of our management or key personnel could adversely impact our business, financial condition and operating results.

Failure to find suitable contractors may have a material adverse effect on our standards of service.

Substantially all of our construction work is done by third-party subcontractors with us acting as the general contractor. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. An increase in levels of homebuilding in the markets in which we operate has occasionally led to some difficulty in securing the services of skilled trades people who are currently in high demand. Additionally, labor shortages further increase the difficulty in securing the services of skilled trades people. While we believe that our existing relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations. In addition, as we expand into new markets, we typically must develop new relationships with subcontractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all.

In the future, certain of the subcontractors engaged by us may be represented by labor unions or subject to collective bargaining arrangements. A strike or other work stoppage involving any of our subcontractors could also make it difficult for us to retain subcontractors for our construction work. In addition, union activity could result in higher costs to retain subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our reliance on contractors can expose us to various liability risks.

We rely on third-party contractors in order to perform the construction of our homes, and in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these contractors and their respective subcontractors and suppliers, including the possibility of defects in our homes due to improper practices or materials used by contractors or jobsite safety issues, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. For example, despite our quality control and jobsite safety efforts, we may discover that our subcontractors were engaging in improper construction or safety practices or installing defective materials in our homes. When we discover these issues, we repair the homes in accordance with our new home warranty and as required by law. We establish warranty and other reserves for the homes we sell based on market practices, our historical experiences, and our judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying our warranty and other legal obligations in these instances may be significantly higher than our warranty reserves, and we may be unable to recover the cost of repair from such subcontractors. Regardless of the steps we take, we can in some instances be subject to fines or other penalties, and our reputation may be injured.

In addition, several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors, which could adversely affect our results of operations. Century has not received similar inquiries.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our margins and other operating results.

We require a qualified labor force to develop our communities. Access to qualified labor and the costs for such labor may be affected by circumstances beyond our control, including:

- shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, especially in our key markets;
- work stoppages resulting from labor disputes;
- changes in laws relating to union organizing activity;
- changes in immigration laws and trends in labor force migration; and
- increases in wages and subcontractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or increase the costs of, developing one or more of our communities and building homes. Labor shortages can be more severe during periods of strong demand for housing and pricing for labor can be affected by the factors discussed above and various other national, regional and local economic and political factors. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers and due to affordability concerns. In such circumstances, our operating results, including in particular, our margins, could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

We depend on key personnel, the loss of which could have a material adverse effect on our business.

Our success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, each of whom would be difficult to replace. Although we have entered into employment agreements with Dale Francescon and Robert Francescon, there is no guarantee that these executives will remain employed with us. In addition, we are dependent upon other key personnel, including in particular managerial, technical, sales and marketing, operations, and customer service personnel. Our future success will depend in large part on our ability to identify, attract, engage, train and retain highly qualified personnel. Competition for these individuals is intense, and we may not succeed in identifying, attracting, or retaining qualified personnel. The loss or interruption of the services of any of our executive officers or other key employees, the inability to identify, attract, or retain qualified personnel in the future, the inability to successfully implement executive officer, key employee or other personnel transitions, delays in hiring qualified personnel, or any employee work slowdowns, strikes, or similar actions could make it difficult for us to conduct and manage our business and meet key objectives, which could harm our business, financial condition, and operating results. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

Termination of the employment agreements with the members of our executive management team could be costly and prevent a change in control of the Company.

The employment agreements we have entered into with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, and Dave Messenger, our Chief Financial Officer, each provide that if their employment with us terminates under certain circumstances, we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. In addition, under certain circumstances, the termination of employment of one of our Co-Chief Executive Officers could result in the termination of employment of our other Co-Chief Executive Officer which would result in a requirement for us to pay severance compensation to one or both former executives. Furthermore, these provisions could delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock.

Risks Related to the Governmental, Regulatory, Legal and Compliance Matters

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry, and the approval of numerous governmental authorities must be obtained in connection with our development activities. These governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements in the markets in which we operate. Restrictive land use regulation and changes in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases, cause us to determine that a property we acquired is not feasible for development. This is particularly true in certain of the markets in which operate, including in particular California, Washington, and parts of Texas, among others.

Municipalities may restrict or place moratoriums on the availability of building permits and utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to build in those municipalities. In addition, we may become subject to various state and local "slow growth" or "no growth" initiatives and other restrictions that could negatively impact the availability of land and building opportunities within those localities.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state and provincial legislatures, which may, despite being phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Finally, because of our need to obtain governmental approvals in connection with our development activities, government shutdowns or slowdowns may have an adverse effect on our business.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. Refer to *Note 1 – Nature of Operations and Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements* for a description of certain changes in accounting rules and interpretations that may affect our future results of operations. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments and contingencies, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our homebuilding activities, we are exposed to potentially significant litigation, including, among others, breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects, including use of defective materials. Although we have established warranty, claim and litigation reserves that we believe are adequate, due to the uncertainty inherent in litigation, legal proceedings may result in the award of substantial damages against us that exceed our reserves. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend and settle, and if we were to lose any certified class action suit, it could result in substantial liability for us. In addition, we are subject to potential lawsuits, arbitration proceedings and other claims in connection with our business.

With respect to certain general liability exposures, including construction defect and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require us to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Should such a situation arise, it may have a material adverse effect on our business, financial condition and operating results.

We are subject to liability under various data protection laws, the non-compliance of which could subject us to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution.

Data protection and privacy laws have been enacted by the U.S. federal and state governments, including, for example, the California Consumer Privacy Act, Virginia's Consumer Data Protection Act, the Colorado Privacy Act, the

Connecticut Personal Data Privacy and Online Monitoring Act, and the Utah Consumer Privacy Act, and the regulatory regime continues to evolve and is increasingly complex and demanding. Many other states are considering privacy and security legislation and there are ongoing discussions regarding a national privacy law. Variations in requirements across other states could present compliance challenges, as well as significant costs related to compliance. In providing Financial Services to customers, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state and international laws governing the protection of personally identifiable information.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to customer or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential customer or employee data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers and related revenue. Potential liability in the event of a security breach of customer data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages.

Failure by our directors, officers, employees or contractors to comply with applicable laws and regulations and codes of conduct could materially and adversely affect us.

We are required to comply with laws and regulations that govern all aspects of our business, including land acquisition, development, home construction, labor and employment, mortgage origination, title and escrow operations, sales of homes and warranties. It is possible that our employees or entities engaged by us, such as subcontractors, could intentionally or unintentionally violate some of these laws and regulations. Although we endeavor to take immediate action if we become aware of such violations, we may incur fines or penalties as a result of these actions and our reputation with governmental agencies and our customers could be damaged. In addition, we have adopted a code of business conduct and ethics for our directors, officers and employees. Our adoption of this code and other standards of conduct is not a representation or warranty that all persons subject to this code or standards are or will be in complete compliance. The failure of a director, officer or employee to comply with the applicable code or standards of conduct may result in termination of the relationship and/or adverse publicity, which could materially and adversely affect us.

Risks Related to Environmental Matters

We are subject to environmental laws and regulations, which may increase our costs, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, the handling of hazardous materials, including asbestos, and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on, under, from or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use. Although we are not aware of any projects requiring material remediation activities by us as a result of historical contamination, no assurances can be given that material claims or liabilities relating to such developments will not arise in the future.

The particular impact and requirements of environmental laws that apply to any given site vary greatly according to the community, the site's environmental conditions and the present and former use of the site. From time to time, the United States Environmental Protection Agency and other federal or state agencies review homebuilders' compliance with environmental laws and may levy fines and penalties for failure to comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. We expect that increasingly stringent requirements may be imposed on homebuilders in the future. Compliance with environmental laws that affect our building sites or our business may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. It may not be obvious during our pre-development review of project sites whether a site has environmental concerns, which could cause us to unnecessarily expend time and resources. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, and penalties, as well as damages from third-parties for property damage or personal injury as a result of our failure to comply with applicable environmental laws and regulations.

In addition, we are subject to third-party challenges to the permits and other approvals required for our projects and operations, such as by environmental groups, under environmental laws and regulations. There is a growing concern from advocacy groups and the general public that greenhouse gas emissions and other human activities have caused, or will cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to these projected climate changes impacts could result in restrictions on land development in certain areas, such as areas prone to drought, or increased energy, transportation and raw material costs that may adversely affect our financial condition and results of operations.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding business with a wide variety of historic homebuilding and construction activities, we could be liable for future claims for damages as a result of our past or present use of hazardous materials, including building materials which in the future become known or are suspected to be hazardous. Any such claims may adversely affect our business, financial condition and operating results. Insurance coverage for such claims may be limited or non-existent.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes increasingly aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere as they can grow on virtually any organic substance as long as moisture and oxygen are present. There are molds that can grow on wood, paper, carpet, foods and insulation. When excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture problem remains undiscovered or unaddressed. It is impossible to eliminate all mold and mold spores in the indoor environment. If mold or other airborne contaminants exist or appear at our properties, we may have to undertake a costly remediation program to contain or remove the contaminants or increase indoor ventilation. If indoor air quality were impaired, we could be liable to our homebuyers or others for property damage or personal injury and our reputation could be harmed.

Risks Related to Weather and Climate Change

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect our business and results of operations.

Significant weather conditions and natural disasters in the geographic areas where we operate, such as hurricanes, tornadoes, earthquakes, volcanic activity, wildfires, ice storms, snow storms, landslides and soil subsidence, droughts, floods, and heavy or prolonged precipitation could damage projects, cause delays in completion of projects, or reduce consumer demand for housing. Extreme weather conditions and natural disasters could also disrupt or cause shortages in labor or materials, which could delay project completion or result in increases in the prices for labor or materials, thereby affecting our sales and profitability. The climates of certain of the states in which we operate present increased risks of adverse weather or natural disasters. For example, Colorado has historically experienced seasonal wildfires, snow storms, and soil subsidence; Texas has historically experienced tornadoes, coastal flooding and hurricanes; California and Nevada have historically experienced earthquakes, extreme temperatures, wildfires, and droughts and water shortages; and Florida and the Carolinas have historically experienced a risk of hurricanes, such as Hurricane Ian, which disrupted our operations in Florida in 2022, and coastal flooding, resulting in temporary reductions in sales and closings. In addition to directly damaging or delaying our projects, natural disasters and extreme weather events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion. Some conditions, such as severe drought or risk of flooding, may cause state and local governments to take restrictive actions, such as placing moratoriums on the issuance of new building permits or issuing new building codes and standards that increase building costs. Our insurance policies may not fully cover losses resulting from these events or any related business interruption. For example, losses associated with floods, landslides, earthquakes and other geological events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A significant uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Changes in global or regional climate conditions and governmental actions in response to such changes may adversely affect us by increasing the costs of, or restricting, our planned or future growth activities.

Climate change, if it continues as currently projected, may exacerbate the scarcity or presence of water and other natural resources in affected regions, which could limit, prevent or increase the costs of residential development in certain areas. In addition, there is a variety of new legislation being enacted, or considered for enactment, at the federal, state and local level relating to energy and climate change, and as climate change concerns continue to grow, legislation and regulations of this nature are expected to continue. This legislation relates to items such as carbon dioxide emissions and building codes that impose energy efficiency standards. Government mandates, restrictions, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in prohibitions or severe restrictions on land development in certain areas, increased energy, transportation or raw material costs, and increased compliance expenses and other financial obligations to meet permitting, land development, or home construction-related requirements that we may be unable to fully recover (due to market conditions or other factors), any of which could cause a reduction in our homebuilding gross margins and materially and adversely affect our results of operations. Energy-related initiatives could similarly affect a wide variety of companies throughout the United States and the world, and because our results of operations are heavily dependent on purchasing significant amounts of raw materials, these initiatives could have an indirect adverse impact on our results of operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade, tariffs, or other climate related regulations. As a result, climate change impacts, and the laws and land development and home construction standards implemented to address potential climate change concerns, could result in an increase in our costs and have a long-term adverse impact on our business and results of operations. This is a particular concern in the western U.S., where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been instituted, and where some of our business operations are located.

Further, existing and prospective regulatory and societal responses to climate change intended to reduce potential climate change impacts may increase the upfront costs of purchasing a home, costs to maintain the home and its systems, energy and utility costs and the cost to obtain homeowner and various hazard and flood insurance, or limit homeowners' ability to obtain these insurance policies altogether. Although these items have had no material effect on our business, they could adversely affect our business in the future.

Public company stockholders are increasingly sensitive to the climate change impacts and mitigation efforts of companies, are increasingly seeking enhanced disclosure on the risks, challenges, governance implications, and financial impacts of climate change faced by companies and are demanding that companies take a proactive approach to addressing perceived environmental risks, including risks associated with climate change, relating to their operations. In an effort to increase climate change disclosure, the SEC proposed climate disclosure rules that would require new climate-related disclosure in SEC filings, as described below. Adverse publicity related to our handling of climate change mitigation efforts or compliance with governmental actions or climate-related litigation that impacts us could have a negative impact on our business.

New climate disclosure rules, if adopted by the SEC, may increase our costs and litigation risks, which could materially and adversely affect our future results of operations and financial condition.

The SEC has proposed new climate disclosure rules, which, if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. In addition to requiring public companies to quantify and disclose direct emissions data, the new rules also would require disclosure of climate impact arising from the operations and uses by the company's business partners and contractors and end-users of the company's products and/or services. We are currently assessing the impact of the new rules, if adopted as proposed, but at this time, we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules if adopted. However, we may incur increased costs relating to the assessment and disclosure of climate-related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our future results of operations and financial condition.

Risk Related Acquisitions and Joint Venture Investments

Acquisitions, investments and/or disposals involve risks.

As a part of our business strategy, we have made seven acquisitions since 2013, and we recently announced the acquisition of Landmark Homes of Tennessee, Inc., and we intend to continue to explore future acquisitions, or significant investments in, and/or disposals of businesses. Acquisitions, investments and/or disposals involve risks, such as:

- difficulties in assimilating the operations and personnel of acquired companies or businesses;
- diversion of our management's attention from ongoing business concerns;
- disruption to our existing operations and plans;
- inability to effectively manage our expanded operations;
- our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;
- difficulties or delays in integrating and assimilating operations, including information and financial systems, or in realizing projected efficiencies, growth prospects, cost savings, and synergies;
- maintenance of uniform standards, controls, procedures and policies;
- impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives;
- adverse impact on overall profitability if our expanded operations do not achieve the financial results projected in our valuation models and as a result of the effect of any required step-up to the historical basis of an acquired home;
- reallocation of amounts of capital from other operating initiatives and/or an increase in our leverage and debt service requirements to pay acquisition purchase prices or other business venture investment costs, which could in turn restrict our ability to access additional capital when needed or pursue other important elements of our business strategy;
- inaccurate assessment of additional post-acquisition or business venture investments, undisclosed, contingent or other liabilities or problems, unanticipated costs associated with an acquisition or other business venture, and an inability to recover or manage such liabilities and costs;
- incorrect estimates made in the accounting for acquisitions and incurrence of non-recurring charges; and
- write-off of significant amounts of goodwill or other assets as a result of deterioration in the performance of an acquired business, adverse market conditions, changes in the competitive landscape, changes in laws or regulations that restrict activities of an acquired business, or as a result of a variety of other circumstances.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business. In addition, we may not realize the anticipated benefits of an acquisition or other similar transaction at all or within a reasonable time period and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results.

A significant portion of our historical growth has been due to our prior acquisitions and we may not be able to continue to grow through acquisitions.

A significant portion of our historical growth has been due in part to our prior acquisitions and we intend to continue to explore future acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support our growth objectives. However, we cannot assure you that we will continue to identify attractive acquisition targets and consummate acquisitions. As a result of any future acquisitions and the incurrence of debt in connection therewith, the amount of our indebtedness may be significantly higher than prior to the consummation of such acquisitions. As a result, we cannot assure you that we will be able to arrange financing for future acquisitions on terms acceptable to us. In addition, as a result of our prior acquisitions, our company is substantially larger than we have been in the past, and we may face additional scrutiny in connection with federal and state governmental approvals in connection with any future acquisitions of attractive targets or may not be able to obtain such approvals on a time basis or at all. The realization of any of these risks could adversely affect our business.

We have intangible assets, including goodwill, primarily as a result of our prior acquisitions. If these assets become impaired, then our results of operations may be adversely affected.

As of December 31, 2023, we had $30.4 million in goodwill, related primarily to our prior business combinations and acquisitions. If the carrying value of our intangible assets is deemed impaired, the carrying value is written down to fair value. This would result in a charge to our earnings. If management's expectations of future results and cash flows decrease significantly, impairments of the remaining intangible assets may occur, which would adversely affect our results of operations.

Any joint venture investments that we make could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial conditions and disputes between us and our co-venturers.

Although it is currently not a focus in our business strategy, we may in the future continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. In this event, we would make a capital investment and may not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Risks Related to Our Indebtedness and Liquidity

Difficulty in obtaining sufficient capital or refinancing our existing indebtedness could result in an inability to acquire land for our developments or increased costs and delays in the completion of our development projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. If our internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. In addition, given the current maturity of our existing indebtedness, we will likely refinance some or all of this indebtedness prior to their respective maturity dates. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets in the past have experienced significant volatility. Continued volatility in these markets may restrict our flexibility to access such financing when needed. If we are not successful in obtaining sufficient capital or refinancing our existing indebtedness to fund our planned capital and other expenditures, when needed, we may be unable to acquire land for our housing developments and/or to develop the housing. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts or purchase contracts, we may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We have substantial indebtedness and expect to continue to use leverage in executing our business strategy, which could have important consequences on our business and adversely affect the return on our assets.

As of December 31, 2023, we had approximately $1.3 billion in outstanding indebtedness, consisting of $500.0 million outstanding on our 3.875% senior notes due 2029, $500.0 million outstanding on our 6.750% senior notes due 2027, no amounts outstanding under our revolving line of credit, $239.3 million in borrowings outstanding under our mortgage repurchase facilities, and $69.6 million outstanding under other financing obligations. As of December 31, 2023, we had a $800.0 million revolving line of credit, of which no amounts were outstanding. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and the Company as a whole, to generate cash flow to cover the expected debt service. Our charter does not contain a limitation on the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders.

This substantial indebtedness, as well as any future indebtedness we may incur, could have important consequences for our business and holders of our securities, including:

- making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
- causing us to pay higher interest rates upon refinancing indebtedness if interest rates rise;
- increasing our vulnerability to adverse economic or industry conditions;
- limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
- requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, land purchases, capital expenditures, acquisitions, stock repurchases, and general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and the homebuilding industry; and
- placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. Our mortgage repurchase facilities have varying short term dates through December 18, 2024. Our revolving line of credit expires in 2026 and a portion of our senior notes mature in 2027. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all. In addition, we may incur additional indebtedness in order to finance our operations, make acquisitions or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Access to future financing or refinancing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

We expect to continue to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes and to operate our Financial Services business. Our access to additional third-party sources of financing or refinancing our existing indebtedness will depend, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- with respect to acquisition and/or development financing, the market's perception of the value of the land parcels to be acquired and/or developed;
- our current and anticipated debt levels;
- our current and expected future earnings;
- our current and anticipated cash flows; and
- the market price per share of our common stock.

If the capital and credit markets experience increased volatility or weakness, potential lenders may be unwilling or unable to provide us with additional financing or refinancing that is attractive to us or may charge us prohibitively high fees in order to obtain additional financing or a refinancing. In such a situation, investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

In addition, while we have not encountered any such issues to date, if the credit rating agencies that rate our debt were to downgrade our credit ratings, it would likely increase our cost of capital and make it more difficult for us to obtain new financing or refinance our existing indebtedness and access the capital and credit markets, which could also have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings, which would cause dilution to our existing stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

Increased demand for homes could require us to further increase our indebtedness and credit facilities, and our inability to do that could limit our ability to take full advantage of market opportunities.

Our business requires that we be able to continue to finance the development of our residential communities and the extension of mortgage loans by our Financial Services business. One of the ways we do this is with bank borrowings. At December 31, 2023, we had a $800.0 million revolving line of credit, of which no amounts were outstanding and which matures in 2026. If market conditions strengthen to the point that we need additional funding but we are not able to increase this facility or obtain funds from other types of financings, that could prevent us from taking full advantage of the enhanced market opportunities.

Interest expense on our debt limits our cash available to fund our growth strategies.

We pay significant interest expense on our outstanding indebtedness. During the year ended December 31, 2023, we paid approximately $58.1 million in interest expense payments. During 2023, borrowings under our revolving line of credit bore interest at a floating rate equal to an adjusted term SOFR reference rate, which equals the greater of (i) 0.50% or (ii) the one-month quotation of the secured overnight financing rate administered by the Federal Reserve Bank of New York, plus 0.10%. Higher interest rates during 2024 and beyond could increase our debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to generate sufficient cash flows from operations to make scheduled payments on our debt obligations will depend on our current and future financial performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In the future, we may fail to generate sufficient cash flows from the sales of our homes and land to meet our cash requirements, including payment of outstanding indebtedness when due. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If we do not generate sufficient cash flows from operations to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our mortgage repurchase facilities have varying short term maturity dates through December 18, 2024; our revolving line of credit expires in 2026; and a portion of our senior notes mature in 2027. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition or results of operations and may delay or prevent the expansion of our business.

The agreements governing our debt include covenants and other provisions that may restrict our financial and business operations. Failure to comply with the covenants and conditions imposed by our debt agreements could restrict future borrowings or cause our debt to become immediately due and payable.

The agreements governing our indebtedness, including our revolving line of credit and the indentures that govern our senior notes, contain negative covenants customary for such financings, such as limiting our ability to sell or dispose of assets, incur additional indebtedness or liens, make certain restricted payments, make certain investments, consummate mergers, consolidations or other business combinations or engage in other lines of business. These restrictions may interfere with our ability to engage in other necessary or desirable business activities, which could materially affect our business, financial condition or results of operations. Our revolving line of credit also requires us to comply with certain financial ratios and covenants, such as maximum consolidated leverage ratios, minimum consolidated interest coverage ratios and minimum tangible net worth. Our ability to comply with these covenants depends on our financial condition and performance and also is subject to events outside our control. Asset write-downs, other non-cash charges and other one-time events also impact our ability to comply with these covenants. In addition, these restrictions may interfere with our ability to obtain financing or to engage in other necessary or desirable business activities, which may have a material effect on our operations. These covenants are subject to important exceptions and qualifications. Moreover, if we fail to comply with these covenants and are unable to obtain a waiver or amendment, an event of default would result. Our revolving line of credit and other debt agreements, including the indentures governing our senior notes, also contain other events of default customary for such financings. In addition, the indentures governing our senior notes and the agreement governing our revolving line of credit contain cross default provisions. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would likely have an adverse effect, which could be material, on our business, financial condition, and operating results. We cannot provide assurance that we would have sufficient liquidity to repay or refinance our debt if such amounts were accelerated upon an event of default. If we are unable to service our debt, this could materially affect our business, financial condition or results of operations.

We are dependent upon payments from our subsidiaries to fund payments on our indebtedness and our ability to receive funds from our subsidiaries is dependent upon the profitability of our subsidiaries and restrictions imposed by law and contracts.

We are dependent on the cash flow of, and dividends and distributions to us from, our subsidiaries in order to service our existing indebtedness. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to any indebtedness of ours or to make any funds available therefor, except for those subsidiaries that have guaranteed our obligations under our outstanding indebtedness. The ability of our subsidiaries to pay any dividends and distributions will be subject to, among other things, the terms of any debt instruments of our subsidiaries then in effect as well as among other things, the availability of profits or funds and requirements of applicable laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends. There can be no assurance that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us that enable us to pay interest or principal on our existing indebtedness.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

Although it is difficult for us to predict our future liquidity requirements, we believe that we will be able to fund our current and foreseeable liquidity needs with our cash on hand, anticipated cash generated from operations, and cash expected to be available from our revolving line of credit or through accessing debt or equity capital, as needed. The expansion and development of our business may require significant additional capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. At December 31, 2023, we had a $800.0 million revolving line of credit, of which no amounts were outstanding. In addition, in accordance with our growth strategy, we may need to opportunistically raise additional capital to help fund the growth of our business, subject to market and other conditions, but such capital may not be available to us on a timely basis at reasonable rates, or at all. Under our shelf registration statement, which we filed with the SEC in July 2021 and was automatically effective upon filing, we have the ability to access the debt and equity capital markets as needed as part of our ongoing financing strategy and subject to market conditions, including through the use of our at-the-market facility with J.P. Morgan Securities LLC, BofA Securities, Inc., Fifth Third Securities, Inc., and Wells Fargo Securities, LLC, as sales agents (which we refer to as our "ATM Facility"). If we raise additional funds by issuing equity securities under our ATM Facility or otherwise, our stockholders may experience dilution. Additional debt financing, if available, may involve additional covenants restricting our operations or our ability to incur additional debt, in addition to those under our existing indentures and revolving line of credit. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of these surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities.

We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers' requirements or policies change and we are unable provide performance, payment and completion surety bonds to ensure the completion of our projects, our business operations and financial condition could be adversely affected. If market conditions become unfavorable, we may not be able to obtain new surety bonds, or and some providers might request credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. If we are unable to obtain new bonds in the future, or are required to provide credit enhancements with respect to our current or future bonds, our liquidity could be negatively impacted, and our growth and results of operations would be adversely affected.

Risks Related to Tax Policies and Regulation

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect on the demand for our homes, which could be material to our business.

Prior to the late 2017 enactment of the Tax Cuts and Jobs Act (which we refer to as the "TCJA"), significant expenses of owning a home, including mortgage loan interest and state and local property and income taxes, generally were deductible expenses for an individual's U.S. federal income taxes subject to various limitations. The TCJA established new limits on the federal tax deductions individual taxpayers may take on mortgage loan interest payments and on state and local taxes, including property and income taxes. Under the TCJA, through the end of 2025, the mortgage interest deduction cap on a home purchased after 2017 was decreased to $750,000 a year ($375,000 in the case of a separate return filed by a married individual) from the prior $1,000,000 threshold, and the annual deduction for real estate and other property taxes, state and local income taxes and sales taxes has been limited to a combined amount of $10,000 (or $5,000 in the case of a separate return filed by a married individual). The TCJA also increased the standard deduction for individuals. As a result, fewer individuals are expected to itemize their income tax deductions, which would reduce the income tax advantages associated with homeownership for those individuals. These changes have reduced and may continue to reduce the actual or perceived affordability of homeownership, which have adversely affected and could continue to adversely affect demand for and sales prices of new homes, especially in areas with relatively high housing prices or high state and local income taxes and real estate taxes. Any further change in income tax laws by the federal or state government to eliminate or substantially reduce income tax benefits associated with homeownership could adversely affect demand for and sales prices of new homes. It is unclear whether the provisions of the TCJA described above will be allowed to expire at the end of 2025, which would cause a reversion to the provisions in effect prior to the TCJA, or whether some or all of such provisions will be extended beyond 2025 by future legislation.

Our income tax expense is reduced based upon the availability of the Internal Revenue Code Section 45L credit for energy-efficient new homes (the "Federal Energy Credits"). The Inflation Reduction Act of 2022 modified the Federal Energy Credits beginning January 1, 2023, requiring a more rigorous certification process and provides a $2,500 or $5,000 tiered credit for new single-family homes meeting designated "Energy Star" or "Zero Energy" program requirements, respectively. The Federal Energy Credits reduced our income tax expense by $2.6 million and $18.3 million for the years ended December 31, 2023 and 2022, respectively.

Increases in property and sales taxes could prevent potential customers from buying our homes and adversely affect our business or financial results.

Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal and state funding and shortfalls in revenue caused by the COVID-19 pandemic, can adversely affect the ability of potential customers to obtain financing or their desire to make a new home purchase and they may decide, as a result, not to purchase one of our homes. Fees imposed on developers to fund schools, open spaces or road improvements, and/or to provide low and moderate income housing, could increase our costs and have an adverse effect on our business and results of operations. In addition, increases in sales taxes could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our common stock, which may cause non-US investors not to invest in our Company.

Because of our holdings in United States real property interests, we believe we are and will remain a "United States real property holding corporation" (which we refer to as "USRPHC") for United States federal income tax purposes. However, assuming we are publicly traded as discussed below, non-U.S. holders who actually or constructively hold five percent or less of our common stock should qualify for an exemption from federal income tax that otherwise would be imposed on gain on our common stock. As a USRPHC, our stock may be treated as a United States real property interest (which we refer to as "USRPI"), gains from the sale of which by non-U.S. holders would be subject to U.S. income tax and reporting obligations pursuant to the Foreign Investment in Real Property Tax Act (which we refer to as "FIRPTA"). Our common stock will not be treated as a USRPI if it is regularly traded on an established securities market, except in the case of a non-U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period for such stock. We anticipate that our common stock will continue to be regularly traded on the New York Stock Exchange. However, no assurance can be given that our common stock will remain regularly traded in the future. If our common stock is treated as a USRPI, a non-U.S. holder would be subject to regular United States federal income tax with respect to any gain on such stock in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the common stock would be required to withhold and remit to the I.R.S. 15% of the purchase price unless an exception applies. A non-U.S. holder that is not otherwise exempt from FIRPTA as discussed above also would be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to U.S. federal income tax. Because of these adverse tax consequences, non-U.S. investors may choose not to invest in our Company.

Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.

Our income tax provision and tax reserves may be insufficient if a taxing authority is successful in asserting positions that are contrary to our interpretations that were used in establishing the related tax reserves, if any, and we may not realize our deferred tax assets.

Significant judgment is required in determining our provision for income taxes and our reserves for federal, state, and local taxes. In the ordinary course of business, there may be matters for which the ultimate outcome is uncertain. Our evaluation of our tax matters is based on a number of factors, including relevant facts and circumstances, applicable tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Although we believe our approach to determining the tax treatment for such items is appropriate, no assurance can be given that any final review by a tax authority will not be materially different than that which is reflected in our income tax provision and related tax reserves. Such differences could have a material adverse effect on our income tax provision in the period in which such determination is made and, consequently, on our financial position, cash flows, or net income.

We are periodically audited by various federal, state, and local authorities regarding tax matters. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period determined. To provide for potential tax exposures, we consider a variety of factors, including relevant facts and circumstances, applicable tax law, correspondence with taxing authorities, and effective settlement of audit issues. If these reserves are insufficient upon completion of an audit, there could be an adverse impact on our financial position, cash flows, and results of operations. An audit by the Internal Revenue Service of a federal refund claim related to the retroactive extension of energy efficient homes tax credits for tax year 2018 and additional energy efficient tax credits for tax year 2019 and 2020 was completed during 2023 with no adjustments. The Company is under audit by various state taxing authorities; however, the Company is not aware of any significant findings by the state taxing authorities. We may be subject to U.S. federal income tax and various state income tax examinations for calendar tax years ending 2018 through 2023.

We are required to recognize deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we record a corresponding valuation allowance against the deferred tax asset. As of December 31, 2023 and 2022, we had deferred tax assets, net of deferred tax liabilities, of $17.0 million and $20.9 million, respectively, against which we provided no valuation allowance. The ultimate realization of our deferred tax assets is dependent upon generating future taxable income. While we have not recorded valuation allowances against our deferred tax assets, the valuation allowances are subject to change as facts and circumstances change.

The value of our deferred tax assets and liabilities are also dependent upon the tax rates expected to be in effect at the time they are realized. A change in enacted corporate tax rates in our major jurisdictions, especially the U.S. federal corporate tax rate, would change the value of our deferred taxes, which could be material.

Risk Related to Possible Conflicts of Interest

As a result of Dale Francescon's and Robert Francescon's relationship with the Company, conflicts of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates, and their interests may not be aligned with yours.

Dale Francescon and Robert Francescon are our Co-Chief Executive Officers, sit on our board of directors, are brothers, and collectively beneficially owned 3,613,485 shares of our common stock, including 138,652 shares issuable upon vesting of performance share unit awards within 60 days of December 31, 2023, which together represents 11.4% of our common stock outstanding as of December 31, 2023. For so long as Dale Francescon and Robert Francescon control such a significant percentage of our common stock, they will have significant influence over the power to:

- elect our directors and exercise overall control over the Company;
- agree to sell or otherwise transfer a controlling stake in the Company; and
- determine the outcome of substantially all actions requiring the majority approval of our stockholders, including transactions with related parties, corporate reorganizations, mergers, acquisitions and dispositions of assets.

The interests of Dale Francescon and Robert Francescon may not be fully aligned with our other stockholders, and this could lead to a strategy that is not in the best interests of our other stockholders. In addition, their significant ownership in us and resulting ability to effectively control us will limit the ability of our other stockholders to influence corporate matters and may discourage someone from making a significant equity investment in our Company, or could discourage transactions involving a change in control.

In addition, there may be transactions between us and Dale Francescon, Robert Francescon, or their affiliates that could present an actual or perceived conflict of interest. These conflicts of interest may lead Dale Francescon and/or Robert Francescon to recuse himself or themselves from actions of our board of directors with respect to any transactions involving or with Dale Francescon or Robert Francescon or their affiliates. For example, we have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, pursuant to which they are required to devote substantially full-time attention to our affairs. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with Dale Francescon and Robert Francescon.

Risks Related to Ownership of our Common Stock

A trading market for our common stock may not be sustained and our common stock prices could decline.

Although our common stock is listed on the New York Stock Exchange under the symbol, "CCS," an active trading market for the shares of our common stock may not be sustained. Accordingly, no assurance can be given as to the following:

- the likelihood that an active trading market for shares of our common stock will be sustained;
- the liquidity of any such market;
- the ability of our stockholders to sell their shares of common stock; or
- the price that our stockholders may obtain for their common stock.

In addition, our common stock has experienced price and volume volatility over the past year. During 2023, the closing sale price of our common stock ranged from $51.22 to $91.64 per share and the trading volume ranged from 42,500 shares to 1,673,500 shares. The market price and volume of our common stock may continue to experience fluctuations not only due to general stock market conditions but also due to government regulatory action, tax laws, interest rates, the condition of the U.S. economy and a change in sentiment in the market regarding our industry, operations or business prospects. In addition to other factors, the price and volume volatility of our common stock may be affected by:

- factors influencing home purchases, such as availability of home mortgage loans, interest rates, credit criteria applicable to prospective borrowers, ability to sell existing residences, and homebuyer sentiment in general;
- the operating and securities price performance of companies that investors consider comparable to us;
- announcements of strategic developments, acquisitions and other material events by us or our competitors;
- changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets;
- additions or departures of key personnel;
- operating results that vary from the expectations of securities analysts and investors;
- sales of our equity securities by stockholders or management or sales of additional equity securities by us;
- changes in our stock repurchase or dividend policies;
- actions by stockholders; and
- passage of legislation or other regulatory developments that adversely affect us or the homebuilding industry.

If an active market is not maintained, or if our common stock continues to experience price and volume volatility, the market price of our common stock may decline.

Stockholders of a public company sometimes bring securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

Furthermore, our ability to raise funds through the issuance of equity or otherwise use our common stock as consideration is impacted by the price of our common stock. A low stock price may adversely impact our ability to reduce our financial leverage, as measured by the ratio of total debt to total capital. Continued high levels of leverage or significant increases may adversely affect our credit ratings and make it more difficult for us to access additional capital. These factors may limit our ability to implement our operating and growth plans.

If securities analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us, our business or our market. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about us, our business, industry or markets, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the price of our common stock and trading volume to decline.

Future offerings of debt securities, which would rank senior to our common stock upon a bankruptcy liquidation, and future offerings of equity securities, including those that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

To raise capital resources, we have offered and sold debt and equity securities, including securities that rank senior to our common stock, and may continue to do so in the future. Upon a bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions at the time and other factors, some of which may be beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in the Company.

We cannot guarantee that our stock repurchase program will be fully consummated or that our stock repurchase program will enhance long-term stockholder value, and stock repurchases could increase the volatility of the price of our stock and diminish our cash reserves.

In November 2018, we authorized a stock repurchase program, under which we may repurchase up to 4,500,000 shares of our outstanding common stock. As of December 31, 2023, the number of shares that remained available for repurchase pursuant to our stock repurchase program is 1,230,010 shares. Under the terms of the program, the shares may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws. The actual manner, timing, amount and value of repurchases under the stock repurchase program will be determined by management at its discretion and will depend on a number of factors, including the market price of our common stock, trading volume, other capital management objectives and opportunities, applicable legal requirements, applicable tax effects including the 1% excise tax on net repurchases effective beginning in 2023, and general market and economic conditions. We intend to finance any stock repurchases through available cash and our revolving line of credit. Repurchases also may be made under a trading plan under Rule 10b5-1, which would permit shares to be repurchased when we might otherwise may be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions. There is no guarantee as to the number of shares that will be repurchased, and the stock repurchase program may be extended, suspended or discontinued at any time without notice at our discretion, which may result in a decrease in the trading price of our common stock. The stock repurchase program could increase volatility in and affect the price of our common stock. The existence of our stock repurchase program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our common stock. Additionally, repurchases under our stock repurchase program will diminish our cash reserves and could increase our indebtedness. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our stock repurchase program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness.

Our actual operating results may differ significantly from our guidance, as well as analyst expectations, which could cause the market price of our common stock to decline.

From time to time, we release guidance regarding our future performance, such as our anticipated annual revenue and home deliveries, that represents our management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither any independent registered public accounting firm nor any other independent expert or outside party compiles, examines or reviews the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of these ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results, particularly any guidance relating to the results of operations of acquired businesses or companies as our management will, necessarily, be less familiar with their business, procedures and operations. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data will diminish the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this Form 10-K could result in the actual operating results being different than our guidance, and such differences may be adverse and material. The failure to achieve such guidance or analyst expectations regarding our operating results could disappoint investors and analysts and cause the market price of our common stock to decline.

We cannot assure you that we will continue to pay dividends on our common stock at the current rate or at all.

Since May 2021, we have paid a quarterly cash dividend on our common stock. The declaration and payment of future dividends are at the discretion of our Board of Directors and will depend on many factors, including our results of operations and financial condition, our capital requirements, and contractual limitations. The agreements governing our indebtedness, including our revolving line of credit and the indentures that govern our senior notes, limit our ability to pay dividends and restrict the amount of dividends we may pay. If we do not continue to pay dividends on our common stock at the current rate or at all, the market price of our common stock could be adversely affected.

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of the Company.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock.

Our charter and/or bylaws contain anti-takeover provisions that:

- authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;
- require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;
- specify that special meetings of our stockholders can be called only by our board of directors, the chair of our board of directors, our chief executive officer, or our president;
- provide that our bylaws may be amended by our board of directors without stockholder approval;
- provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;
- provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;
- provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

- provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally;
- establish advance notice procedures for stockholders to submit business proposals and nominations of candidates for election to our board of directors to be brought before a stockholders meeting, including director election contests subject to the SEC's universal proxy rules; and
- establish that, subject to certain exceptions, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of or for breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the corporation to the corporation or to the corporation's stockholders (including any claim alleging aiding and abetting of such breach of fiduciary duty), (iii) any action, suit or proceeding asserting a claim against the corporation or against any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation, or these bylaws (as either may be amended from time to time), or (iv) any action, suit or proceeding asserting a claim against the corporation or against any director or officer or other employee of the corporation governed by the internal affairs doctrine.

Additionally, we are a Delaware corporation, and we have elected to be subject to Section 203 of the DGCL by provision of our charter. In general, Section 203 of the DGCL prevents an "interested stockholder" (as defined in the DGCL) from engaging in a "business combination" (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

- Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;
- Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
- Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines "interested stockholder" as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three year period immediately before the date of determination.

General Risk Factors

Negative publicity may affect our business performance and could affect the value of our common stock.

Unfavorable media or investor and analyst reports related to the Company, our industry, or Company brands, marketing, personnel, operations, business performance or prospects may adversely affect the value of our common stock and the performance of our business, regardless of its accuracy or inaccuracy. Furthermore, the speed at which negative publicity is disseminated has increased dramatically through the use of electronic communication, including social media outlets, websites and other digital platforms. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could hurt our reputation and reduce demand for our homes, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in our operating results that could lead to a decline in the value of our common stock.

Scrutiny from the public, investors, and others regarding our ESG practices could impact our reputation, and compliance with ESG-related policies may impose additional capital and operational expenditures on our business.

Several institutional investors and others have focused on the environmental, social, and governance ("ESG") practices of publicly traded companies, like us. This has included or may in the future include expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, and could expand the nature, scope, and complexity of matters that we are required to control, assess and report. Since 2020, we have enhanced our focus on sustainability by establishing policies addressing ESG, human rights, training and professional development, labor rights, workplace health and safety, diversity and inclusion and vendor conduct. Additionally, we have published an ESG sustainability report every other year. Our ESG sustainability report includes information related to a variety of topics, including our environmental and social initiatives, occupational health and safety, and our carbon footprint.

The publication of ESG-related policies and an annual ESG sustainability report may result in increased investor, media, employee and other stakeholder attention to such initiatives. It is possible that stakeholders may not be satisfied with our ESG practices or initiatives or the speed with which we are implementing our initiatives. Government, media or activist pressure to decrease our carbon footprint, for example, could negatively impact perceptions of our homebuilding practices, which could have a material adverse effect on our business and ability to compete with homebuilders that may be viewed as more sustainable. Additionally, organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ratings may lead to negative investor sentiment, which could have a negative impact on our stock price. Any failure, or perceived failure, to respond to expectations related to ESG concerns could cause harm to our business and reputation and could negatively impact employee retention and the willingness of homebuyers to do business with us.

In addition to the ESG practices described above, we are subject to laws and government regulations that relate to the environment and occupational health and safety, among other matters. These laws and regulations, as well as related initiatives, are under active development, subject to change, and may prove difficult and expensive for us to comply with. We may be required to make additional capital and operational expenditures, which may have a material adverse effect on earnings, liquidity, financial condition or competitive position.

We are dependent upon the effective operation of our information systems, software, or information security practices and those of our business partners or third-party service providers. Information technology failures or data security breaches could expose us to liability and materially adversely affect our results of operations and financial condition.

We rely on accounting, financial and operational management information systems to conduct our operations and maintain critical business records. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify to varying degrees certain security and service level standards. Our information technology systems are dependent upon these providers, as well as global communications providers, telephone systems and other aspects of the Internet infrastructure, which have experienced significant systems failures and electrical outages in the past, and are susceptible to damage or interruption from fire, floods, power outages, or telecommunications failures, or cybersecurity threats such as computer viruses, break-ins, security breaches, and similar events. The occurrence of any of these events to us directly or any of our third-party service providers could adversely affect our ability to operate our business, damage our reputation, result in the loss of customers, suppliers, or revenues, or result in the misappropriation or public disclosure of our confidential information. As a result, we may be required to incur significant costs to remediate the damage caused by these disruptions or to prevent security breaches in the future. Additionally, the SEC adopted new rules related to cybersecurity risk management, which further increase our regulatory burden and the cost of compliance in such events. While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or operating results, there can be no assurance that our efforts to maintain the security and integrity of these types of information technology networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging.

In the ordinary course of our business, we collect and store certain confidential information, including personal information of homebuyers/borrowers and information about our employees, contractors, vendors and suppliers. This information is entitled to protection under a number of regulatory regimes. We may share some of this information with vendors who assist us with certain aspects of our business, particularly with respect to our mortgage lending business. If these vendors or we fail to maintain the security of the data which we are required to protect, including via the penetration of network security and the misappropriation of confidential and personal information, we could face business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, any of which could have a material adverse impact on our financial condition and results of operations. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

We currently use limited traditional and generative artificial intelligence (AI) solutions for certain sales, back office, administrative and other functions. We may incorporate additional AI solutions into our information systems in the future and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and AI, creates opportunities for the potential loss or misuse of personal data that we use to run our business, and unintentional dissemination or intentional destruction of confidential information stored in our or our third party providers' systems, portable media or storage devices, which may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims. AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades. Our competitors or other third parties may incorporate AI into their information systems and homebuilding and financial services operations more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

In addition, our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and to develop new systems. This enables us to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect employee and customer information, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our evolving products. There can be no assurance that our efforts (including, but not limited to, consolidating, protecting, upgrading, and expanding our systems and capabilities, continuing to build security into the design of our information systems, and developing new systems to keep pace with continuing changes in information processing technology, including, but not limited to, generative AI platforms) will be successful or that additional systems issues will not arise in the future.

We may change our operational policies, investment guidelines and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies, investment guidelines and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. There is no assurance that material weaknesses or significant deficiencies will not be identified in the future or that we will be successful in adequately remediating any such material weaknesses and significant deficiencies. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, including through acquisitions, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. The existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies, and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, subject us to investigations from regulatory authorities or cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Our business could be negatively impacted as a result of actions by activist stockholders or others.

We may be subject to actions or proposals from activist stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions could be costly and time-consuming, disrupt our business and operations and/or divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Activist stockholders may create perceived uncertainties as to the future direction of our business or strategy, including with respect to our ESG efforts, which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel, potential homebuyers and business partners and may affect our relationships with current homebuyers, subcontractors, investors and other third parties. In addition, actions of activist stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

Background

Cybersecurity, data privacy, and data protection are critical to our business. In the ordinary course of our business, we collect and store certain confidential information such as personal information of homebuyers and borrowers and information about our employees, contractors, vendors, and suppliers. Our Financial Services business relies heavily on the secure processing, storage, and transmission of sensitive and confidential financial, personal, and other information in our computer systems and networks. As such, we have established information security practices leveraging the National Institute of Standards of Technology (NIST) Cybersecurity Framework to measure our security posture, deliver risk management, and provide effective security controls to protect the privacy and confidentiality of our information. Our information security practices include development, implementation, and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems. Our program further includes review and assessment by external, independent third parties, who assess and report on our defense posture and internal incident response preparedness and help identify areas for continued focus and improvement.

Role of Management

We have an Information Security team that is led by our Chief Information Officer (CIO). Our CIO has led the Century Communities IT efforts since 2016, overseeing multiple acquisitions while modernizing the IT environment. He has held technology leadership roles in both the public and private sectors, with more than 20 years of experience as an IT leader in the homebuilding industry. In that time, our CIO has managed broad initiatives and teams, including IT operations, cybersecurity, business systems, mergers and acquisitions, communications, and business intelligence. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CIO reports to our Corporate General Counsel.

We are a member of the Center for Internet Security (CIS), which assists our management in policy and technical support. Some of the benefits of our CIS membership include direct access to cybersecurity advisories and alerts, vulnerability assessments and incident response for entities experiencing a cyber threat, secure information sharing through the Homeland Security Information Network (HISN) portal, tabletop exercises, and weekly malicious domains/IP reports.

The CIO, in his capacity, regularly informs the Corporate General Counsel, Chief Financial Officer (CFO) and Co-Chief Executive Officers (CEOs) of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks we are facing.

The CIO and the other members of senior management play a key role in informing the Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee on a regular basis, with a minimum frequency of twice per year. These briefings encompass a broad range of topics, including emerging threats, status of ongoing cybersecurity initiatives and strategies, incident reports, and updates regarding compliance with regulatory requirements and industry standards.

In addition to our scheduled meetings, the Audit Committee, CIO and other members of senior management maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity field, ensuring the Board's oversight is proactive and responsive. Senior management actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives, and is involved in incident materiality determinations that would trigger cybersecurity incident disclosure obligations. This active involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives.

Use of Consultants and Advisors

We engage with a range of external experts, including cybersecurity assessors, consultants, auditors, and legal counsel in evaluating and testing our risk management systems. This enables us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain current.

Since September 2022, we have engaged a seasoned cyber consultant from the global cybersecurity risk firm, Kroll, LLC, to provide CISO-level advisory services to assist our technology teams, business leadership and Board of Directors with guidance and direction as we strengthen our security systems and improve our cyber readiness, as well as to provide insight and intelligence on existing and emerging threat landscapes. The scope of service includes reviewing our current information security policies, past and current security reports, cybersecurity program, and staffing models to assess our ability to prevent and respond to cyberattack incidents and mitigate any impacts they may have.

In addition, we have retained special data security legal counsel at a leading U.S. law firm whose practice focuses on data breach response and security compliance issues. This legal counsel is specialized in investigating and responding to an event compromising information and systems security, working closely with client resources, third-party forensic consulting experts and law enforcement to identify the nature and scope of a compromise. We also have retained special data privacy legal counsel to assist us in our compliance with the data privacy laws in the various jurisdictions in which we operate our business.

Board Oversight

The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats. Our Board of Directors has delegated to the Audit Committee the responsibility to oversee our cybersecurity efforts and cyber related risks. The Audit Committee, which is comprised of entirely independent directors, oversees our (i) information security policies, including periodic assessment of risk of information security breach, training program, significant threat changes and vulnerabilities and monitoring metrics and (ii) effectiveness of information security policy implementation.

As mentioned above, our management team meets with the Audit Committee at least twice a year to review and discuss risk exposure related to our IT systems and data privacy. The purpose of these management updates is to inform the Audit Committee of any potential risks related to our IT systems and data privacy, as well as any relevant mitigation or remediation tactics being implemented. The management team and/or Audit Committee, in turn, regularly provide data protection and cybersecurity reports to the full Board of Directors.

The Audit Committee is composed of members with diverse expertise including, risk management, technology, and finance. Although none of the members of the Audit Committee have any work experience, degree, or certifications related to information security or cybersecurity, the Audit Committee has retained and consulted with Kroll to assist the Audit Committee in its cyber security oversight responsibilities. Because the method and sources of cyberattacks change frequently, Kroll provides invaluable, ongoing updates to inform and educate our Board of Directors on current trends of cybersecurity threats, emerging trends, and best practices. Kroll typically attends and presents at two Board meetings each year.

Risk Management and Strategy

We have integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level. Our risk management team and Information Security team works closely with our IT department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. We utilize the NIST Cybersecurity Framework to manage our cybersecurity-related risk. The NIST Cybersecurity Framework outlines 108 subcategories of security controls and outcomes over five functions: identify, protect, detect, respond and recover.

In November 2022, Kroll conducted a security maturity assessment of our security system. To perform its assessment, Kroll met with members of our key staff and requested to review documents including, but not limited to, our policies, procedures, past security assessments and penetration tests, documentation regarding network architecture, security road maps and plans. The Century Communities Information Security Team have been working with Kroll to identify potential deficiencies in each category and work to close the identified gaps. With Kroll's assistance, we have implemented several industry leading solutions, policies and practices to close those findings and matured Century's defense and resiliency postures. We also have developed an Information Security Incident Response Policy which has been peer reviewed by Kroll. Additionally, we have retained Kroll to assist us in conducting tabletop exercises to evaluate our incident response plan and response capabilities, most recently in September 2023.

The company primarily manages risks for cybersecurity threats associated with its third-party service providers through evaluations and assessments during vendor selection, contract negotiations and contract renewals.

Our Information Security team conducts annual information security awareness training for all employees. In addition, we have retained a third-party vendor to provide regular online awareness training modules for our employees on important topics such as spoof login, impersonation attack, identity theft, stolen laptop, and passwords. Each module contains a video vignette followed by a quick quiz.

In the past three years, we have not experienced any material computer data security breaches as a result of a compromise of our information systems and we are not aware and have not had a significant cybersecurity breach or attack that had a material impact on our business or operating results to date.

Maintaining a robust information security system is an ongoing priority for us and we plan to continue to identify and evaluate new, emerging risks to data protection and cybersecurity both within our Company and through our engagement of third-party service providers like Kroll.

ITEM 2.   PROPERTIES.

We lease our corporate headquarters located at 8390 East Crescent Parkway, Greenwood Village, Colorado. We also lease offices in other markets where we conduct business, although none of these properties are material to the operation of our business. All facilities are in good condition, adequately utilized, and sufficient to meet our present operating needs.

Because of the nature of our homebuilding operations, significant amounts of property are held as inventory in the ordinary course of our homebuilding business. We discuss these properties in the discussion of our homebuilding operations elsewhere in this Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS.

Because of the nature of our homebuilding and financial services business, we and certain of our subsidiaries and affiliates are subject to litigation and other legal actions from time to time arising in the ordinary course of business, including construction, warranty, workers' compensation, tort, breach of contract, employment, and other similar claims. In the opinion of our management, the outcome of these and any other pending legal matters will not have a material adverse effect upon our financial condition, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The shares of our common stock are listed on the New York Stock Exchange under the symbol, "CCS."

Holders

As of January 26, 2024, there were approximately 30 stockholders of record of our common stock.

Dividends

During the year ended December 31, 2023, we paid a quarterly cash dividend of $0.23 per share and aggregate cash dividends of $0.92 per share to holders of record of our common stock. The declaration and payment of future dividends and the amount are at the discretion of our Board of Directors and will depend on many factors, including our results of operations and financial condition, our capital requirements, and contractual limitations. The agreements governing our indebtedness, including our revolving line of credit and the indentures that govern our senior notes, limit our ability to pay dividends and restrict the amount of dividends we may pay. During the year ended December 31, 2022, we paid a quarterly cash dividend of $0.20 per share and aggregate cash dividends of $0.80 per share to holders of record of our common stock.

Issuer Purchases of Equity Securities

We did not purchase any shares of our common stock or other equity securities of ours during the quarter ended December 31, 2023. As of December 31, 2023, 1,230,010 shares remained available to repurchase under our stock repurchase program.

Stock Performance Graph

The following stock performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on $100 invested in each of our common stock, the S&P 500, a peer group of nine homebuilding companies similar to Century that was presented in the stock performance graph last year, and a broader industry peer group for the five-year period from December 31, 2018 to December 31, 2023.

Century believes the broader industry peer group is more representative of a group similar to Century. The former peer group of nine homebuilding companies includes: Beazer Homes USA, Inc., Hovnanian Enterprises, Inc., KB

Home, LGI Homes, Inc., M.D.C. Holdings, Inc., M/I Homes, Inc., Meritage Home Corporation, Taylor Morrison Home Corporation, and Tri Pointe Homes, Inc. The broader industry peer group includes the following companies: Beazer Homes USA, Inc., Cavco Industries, Inc., Dream Finders Homes, Inc., Hovnanian Enterprises, Inc., KB Home, LGI Homes, Inc., M.D.C. Holdings, Inc., M/I Homes, Inc., Meritage Home Corporation, NVR, Inc., PulteGroup, Inc., Skyline Champion Corporation, Taylor Morrison Home Corporation, Toll Brothers, Inc., and Tri Pointe Homes, Inc.

The stock price performance shown on the following graph is not indicative of future price performance.

Comparison of Cumulative Total Return from December 31, 2018 to December 31, 2023



ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations is intended to help the reader understand our Company, business, operations and present business environment and is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. We use certain non-GAAP financial measures that we believe are important for purposes of comparison to prior periods. This information is also used by our management to measure the profitability of our ongoing operations and analyze our business performance and trends. Some of the numbers included herein have been rounded for the convenience of presentation.

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Business Overview

We are engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in 18 states. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land. We build and sell homes under our Century Communities and Century Complete brands.

Our Century Communities brand has an emphasis on serving the entry-level homebuilding market but offers a wide range of buyer profiles including: entry-level, first and second time move-up, and lifestyle homebuyers, and provides our homebuyers with the ability to personalize their homes through certain option and upgrade selections. Our Century Complete brand targets entry-level homebuyers, primarily sells homes through retail studios and the internet, and generally provides no option or upgrade opportunities.

Our homebuilding operations are organized into the following five reportable segments: West, Mountain, Texas, Southeast, and Century Complete. Our indirect wholly-owned subsidiaries, Inspire Home Loans Inc., Parkway Title, LLC, IHL Home Insurance Agency, LLC, and IHL Escrow Inc., which provide mortgage, title, insurance, and escrow services, respectively, primarily to our homebuyers have been identified as our Financial Services segment. Additionally, our wholly owned subsidiary, Century Living, LLC, is engaged in the development, construction and management of multi-family rental properties. During the year ended December 31, 2023, our Century Living operations were engaged in construction on three multi-family projects in Colorado, which commenced construction in 2022. Century Living, LLC is included in our Corporate segment.

While we offer homes that appeal to a broad range of entry-level, move-up, and lifestyle homebuyers, our offerings are heavily weighted towards providing affordable housing options in each of our homebuyer segments. Additionally, we prefer building move-in-ready homes over built-to-order homes, which we believe allows for a faster construction process, advantageous pricing with subcontractors, and shortened time period from home sale to home delivery, thus allowing our customers greater certainty on their financing and allowing us to more appropriately price the homes and deploy our capital. Of the 9,568 homes delivered during 2023, approximately 92% of our deliveries were made to entry-level homebuyers that were below Federal Housing Administration-insured mortgage limits and approximately 99% of homes delivered were built as move-in ready homes.

While inflation continued to impact the broader economy during 2023, homebuyers are adjusting to a more normalized higher interest rate environment. Accordingly, we generated solid financial results during 2023 and we are encouraged by recent housing market conditions demonstrating the strong, underlying demand that exists for affordable new homes, as compared to the second half of 2022, when increased mortgage interest rates, inflation, and macro-economic uncertainty considerably impacted the U.S. housing market. Net new home contracts (new home contracts net of cancellations) for the year ended December 31, 2023 increased 13.9% as compared to the prior year period. Further, during the year ended December 31, 2023, our cancellation rate was 16.6%, representing a significant improvement from the 24% cancellation rate we experienced in 2022, as we believe homebuyers are adjusting to the higher interest rate environment and our strategy of selling homes later in the construction cycle has benefitted our cancellation rate.

In response to the significant mortgage rate increases experienced in the latter half of 2022, and to maintain sales momentum, we increased incentive offerings across our communities during 2023 as compared to 2022, including discounts on base home prices, lot premiums, and options and upgrades and financing incentives, including interest rate buydowns, which resulted in downward pressure to our homebuilding gross margin during the year ended December 31, 2023.

During the year ended December 31, 2023, we experienced improved cycle times, returning to a more normalized four to five month timeframe, and our deliveries in the latter half of 2023 benefitted from reduced direct construction costs from our starts earlier in the year, as compared to the high point of our direct construction costs during the second quarter of 2022.

We anticipate the homebuilding markets in each of our operating segments will continue to be tied to both the macro-economic environment and the local economy, and we expect our operating strategy will continue to adapt to market changes, though we cannot provide any assurance that our strategies will remain consistent or continue to be successful. We believe future demand for our homes remains uncertain as future economic and market conditions remain uncertain, in particular with respect to inflation; the impact of potential future increases or decreases to the federal funds interest rate by the Federal Reserve; interest rates; availability and cost of mortgage loans to homebuyers; financial markets, credit and mortgage markets; the extent to which and how long government monetary directives, actions, and economic relief efforts will impact the U.S. economy; consumer confidence; wage growth; household formations; levels of new and existing homes for sale; prevailing home and rental prices; availability and cost of land, labor and construction materials; demographic trends; housing demand; and other factors, including those described elsewhere in this Form 10-K. Specifically, changes in interest rates impacts the costs of owning a home and affects the purchasing power of our customers and could impact homebuyer confidence. Changes in demand for our homes or cancellations due to interest rates or otherwise would affect our operating results in future periods, including our net sales, home deliveries, gross margin, origination volume of and revenues from our Financial Services segment, and net income. As a result, our past performance may not be indicative of our future results.

Despite future macro-economic uncertainty, especially in relation to the interest rate environment, we believe we are well-positioned to benefit from the ongoing shortage of both new and resale homes available for purchase in our key markets and the favorable demographics that support the need for new affordable housing. We believe our operations are prepared to withstand volatility in future market conditions as a result of our product offerings which both span the home buying segment and focus on affordable price points, and our current and future inventories of attractive land positions. We have continued to focus on maintaining an appropriate balance of home and land inventories in relation to anticipated future demand, as well as prudent leverage, and, as a result, we believe we are well positioned to continue to execute on our strategy in order to optimize stockholder returns.

Results of Operations – Years Ended December 31, 2023 and 2022

During the year ended December 31, 2023, we generated $350.8 million in income before income tax expense, as compared to $676.9 million in the prior year. During the year ended December 31, 2023, we generated net income of $259.2 million, or $8.05 per diluted share, as compared to $525.1 million, or $15.92 per diluted share in the prior year.

During the year ended December 31, 2023, we generated total homebuilding revenues of $3.6 billion, as compared to $4.4 billion in the prior year. During the year ended December 31, 2023, we delivered 9,568 homes with an average sales price of $376.7 thousand. The number of homes delivered decreased by 9.7% as compared to the prior year, primarily driven by fewer homes available for delivery given a decrease in home starts during the latter half of 2022. Average sales price decreased 9.2% as compared to the prior year.

We ended 2023 with no amounts outstanding under our revolving line of credit, $226.2 million of cash and cash equivalents, $101.8 million of cash held in escrow, and a net homebuilding debt to net capital ratio of 22.4%, a decrease from 23.5% as of December 31, 2022. During the year ended December 31, 2023, we paid quarterly cash dividends to our stockholders of $0.23 per share, and aggregate cash dividends of $0.92 per share, a 15% increase from the quarterly dividends paid during the year ended December 31, 2022 of $0.20 per share, or $0.80 per share in the aggregate. We have continued to strategically manage our lot pipeline, resulting in 73,720 lots owned and controlled at December 31, 2023, a 38.8% increase as compared to December 31, 2022.

During the year ended December 31, 2023, we generated financial services revenue of $80.2 million, representing a decrease of 15.9% as compared to the prior year, driven by reduced margins on loans sold to third parties period over period and a decrease in the number of mortgages originated period over period.

Our Century Living operations are engaged in construction on three multi-family for rent projects in Colorado, which commenced in 2022 and comprise over 900 total units. A portion of the first multi-family property consisting of over 200 units became available for leasing during the second half of 2023, and we anticipate the remaining projects will be available for leasing during 2024.

On January 22, 2024, we closed on the acquisition of substantially all the assets of Landmark Homes of Tennessee, Inc. ("Landmark"), a homebuilder with operations, including six active communities, in Nashville, Tennessee.

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

| (in thousands, except per share amounts) | Year Ended December 31, | | Increase (Decrease) | |
	2023	2022	Amount	%
Consolidated Statements of Operations:				
Revenues				
Home sales revenues	$ 3,604,434	$ 4,393,786	$ (789,352)	(18.0) %
Land sales and other revenues	7,528	16,697	(9,169)	(54.9) %
Total homebuilding revenues	3,611,962	4,410,483	(798,521)	(18.1) %
Financial services revenues	80,223	95,433	(15,210)	(15.9) %
Total revenues	3,692,185	4,505,916	(813,731)	(18.1) %
Homebuilding cost of revenues				
Cost of home sales revenues	(2,838,436)	(3,305,366)	466,930	(14.1) %
Cost of land sales and other revenues	(2,147)	(10,628)	8,481	(79.8) %
	(2,840,583)	(3,315,994)	475,411	(14.3) %
Financial services costs	(48,660)	(54,275)	5,615	(10.3) %
Selling, general, and administrative	(447,311)	(430,742)	(16,569)	3.8 %
Inventory impairment	(1,877)	(10,149)	8,272	(81.5) %
Other expense	(2,924)	(17,856)	14,932	(83.6) %
Income before income tax expense	350,830	676,900	(326,070)	(48.2) %
Income tax expense	(91,606)	(151,774)	60,168	(39.6) %
Net income	$ 259,224	$ 525,126	$ (265,902)	(50.6) %
Earnings per share:				
Basic	$ 8.12	$ 16.12	$ (8.00)	(49.6) %
Diluted	$ 8.05	$ 15.92	$ (7.87)	(49.4) %
Adjusted diluted earnings per share[1]	$ 8.09	$ 16.16	$ (8.07)	(49.9) %
Other Operating Information (dollars in thousands):				
Number of homes delivered	9,568	10,594	(1,026)	(9.7) %
Average sales price of homes delivered	$ 376.7	$ 414.7	$ (38.0)	(9.2) %
Homebuilding gross margin percentage[2]	21.2 %	24.5 %	(3.3) %	(13.5) %
Adjusted homebuilding gross margin excluding interest and inventory impairment [1]	22.5 %	26.0 %	(3.5) %	(13.5) %
Backlog at end of period, number of homes	1,070	1,810	(740)	(40.9) %

(in thousands, except per share amounts)	Year Ended December 31,		Increase (Decrease)	
	2023	2022	Amount	%
Backlog at end of period, aggregate sales value	$ 400,781	$ 671,378	$ (270,597)	(40.3)%
Average sales price of homes in backlog	$ 374.6	$ 370.9	$ 3.7	1.0%
Net new home contracts	8,828	7,753	1,075	13.9 %
Selling communities at period end	251	208	43	20.7%
Average selling communities	237	206	31	15.0 %
Total owned and controlled lot inventory	73,720	53,119	20,601	38.8%
Adjusted EBITDA[1]	$ 407,186	$ 752,905	$ (345,719)	(45.9)%
Adjusted income before income tax expense[1]	$ 352,707	$ 687,049	$ (334,342)	(48.7)%
Adjusted net income[1]	$ 260,611	$ 532,999	$ (272,388)	(51.1)%
Net homebuilding debt to net capital [1]	22.4 %	23.5 %	(1.1) %	(4.7) %

(1) This is a non-GAAP financial measure and should not be used as a substitute for the Company's operating results prepared in accordance with GAAP. See the reconciliations to the most comparable GAAP measure and other information within our "Homebuilding Gross Margin" and "Non-GAAP Financial Measures" sections in this Management's Discussion and Analysis of Financial Condition and Results of Operations. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.

(2) Homebuilding gross margin percentage is inclusive of $1.9 million in impairment charges for the year ended December 31, 2023 and $10.1 million in impairment charges for the year ended December 31, 2022, included within inventory impairment on our consolidated statements of operations. See *Note 13 – Fair Value Disclosures in the Notes to the Consolidated Financial Statements* for further detail.

Results of Operations by Segment

Commencing in the first quarter of 2023, our Century Complete operations in Texas were realigned and are now managed under our Texas segment. Accordingly, we have presented segment information under this new basis for the year ended December 31, 2023, and we have restated the corresponding segment information for those segments for the year ended December 31, 2022.

(dollars in thousands)

	New Homes Delivered Year Ended December 31,		Average Sales Price of Homes Delivered Year Ended December 31,		Home Sales Revenues Year Ended December 31,		Income before Income Tax Expense Year Ended December 31,	
	2023	2022	2023	2022	2023	2022	2023	2022
West	1,133	1,591	$ 588.6	$ 675.3	$ 666,886	$ 1,074,409	$ 89,503	$ 218,546
Mountain	1,892	2,001	508.7	568.5	962,382	1,137,566	113,958	192,525
Texas	1,617	1,642	285.2	322.8	461,093	529,991	43,791	74,796
Southeast	1,370	1,682	434.2	430.4	594,890	724,015	107,003	139,038
Century Complete	3,556	3,678	258.5	252.3	919,183	927,805	99,043	113,544
Financial Services	—	—	—	—	—	—	31,563	41,158
Corporate	—	—	—	—	—	—	(134,031)	(102,707)
Total	9,568	10,594	$ 376.7	$ 414.7	$ 3,604,434	$ 4,393,786	$ 350,830	$ 676,900

West

During the year ended December 31, 2023, our West segment generated income before income tax expense of $89.5 million, a 59.0% decrease over the prior year, which was primarily driven by a decrease in home sales revenue of $407.5 million. The revenue decrease during the year ended December 31, 2023 was primarily driven by a 28.8% decrease in the number of home delivered and a 12.8% decrease in the average sales price per home. The decrease in the number of homes delivered was primarily driven by fewer homes available for delivery given a decrease in home starts during the latter half of 2022, and the average sales price decrease was driven by the mix of deliveries within individual communities and pricing to market within individual communities. For the year ended December 31, 2023, the decrease in the percentage of income before income tax expense to home sales revenue was primarily a result of (1) decreased revenue on a partially fixed cost base and (2) decreased gross margins on home sales.

Mountain

During the year ended December 31, 2023, our Mountain segment generated income before income tax expense of $114.0 million, a 40.8% decrease over the prior year, which was primarily driven by a decrease in home sales revenue of $175.2 million. The revenue decrease during the year ended December 31, 2023 was primarily driven by a 5.4% decrease in the number of home delivered and a 10.5% decrease in the average sales price per home. The decrease in the number of homes delivered was primarily driven by fewer homes available for delivery given a decrease in home starts during the latter half of 2022, and the average sales price decrease was driven by the mix of deliveries within individual communities and pricing to market within individual communities. For the year ended December 31, 2023, the decrease in the percentage of income before income tax expense to home sales revenue was primarily a result of (1) decreased revenue on a partially fixed cost base and (2) decreased gross margins on home sales.

Texas

During the year ended December 31, 2023, our Texas segment generated income before income tax expense of $43.8 million, a 41.5% decrease over the prior year, which was primarily driven by a decrease in home sales revenue of $68.9 million. The revenue decrease during the year ended December 31, 2023 was primarily driven by a 11.6% decrease in the average sales price per home. The average sales price decrease was driven by the mix of deliveries within individual communities and pricing to market within individual communities. For the year ended December 31, 2023, the decrease in the percentage of income before income tax expense to home sales revenue was primarily a result of (1) decreased revenue on a partially fixed cost base and (2) decreased gross margins on home sales.

Southeast

During the year ended December 31, 2023, our Southeast segment generated income before income tax expense of $107.0 million, a 23.0% decrease over the prior year, which was primarily driven by a decrease in home sales revenue of $129.1 million. The revenue decrease during the year ended December 31, 2023 was primarily driven by a 18.5% decrease in the number of home delivered, primarily driven by fewer homes available for delivery given a decrease in home starts during the latter half of 2022.

Century Complete

During the year ended December 31, 2023, our Century Complete segment generated income before income tax expense of $99.0 million, a 12.8% decrease over the prior year, which was primarily driven by a decrease in home sales revenue of $8.6 million. The revenue decrease during the year ended December 31, 2023 was primarily driven by a 3.3% decrease in the number of homes delivered and partially offset by a 2.5% increase in the average sales price per home. The decrease in the number of homes delivered was primarily driven by fewer homes available for delivery given a decrease in home starts during the latter half of 2022, and the average sales price increase was driven by the mix of deliveries within individual communities and pricing to market within individual communities.

Financial Services

Our Financial Services segment originates mortgages for primarily our homebuyers, and as such, performance typically correlates to our number of homes delivered. Our Financial Services segment generated income before income tax of $31.6 million for the year ended December 31, 2023, a 23.3% decrease over the prior year period, primarily the result of a $15.2 million decrease in financial services revenue as compared to the prior year period. The decrease in financial services revenue was primarily driven by reduced margins on loans sold to third parties period over period and a decrease in the number of mortgages originated period over period.

The following table presents selected operational data for our Financial Services segment in relation to our loan origination activities (dollars in thousands):

		Year Ended December 31,		
		2023		**2022**
Total originations:				
Number of loans		5,498		5,747
Principal	$	1,906,439	$	2,051,538
Capture rate of Century homebuyers		72 %		69 %
Century Communities		78 %		75 %
Century Complete		62 %		59 %
Average FICO score		726		730
Century Communities		731		738
Century Complete		715		711
Loans sold to third parties:				
Number of loans sold		5,366		6,110
Principal	$	1,856,895	$	2,178,044

Corporate

During the year ended December 31, 2023, our Corporate segment generated a loss of $134.0 million, as compared to a loss of $102.7 million during 2022. The increase in loss was primarily driven by an increase in compensation costs during the year ended December 31, 2023.

Homebuilding Gross Margin

Homebuilding gross margin represents home sales revenues less cost of home sales revenues and inventory impairment, if applicable. Our homebuilding gross margin percentage, which represents homebuilding gross margin divided by home sales revenues, decreased to 21.2% for the year ended December 31, 2023, as compared to 24.5% for the year ended December 31, 2022. This decrease was primarily driven by deliveries during the period that carried higher incentives.

In the following table, we calculate our homebuilding gross margin, as adjusted to exclude inventory impairment, if applicable, and interest in cost of home sales revenues.

(dollars in thousands)

	Year Ended December 31,			
	2023	**%**	**2022**	**%**
Home sales revenues	$ 3,604,434	100.0 %	$ 4,393,786	100.0 %
Cost of home sales revenues	(2,838,436)	(78.7)%	(3,305,366)	(75.2)%
Inventory impairment	(1,877)	(0.1)%	(10,149)	(0.2)%
Homebuilding gross margin	764,121	21.2 %	1,078,271	24.5 %
Add: Inventory impairment	1,877	0.1 %	10,149	0.2 %
Add: Interest in cost of home sales revenues	45,927	1.3 %	54,669	1.2 %
Adjusted homebuilding gross margin excluding interest and inventory impairment [1]	$ 811,925	22.5 %	$ 1,143,089	26.0 %

(1) This non-GAAP financial measure should not be used as a substitute for the Company's operating results in accordance with GAAP. See the reconciliations to the most comparable GAAP measure and other information under "—Non-GAAP Financial Measures." An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.

For the year ended December 31, 2023, our adjusted homebuilding gross margin percentage excluding inventory impairment, and interest in cost of home sales revenues, was 22.5% as compared to 26.0% for 2022. We believe the above information is meaningful as it isolates the impact that inventory impairment (if applicable) and acquisitions (if applicable) have on our homebuilding gross margin and allows for comparability of our homebuilding gross margins to previous periods and our competitors.

Selling, General and Administrative Expense

(dollars in thousands)

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	%
Selling, general and administrative	$ 447,311	$ 430,742	$ 16,569	3.8 %
As a percentage of home sales revenue	12.4 %	9.8 %		

Our selling, general and administrative expense increased $16.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. This increase was primarily attributable to an increase in compensation costs and increased headcount due to increased active community count during 2023. As a percentage of home sales revenue, our selling, general and administrative expense increased 260 basis points during the year ended December 31, 2023 as compared to the year ended December 31, 2022, driven primarily by higher commission rates compared to the prior year period and decreased revenue on a partially fixed cost base.

Income Tax Expense

Our income tax expense for the year ended December 31, 2023 was $91.6 million, or 26.1% of income before income tax expense, as compared to $151.8 million, or 22.4% of income before income tax expense, for the year ended December 31, 2022.

Our effective tax rate of 26.1% for the year ended December 31, 2023 is comprised of our statutory federal and blended state rate of 24.7%, partially offset by certain permanent differences between taxable income and GAAP income before tax expense. These differences include disallowed deductions for executive compensation offset by estimated federal energy home credits for current year home deliveries and other items, which combined resulted in a net increase of 1.4%.

Our effective rates for the years ended December 31, 2023 and 2022 were impacted by benefits of $2.6 million and $18.3 million, respectively, as a result of federal energy efficient home credits. The Inflation Reduction Act of 2022 ("IRA") extended the energy efficient home credit beginning January 1, 2023, requiring a more rigorous certification process than previous years and provides a $2,500 or $5,000 tiered credit for new single-family homes meeting designated "Energy Star" or "Zero Energy" program requirements, respectively.

Segment Assets

Commencing in the first quarter of 2023, our Century Complete operations in Texas were realigned and are now managed under our Texas segment. Accordingly, we have presented segment information under this new basis as of December 31, 2023, and we have restated the corresponding segment information for those segments as of December 31, 2022.

(dollars in thousands)

	December 31, 2023	December 31 2022	Increase (Decrease) Amount	Change
West	$ 786,489	$ 665,827	$ 120,662	18.1 %
Mountain	1,051,052	1,122,892	(71,840)	(6.4) %
Texas	577,129	508,862	68,267	13.4 %
Southeast	503,249	415,887	87,362	21.0 %
Century Complete	386,444	376,131	10,313	2.7 %

	December 31, 2023	December 31 2022	Increase (Decrease) Amount	Change
Financial Services	450,208	372,284	77,924	20.9 %
Corporate	384,791	311,884	72,907	23.4 %
Total assets	$ 4,139,362	$ 3,773,767	$ 365,595	9.7 %

Total assets increased by $365.6 million, or 9.7%, to $4.1 billion at December 31, 2023, as compared to $3.8 billion at December 31, 2022, primarily as a result of changes in our inventory balances within our homebuilding segments related to timing of home and land development construction activities and an increase in the number of homes under construction, as well as an increase in mortgage loans held for sale and assets associated with development of multi-family rental properties.

Lots owned and controlled

	December 31, 2023			December 31, 2022			% Change		
	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total
West	4,036	3,259	7,295	4,433	509	4,942	(9.0)%	540.3%	47.6%
Mountain	8,615	5,025	13,640	10,845	1,566	12,411	(20.6)%	220.9%	9.9%
Texas	8,647	11,027	19,674	7,432	3,876	11,308	16.3 %	184.5%	74.0%
Southeast	5,486	10,941	16,427	5,576	5,733	11,309	(1.6)%	90.8%	45.3%
Century Complete	3,839	12,845	16,684	3,826	9,323	13,149	0.3%	37.8%	26.9%
Total	30,623	43,097	73,720	32,112	21,007	53,119	(4.6)%	105.2%	38.8%

Of our total lots owned and controlled as of December 31, 2023, 41.5% were owned and 58.5% were controlled, as compared to 60.5% owned and 39.5% controlled as of December 31, 2022.

Other Homebuilding Operating Data

Commencing in the first quarter of 2023, our Century Complete operations in Texas were realigned and are now managed under our Texas segment. Accordingly, we have presented segment information under this new basis as of and for the year ended December 31, 2023, and we have restated the corresponding segment information for those segments as of and for the year ended December 31, 2022.

Net new home contracts

	Year Ended December 31,		Increase (Decrease)	
	2023	2022	Amount	% Change
West	1,159	1,147	12	1.0 %
Mountain	1,614	1,397	217	15.5 %
Texas	1,630	1,306	324	24.8 %
Southeast	1,296	1,174	122	10.4 %
Century Complete	3,129	2,729	400	14.7 %
Total	8,828	7,753	1,075	13.9 %

Net new home contracts (new home contracts net of cancellations) for the year ended December 31, 2023 increased by 1,075 homes, or 13.9%, to 8,828 as compared to 7,753 for the year ended December 31, 2022, primarily due to more homes available for sale.

Monthly absorption rate

Our overall monthly "absorption rate" (the rate at which home orders are contracted, net of cancellations) for the years ended December 31, 2023 and 2022 by segment is included in the table below:

| | Year Ended December 31, | | Increase (Decrease) | |
	2023	2022	Amount	% Change
West	3.6	4.0	(0.4)	(10.0) %
Mountain	2.6	3.8	(1.2)	(31.6) %
Texas	3.2	3.3	(0.1)	(3.0) %
Southeast	4.0	4.4	(0.4)	(9.1) %
Century Complete	2.5	2.3	0.2	8.7 %
Total	2.9	3.1	(0.2)	(6.5) %

During the year ended December 31, 2023, our absorption rate decreased by 6.5% to 2.9 per month, as compared to 2022. During the year ended December 31, 2023, we experienced a cancellation rate of 16.6%, which represents a significant improvement from the cancellation rate of 24% we experienced in 2022 as we believe homebuyers are adjusting to the higher interest rate environment and our strategy of selling homes later in the construction cycle has benefitted our cancellation rate.

Selling communities at period end

| | As of December 31, | | Increase/(Decrease) | |
	2023	2022	Amount	% Change
West	27	24	3	12.5 %
Mountain	51	31	20	64.5 %
Texas	43	33	10	30.3 %
Southeast	27	22	5	22.7 %
Century Complete	103	98	5	5.1 %
Total	251	208	43	20.7 %

Our selling communities increased by 43 communities to 251 communities at December 31, 2023, as compared to 208 communities at December 31, 2022. This 20.7% increase was a result of an increased land pipeline that resulted in new community openings in excess of community closeouts during 2023.

Backlog

(dollars in thousands)

| | As of December 31, | | | | | | % Change | | |
| | 2023 | | | 2022 | | | | | |
	Homes	Dollar Value	Average Sales Price	Homes	Dollar Value	Average Sales Price	Homes	Dollar Value	Average Sales Price
West	106	$ 67,425	$ 636.1	80	$ 57,524	$ 719.0	32.5 %	17.2 %	(11.5) %
Mountain	163	92,785	569.2	441	223,938	507.8	(63.0)%	(58.6)%	12.1 %
Texas	168	53,044	315.7	155	47,363	305.6	8.4 %	12.0 %	3.3 %
Southeast	131	57,165	436.4	205	96,671	471.6	(36.1)%	(40.9)%	(7.5) %
Century Complete	502	130,362	259.7	929	245,882	264.7	(46.0)%	(47.0)%	(1.9) %
Total / Weighted Average	1,070	$ 400,781	$ 374.6	1,810	$671,378	$ 370.9	(40.9)%	(40.3)%	1.0 %

Backlog reflects the number of homes, net of cancellations, for which we have entered into a sales contract with a customer but for which we have not yet delivered the home. At December 31, 2023, we had 1,070 homes in backlog with a total value of $400.8 million, which represents decreases of 40.9% and 40.3%, respectively, as compared to 1,810 homes in backlog with a total value of $671.4 million at December 31, 2022. The decrease in backlog dollar value is primarily attributable to the decrease in backlog units.

Liquidity and Capital Resources

Overview

Our liquidity, consisting of our cash and cash equivalents, cash held in escrow and revolving credit facility availability, was $1.1 billion as of December 31, 2023, compared to $1.2 billion as of December 31, 2022.

Our principal uses of capital for the year ended December 31, 2023 were our land purchases, land development, home construction, and the payment of routine liabilities.

Cash flows for each of our communities depend on the stage in the development cycle and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and not recognized in our consolidated statements of operations until a home closes, we incur significant cash outlays prior to our recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. From a liquidity standpoint, we continue to acquire and develop lots in our markets when they meet our current investment criteria.

Short-term Liquidity and Capital Resources

We use funds generated by operations, available borrowings under our revolving credit facility, and proceeds from issuances of debt or equity, including our current at-the-market facility, to fund our short term working capital obligations and fund our purchases of land, as well as land development, home construction activities, and other cash needs.

Our Financial Services operations use funds generated from operations, and availability under our mortgage repurchase facilities to finance its operations including originations of mortgage loans to our homebuyers.

Our Century Living operations use excess cash from our operations, as well as project specific secured financing under construction loan agreements, to fund development of multi-family projects.

We believe that we will be able to fund our current liquidity needs for at least the next twelve months with our cash on hand, cash generated from operations, and cash expected to be available from our revolving line of credit or through accessing debt or equity capital, as needed or appropriate, although no assurance can be provided that such additional debt or equity capital will be available or on acceptable terms based on the macro-economy and market conditions at the time. In a higher interest rate environment, we may incur additional interest expense on borrowings that bear floating interest rates, such as our revolving line of credit. We believe we are well positioned from a cash and liquidity standpoint to operate in an uncertain environment, and to pursue other ways to properly deploy capital to enhance returns, which may include taking advantage of strategic opportunities as they arise.

Long-term Liquidity and Capital Resources

Beyond the next twelve months, we believe that our principal uses of capital will be land and inventory purchases and other expenditures, as well as principal and interest payments on our long-term debt obligations. We believe that we will be able to fund our long-term liquidity needs with cash generated from operations and cash expected to be available from our revolving line of credit or through accessing debt or equity capital, as needed or appropriate, although no assurance can be provided that such additional debt or equity capital will be available, or on favorable terms, especially in light of rising interest rates. In a higher interest rate environment, we may incur additional interest expense on borrowings that bear floating interest rates, such as our revolving line of credit, repurchase facilities, and construction loan agreements. To the extent these sources of capital are insufficient to meet our needs, we may also conduct additional public or private offerings of our securities, refinance debt, or dispose of certain assets to fund our operating activities and capital needs.

Material Cash Requirements

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. These obligations impact our short-term and long-term liquidity and capital resource needs. Our contractual obligations as of December 31, 2023 were as follows (in thousands):

		Payments due by period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt maturities, including interest [1]	$ 1,557,503	$ 333,170	$ 155,791	$ 555,625	$ 512,917
Operating leases [2]	18,334	5,402	8,286	4,317	329
Total contractual obligations	$ 1,575,837	$ 338,572	$ 164,077	$ 559,942	$ 513,246

(1) Principal payments in accordance with our revolving line of credit, mortgage repurchase facilities and long-term debt agreements, and interest payments for outstanding long-term debt obligations. Interest on variable rate debt was calculated using the interest rate as of December 31, 2023. See *Note 10 – Debt in the Notes to the Consolidated Financial Statements* for further detail.

(2) Operating lease obligations do not include payments to property owners covering real estate taxes and common area maintenance.

In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. Purchase and option contracts for the purchase of land enable us to defer acquiring portions of properties owned by third parties until we have determined whether to exercise our option, which may serve to reduce our financial risks associated with long-term land holdings. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers and others as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require payment by us of a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. Our obligations with respect to purchase contracts and option contracts are generally limited to the forfeiture of the related non-refundable cash deposits.

As of December 31, 2023, we had outstanding purchase contracts and option contracts for 43,097 lots totaling approximately $1.8 billion and we had $51.4 million of deposits for land contracts, of which $18.3 million were non-refundable cash deposits pertaining to land contracts. For contracts for which cash deposits were non-refundable, and subject to the terms of the outstanding contracts continuing to meet our investment criteria, we currently anticipate performing on the majority of our purchase and option contracts during the next 24 months. Our performance, including the timing and amount of purchase, if any, under these outstanding purchase and option contracts is subject to change and dependent on future market conditions. Our utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

Outstanding Debt Obligations and Debt Service Requirements

One of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. Our outstanding indebtedness is described in detail in *Note 10 – Debt in the Notes to the Consolidated Financial Statements*. We are required to meet certain covenants, and as of December 31, 2023, we were in compliance with all such covenants and requirements under the agreements governing our revolving line of credit and mortgage repurchase facilities. See *Note 10 – Debt in the Notes to the Consolidated Financial Statements* for further detail.

Our outstanding debt obligations included the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
3.875% senior notes, due August 2029[1]	$ 495,656	$ 494,884
6.750% senior notes, due June 2027[1]	497,210	496,394
Other financing obligations[2]	69,605	28,134
Notes payable	1,062,471	1,019,412
Revolving line of credit	—	—
Mortgage repurchase facilities	239,298	197,626
Total debt	$ 1,301,769	$ 1,217,038

(1) The carrying value of senior notes reflects the impact of premiums, discounts, and issuance costs that are amortized to interest cost over the respective terms of the senior notes.

(2) As of December 31, 2023, other financing obligations included $24.7 million related to insurance premium notes and certain secured borrowings, as well as $44.9 million outstanding under construction loan agreements, as described below. As of December 31, 2022, other financing obligations included $20.7 million related to insurance premium notes and certain secured borrowings, as well as $7.4 million outstanding under construction loan agreements.

We may from time to time seek to refinance or increase our outstanding debt or retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may or may not be material during any particular reporting period.

Letters of Credit and Performance Bonds

In the normal course of business, we post letters of credit and performance and other bonds primarily related to our land development performance obligations with local municipalities. As of December 31, 2023 and 2022, we had $510.5 million and $574.8 million, respectively, in letters of credit and performance and other bonds issued and outstanding. Although significant development and construction activities have been completed related to the improvements at these sites, the letters of credit and performance and other bonds are not generally released until all development and construction activities are completed.

Construction Loan Agreements

Certain wholly owned subsidiaries of Century Living, LLC are parties to construction loan agreements entered into during 2022 and the first quarter of 2023 with various banks, (which we collectively refer to as "the lenders"). The three construction loan agreements collectively provide that we may borrow up to an aggregate of $187.6 million from the lenders for purposes of construction of multi-family projects in Colorado, with advances made by the lenders upon the satisfaction of certain conditions. Borrowings under the construction loan agreements bear interest at various rates, including a fixed rate, and floating interest rates per annum equal to the Secured Overnight Financing Rate (which we refer to as "SOFR") and the Bloomberg Short-term Bank Yield Index, plus an applicable margin. The outstanding principal balances and all accrued and unpaid interest is due on varying maturity dates through March 17, 2028, with certain of the construction loan agreements allowing for the option to extend the maturity dates for a period of 12 months if certain conditions are satisfied. The construction loan agreements contain customary affirmative and negative covenants (including covenants related to construction completion, and limitations on the use of loan proceeds, transfers of land, equipment, and improvements), as well as customary events of default. Interest on our construction loan agreements is capitalized to the multi-family properties assets included in prepaid expenses and other assets on the consolidated balance sheets while the related multi-family rental properties are being actively developed.

As of December 31, 2023 and 2022, $44.9 million and $7.4 million were outstanding under the construction loan agreements, respectively, with borrowings that bore a weighted average interest rate of 7.4% and 5.6% during the year ended December 31, 2023 and 2022, respectively, and we were in compliance with all covenants thereunder.

Revolving Line of Credit

In 2021, we entered into a Second Amended and Restated Credit Agreement (which we refer to as the "Second A&R Credit Agreement") with Texas Capital Bank, National Association, as Administrative Agent and L/C Issuer, and the lenders party thereto. The Second A&R Credit Agreement, which amended and restated our prior Amended and Restated Credit Agreement, provides us with a senior unsecured revolving line of credit (which we refer to as the "revolving line of credit") of up to $800.0 million, and unless terminated earlier, will mature on April 30, 2026. The revolving line of credit includes a $250.0 million sublimit for standby letters of credit. Under the terms of the Second A&R Credit Agreement, we are entitled to request an increase in the size of the revolving line of credit by an amount not exceeding $200.0 million. Our obligations under the Second A&R Credit Agreement are guaranteed by certain of our subsidiaries. The Second A&R Credit Agreement contains customary affirmative and negative covenants (including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions), as well as customary events of default. On December 21, 2022, we entered into a First Modification Agreement with Texas Capital Bank (formerly known as Texas Capital Bank, National Association), as Administrative Agent, amending the Second A&R Credit Agreement pursuant to which, effective January 3, 2023, all existing borrowings using an interest rate based on a LIBOR reference rate had the interest rate replaced with one based on an adjusted term SOFR reference rate, which equals the greater of (i) 0.50% or (ii) the one-month quotation of the secured overnight financing rate administered by the Federal Reserve Bank of New York, plus 0.10%.

As of December 31, 2023 and 2022, no amounts were outstanding under the revolving line of credit facility and were in compliance with all covenants under the Second A&R Agreement.

Mortgage Repurchase Facilities – Financial Services

Inspire is party to mortgage warehouse facilities with J.P. Morgan and Texas Capital Bank, which provide Inspire with uncommitted repurchase facilities of up to an aggregate of $375.0 million as of December 31, 2023, secured by the mortgage loans financed thereunder. The repurchase facilities have varying short term maturity dates through December 18, 2024. Borrowings under the mortgage repurchase facilities bear interest at variable interest rates per annum equal to SOFR plus an applicable margin, and, along with previous repurchase facility agreements that were terminated during 2023, bore a weighted average interest rate of 6.9% during the year ended December 31, 2023.

Amounts outstanding under the repurchase facilities are not guaranteed by us or any of our subsidiaries and the agreements contain various affirmative and negative covenants applicable to Inspire that are customary for arrangements of this type. As of December 31, 2023 and 2022, we had $239.3 million and $197.6 million outstanding under the repurchase facilities, respectively, and were in compliance with all covenants thereunder.

At-the-Market Offerings

We are party to a Distribution Agreement with J.P. Morgan Securities LLC, BofA Securities, Inc., Wells Fargo Securities, LLC and Fifth Third Securities, Inc. (which we refer to as the "Distribution Agreement"), as sales agents pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $100.0 million from time to time through any of the sales agents party thereto in "at-the-market" offerings, in accordance with the terms and conditions set forth in the Distribution Agreement. The Distribution Agreement will remain in full force and effect until terminated by either party pursuant to the terms of the agreement or such date that the maximum offering amount has been sold in accordance with the terms of the agreement. We did not sell or issue any shares of our common stock during the years ended December 31, 2023 and 2022, respectively, and as of December 31, 2023, all $100.0 million remained available for sale.

Stock Repurchase Program

Our Board of Directors authorized a stock repurchase program in 2018, under which we may repurchase up to 4.5 million shares of our outstanding common stock. The shares may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws. The actual manner, timing, amount and value of repurchases under the stock repurchase program will be determined by management at its discretion and will depend on a number of factors, including the market price of our common stock, trading volume, other capital management objectives and opportunities, applicable legal requirements, applicable tax effects including the 1% excise tax instituted under the Inflation Reduction Act of 2022, and general market and economic conditions.

We intend to finance any stock repurchases through available cash and our revolving credit facility. Repurchases also may be made under a trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, which would permit shares to be repurchased when we otherwise may be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions. The stock repurchase program has no expiration date and may be extended, suspended or discontinued by our Board of Directors at any time without notice at our discretion. All shares of common stock repurchased under the program will be cancelled and returned to the status of authorized but unissued shares of common stock.

During the year ended December 31, 2023, an aggregate of 278.2 thousand shares were repurchased for a total purchase price of approximately $19.2 million at a weighted average price of $69.09 per share. During the year ended December 31, 2022 an aggregate of 2.3 million shares, were repurchased for a total purchase price of approximately $120.6 million at a weighted average price of $52.32 per share. The maximum number of shares available to be purchased under the stock repurchase program as of December 31, 2023 was 1,230,010 shares.

Dividends

The following table sets forth cash dividends declared by our Board of Directors to holders of record of our common stock during the years ended December 31, 2023 and 2022 (in thousands, except per share information):

| | | | Year Ended December 31, 2023 | |
| | | | Cash Dividends Declared and Paid | |
Declaration Date	Record Date	Paid Date	Per Share	Amount
February 8, 2023	March 1, 2023	March 15, 2023	$ 0.23	$ 7,365
May 17, 2023	May 31, 2023	June 14, 2023	$ 0.23	$ 7,368
August 16, 2023	August 30, 2023	September 13, 2023	$ 0.23	$ 7,341
November 8, 2023	November 29, 2023	December 13, 2023	$ 0.23	$ 7,307

| | | | Year Ended December 31, 2022 | |
| | | | Cash Dividends Declared and Paid | |
Declaration Date	Record Date	Paid Date	Per Share	Amount
February 16, 2022	March 2, 2022	March 16, 2022	$ 0.20	$ 6,657
May 18, 2022	June 1, 2022	June 15, 2022	$ 0.20	$ 6,568
August 17, 2022	August 31, 2022	September 14, 2022	$ 0.20	$ 6,455
November 9, 2022	November 30, 2022	December 14, 2022	$ 0.20	$ 6,354

The declaration and payment of future cash dividends on our common stock, whether at current levels or at all, are at the discretion of our Board of Directors and depend upon, among other things, our expected future earnings, cash flows, capital requirements, access to external financing, debt structure and any adjustments thereto, operational and financial investment strategy and general financial condition, as well as general business conditions.

Cash Flows—Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the years ended December 31, 2023 and 2022, the comparison of cash flows is as follows:

- Our primary sources of cash flows from operations are from the sale of single-family attached and detached homes and mortgages. Our primary uses of cash flows from operations are the acquisition of land and expenditures associated with the construction of our single-family attached and detached homes and the origination of mortgages held for sale. Net cash provided by operating activities was $41.6 million during the year ended December 31, 2023 as compared to $315.3 million during 2022. The decrease in net cash provided by operations is primarily a result of (1) a $265.9 million decrease in net income; and (2) an increase in our mortgage loans held for sale of $45.7 million during the year ended December 31, 2023 as compared to a reduction in mortgage loans held for sale of $140.0 million during the year ended December 31, 2022. This reduction was primarily offset by reduced expenditures related to land acquisition and expenditures associated with the construction of homes during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

- Net cash used in investing activities increased to $132.0 million during the year ended December 31, 2023, compared to $54.3 million used during 2022. The increase was primarily related to (1) $58.2 million increase in expenditures related to the development, construction, and management of multi-family rental properties by our wholly owned subsidiary, Century Living; and (2) a $23.0 million increase in purchases of property and equipment for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

- Net cash provided by financing activities was $23.9 million during the year ended December 31, 2023, compared to net cash used by financing activities of $274.8 million during the year ended December 31, 2022. The increase in cash provided by financing activities was primarily attributable (1) $19.2 million in repurchases of our common stock during the year ended December 31, 2023 as compared to $120.6 million in repurchases of our common stock during the year ended December 31, 2022; and (2) a $175.9 million decrease in net payments on our mortgage repurchase facilities during 2023.

As of December 31, 2023, our cash and cash and equivalents and restricted cash was $242.0 million.

Supplemental Guarantor Information

Our 6.750% senior notes due 2027 (which we collectively refer to as our "2027 Notes") and our 3.875% senior notes due 2029 (which we collectively refer to as our "2029 Notes" and together with the 2027 Notes, the "Senior Notes") are our unsecured senior obligations and are fully and unconditionally guaranteed on an unsecured basis, jointly and severally, by substantially all of our direct and indirect wholly-owned operating subsidiaries (which we refer to collectively as "Guarantors"). Our subsidiaries associated with our Financial Services operations (referred to as "Non-Guarantors") do not guarantee the Senior Notes. The guarantees are senior unsecured obligations of the Guarantors that rank equal with all existing and future senior debt of the Guarantors and senior to all subordinated debt of the Guarantors. The guarantees are effectively subordinated to any secured debt of the Guarantors. As of December 31, 2023, Century Communities, Inc. had outstanding $1.0 billion in total principal amount of Senior Notes.

Each of the indentures governing our Senior Notes provides that the guarantees of a Guarantor will be automatically and unconditionally released and discharged: (1) upon any sale, transfer, exchange or other disposition (by merger, consolidation or otherwise) of all of the equity interests of such Guarantor after which the applicable Guarantor is no longer a "Restricted Subsidiary" (as defined in the respective indentures), which sale, transfer, exchange or other disposition does not constitute an "Asset Sale" (as defined in the respective indentures) or is made in compliance with applicable provisions of the applicable indenture; (2) upon any sale, transfer, exchange or other disposition (by merger, consolidation or otherwise) of all of the assets of such Guarantor, which sale, transfer, exchange or other disposition does not constitute an Asset Sale or is made in compliance with applicable provisions of the applicable indenture; provided, that after such sale, transfer, exchange or other disposition, such Guarantor is an "Immaterial Subsidiary" (as defined in the respective indentures); (3) unless a default has occurred and is continuing, upon the release or discharge of such Guarantor from its guarantee of any indebtedness for borrowed money of the Company and the

Guarantors so long as such Guarantor would not then otherwise be required to provide a guarantee pursuant to the applicable indenture; provided that if such Guarantor has incurred any indebtedness in reliance on its status as a Guarantor in compliance with applicable provisions of the applicable Indenture, such Guarantor's obligations under such indebtedness, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted to be incurred by a Restricted Subsidiary (other than a Guarantor) in compliance with applicable provisions of the applicable Indenture; (4) upon the designation of such Guarantor as an "Unrestricted Subsidiary" (as defined in the respective Indentures), in accordance with the applicable indenture; (5) if the Company exercises its legal defeasance option or covenant defeasance option under the applicable indenture or if the obligations of the Company and the Guarantors are discharged in compliance with applicable provisions of the applicable indenture, upon such exercise or discharge; or (6) in connection with the dissolution of such Guarantor under applicable law in accordance with the applicable indenture.

If a guarantor were to become a debtor in a case under the US Bankruptcy Code, a court may decline to enforce its guarantee of the Senior Notes. This may occur when, among other factors, it is found that the guarantor originally received less than fair consideration for the guarantee and the guarantor would be rendered insolvent by enforcement of the guarantee. On the basis of historical financial information, operating history and other factors, we believe that each of the guarantors, after giving effect to the issuance of its guarantee of the Senior Notes when the guarantee was issued, was not insolvent and did not and has not incurred debts beyond its ability to pay such debts as they mature. The Company cannot predict, however, what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Only the 2027 Notes and the related guarantees are registered securities under the Securities Act of 1933, as amended (the "Securities Act"). The offer and sale of the 2029 Notes and the related guarantees were not and will not be registered under the Securities Act or the securities laws of any other jurisdiction and instead were issued in reliance upon an exemption from such registration. Unless they are subsequently registered under the Securities Act, neither the 2029 Notes nor the related guarantees may be offered and sold only in transactions that are exempt from the registration requirements under the Securities Act and the applicable securities laws of any other jurisdiction.

The Guarantors' condensed supplemental financial information is presented in this report as if the Senior Note guarantees existed during the periods presented pursuant to applicable SEC rules and guidance. If any Guarantors are released from the guarantees in future periods, the changes are reflected prospectively. We have determined that separate, full financial statements of the Guarantors would not be material to investors, and accordingly, supplemental financial information is presented below.

The following summarized financial information is presented for Century Communities, Inc. and the Guarantor Subsidiaries on a combined basis after eliminating intercompany transactions and balances among Century Communities, Inc. and the Guarantor Subsidiaries, as well as their investment in, and equity in earnings from Non-Guarantor Subsidiaries.

Summarized Balance Sheet Data (in thousands)		December 31, 2023
Assets		
Cash and cash equivalents	$	104,900
Cash held in escrow		101,845
Accounts receivable		67,480
Due from non-guarantors		17,982
Inventories		3,016,641
Prepaid expenses and other assets		282,056
Property and equipment, net		68,839
Deferred tax assets, net		16,998
Goodwill		30,395
Total assets	$	3,707,136
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable	$	145,231

Summarized Balance Sheet Data (in thousands)	December 31, 2023
Accrued expenses and other liabilities	259,912
Notes payable	1,062,471
Revolving line of credit	—
Total liabilities	1,467,614
Stockholders' equity:	2,239,522
Total liabilities and stockholders' equity	$ 3,707,136

Summarized Statements of Operations Data (in thousands)	Year Ended December 31, 2023
Total homebuilding revenues	$ 3,611,962
Total homebuilding cost of revenues	(2,840,583)
Selling, general and administrative	(447,311)
Inventory impairment	(1,877)
Other expense	(6,547)
Income before income tax expense	315,644
Income tax expense	(82,419)
Net income	$ 233,225

Critical Accounting Policies

Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and the estimates included in our financial statements might be impacted if we used different assumptions or conditions. Our management believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Home Sales Revenues and Profit Recognition

Under Accounting Standards Codification (which we refer to as "ASC") 606 *Revenue from Contracts with Customers*, revenues from home sales and the related profit are recorded when our performance obligations are satisfied, which generally occurs when the respective homes are closed and title has passed to our homebuyers. We generally satisfy our performance obligations in less than one year from the contract date. In order to promote sales of the homes, we may offer sales incentives to homebuyers. The types of incentives vary on a community-by-community basis and home-by-home basis, and primarily include price discounts on individual homes and financing incentives, all of which are reflected as a reduction of home sales revenues. Proceeds from home closings that are held for our benefit in escrow, are presented as cash held in escrow on our consolidated balance sheets. Cash held for our benefit in escrow is typically held by the escrow agent for a few days. When it is determined that the earnings process is not complete and we have remaining performance obligations that are material in the context of the contract, the related revenue and costs are deferred for recognition in future periods until those performance obligations have been satisfied. Prior to satisfying our performance obligations, we typically receive deposits from customers related to sold but undelivered homes and we collect these deposits at the time a homebuyer's contract is accepted. These deposits are classified as earnest money deposits and are included in accrued expenses and other liabilities on our consolidated balance sheets. Earnest money deposits totaled $7.9 million and $17.9 million at December 31, 2023 and December 31, 2022, respectively.

Inventories and Cost of Sales

We capitalize pre-acquisition, land, land development, and other allocated costs, including interest, during periods of entitlement, development and home construction.

Land, land development, and other common costs are allocated to inventory using the relative-sales-value method; however, as lots within a project typically have comparable market values, we generally allocate land, land development, and common costs equally to each lot within the project. Home construction costs are recorded using the specific-identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development, and related common costs, both incurred and estimated to be incurred. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining homes in the community.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home, and a liability and a charge to cost of home sales revenues are recorded for the amount that is estimated will ultimately be paid related to completed homes.

Impairment of Inventories

We review all of our communities for indicators of impairment quarterly and record an impairment loss when conditions exist where the carrying amount of inventory is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases to gross margins, costs significantly in excess of budget, and operating cash flow losses.

When an indicator of impairment is identified, we prepare and analyze cash flows at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets, which we have determined as the community level. If the undiscounted cash flows are less than the community's carrying value, we generally estimate the fair value using the estimated future discounted cash flows of the respective inventories. A community with a fair value less than its carrying value is impaired and is written down to fair value. Such losses, if any, are reported within homebuilding gross margin. The discount rate used in determining each asset's fair value reflects inherent risks associated with the related estimated cash flows, as well as current risk-free rates available in the market and estimated market risk premiums. When estimating future discounted cash flows, we have utilized a discount rate of approximately 12% in our valuations during the years ended December 31, 2023, 2022, and 2021, respectively. The discount rate utilized was most directly impacted by the stage of construction, which was at or near completion for the community, and the estimated completion of selling efforts in the community, which were generally less than 18 months from the impairment date.

When estimating undiscounted cash flows, we make various assumptions, including the following: the expected home sales revenue to be generated, including consideration of the number of homes available, pricing and incentives offered by us or other builders in comparable communities; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales, sales prices and/or building costs; and alternative uses for the property. The key assumptions relating to estimating cash flows are impacted by local market and economic conditions, and are inherently uncertain. Although our quarterly assessments reflect management's best estimates, due to uncertainties in the estimation process, actual results could differ from such estimates.

For the years ended December 31, 2023, 2022, and 2021, the following table shows the number of communities for which we identified an indicator of impairment and therefore tested for whether an impairment existed, compared to the total number of communities that existed during such period.

	Number of Communities Tested for Impairment	Total Number of Existing Communities
Year ended December 31, 2023	7	251
Year ended December 31, 2022	58	208
Year ended December 31, 2021	7	202

During the year ended December 31, 2023, we determined that inventory with a carrying value before impairment of $12.2 million within 5 communities across our Century Complete and Texas segments was not recoverable. Inventory impairment charges in 2023, which were all related to communities in which we are actively selling homes, were driven by our decision to increase incentives in certain communities directed at improving our sales absorptions primarily on move-in ready homes. Accordingly, we recognized impairment charges of an aggregate $1.9 million in order to record the communities at fair value. During the year ended December 31, 2022, we recorded impairment charges of $10.1 million for 22 communities and during the year ended December 31, 2021, we recorded nominal impairment charges for one community. The impairment charges are included in inventory impairment in our consolidated statements of operations.

Self-Insurance

We maintain general liability insurance coverage, including coverage for certain construction defects after homes have closed and premise operations during construction. These insurance policies protect us against a portion of the risk of loss from claims, subject to certain self-insured per occurrence and aggregate retentions, deductibles, and available policy limits. In circumstances where we have elected to retain a higher portion of the overall risk for construction defect claims in return for a lower initial premium, we reserve for the estimated self-insured retention costs that we will incur that are above our coverage limits or that are not covered by our insurance policies. The reserve is recorded on an undiscounted basis at the time revenue is recognized for each home closing. Our self-insurance liability is presented on a gross basis without consideration of insurance recoveries and amounts we have paid on behalf of and expect to recover from other parties, if any. Estimates of insurance recoveries and amounts we have paid on behalf of and expect to recover from other parties, if any, are recorded as receivables when such recoveries are considered probable.

As of December 31, 2023, our self-insurance reserve for incurred but not reported construction defect claims was $23.7 million, compared to $17.0 million as of December 31, 2022. The self-insurance reserve estimate requires significant management judgment and assumptions, and is based on a third-party actuarial analysis that relies primarily upon industry data and partially on our historical claims to estimate overall costs. These estimates are subject to uncertainty due to a variety of factors, the most significant being the long period of time between the delivery of a home to a homebuyer and when a construction defect claim may be made, and the ultimate resolution of any such construction defect claim. Though state regulations vary, construction defect claims are reported and resolved over a long period of time, which can extend for 10 years or more. As a result, the majority of the estimated self-insurance liability based on the actuarial analysis relates to claims incurred but not yet reported. Assumptions used in developing estimates can fluctuate as a result of unforeseen developments in claims relative to markets in which we operate, inflation rates, regulatory or legal changes, and other factors. While we believe our estimates are reasonable and provide for a certain degree of coverage to account for these variables, actual claims and costs could differ significantly from recorded reserves. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. We decreased our self-insurance reserve by $3.4 million during the year ended December 31, 2023, and we increased our self-insurance reserve by $0.9 million during the year ended December 31, 2022.

Stock-Based Compensation

We account for stock-based awards in accordance with ASC 718, *Compensation—Stock Compensation*, which requires us to estimate the grant date fair value of stock-based compensation awards and to recognize the fair value as compensation costs over the requisite service period, which is generally three years, for all awards that vest. We estimate an annual forfeiture rate at the time of grant based on historical experience, and revise the rate in subsequent periods, if necessary, based on actual forfeiture data. The fair value of our restricted stock units and awards in the form of unrestricted shares of common stock is equal to the closing price of our common stock on the New York Stock Exchange on the date of grant. Stock-based compensation expense associated with outstanding performance share units is measured using the grant date fair value and is based on the estimated achievement of the established performance criteria at the end of each reporting period until the performance period ends, recognized on a straight-line basis over the performance period. Stock-based compensation expense is only recognized for performance share units that we expect to vest, which we estimate based upon an assessment of the probability that the performance criteria will be achieved. Management judgment is required in estimating the level of performance that will be achieved and the number of shares that will be earned, and considers, among other factors, our historical operating results and our expectation of future profitability. The performance share units granted during the fiscal years ended December 31, 2023, 2022, and 2021 have three-year performance-based metrics measured over performance periods ending on December 31 for each three-year period.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. Management judgement is required to evaluate whether it is more likely than not that deferred tax assets will be realized, and this evaluation considers, among other factors, our historical operating results, our expectation of future profitability, the duration of the applicable statutory carryforward periods, and conditions in the housing market and the broader economy. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we provide a corresponding valuation allowance against the deferred tax asset. In addition, management judgment is required in evaluating uncertain tax positions. We evaluate our uncertain tax positions quarterly based on various factors, including changes in facts or circumstances, tax laws or the status of audits by tax authorities. When it is more likely than not that a tax position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, we measure the amount of tax benefit from the position and record the largest amount of tax benefit that is more likely than not of being realized after settlement with a tax authority. Our policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes on our consolidated statements of operations.

Non-GAAP Financial Measures

In this Form 10-K, we use certain non-GAAP financial measures, including EBITDA, adjusted EBITDA, net homebuilding debt to net capital, and adjusted net income and adjusted earnings per diluted share. These non-GAAP financial measures are presented to provide investors additional information to facilitate the comparison of our past and present operations. We believe these non-GAAP financial measures provide useful information to investors because they are used to evaluate our performance on a comparable year-over-year basis. These non-GAAP financial measures are not in accordance with, or an alternative for, GAAP measures and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive or standard set of accounting rules or principles. Accordingly, the calculation of our non-GAAP financial measures may differ from the definitions of other companies using the same or similar names limiting, to some extent, the usefulness of such measures for comparison purposes. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our financial results as determined in accordance with GAAP. These measures should only be used to evaluate our financial results in conjunction with the corresponding GAAP measures. Accordingly, we qualify our use of non-GAAP financial information in a statement when non-GAAP financial information is presented.

EBITDA and Adjusted EBITDA

The following table presents EBITDA and adjusted EBITDA for the years ended December 31, 2023 and 2022. EBITDA and adjusted EBITDA are non-GAAP financial measures we use as a supplemental measure in evaluating operating performance. We define EBITDA as net income before (i) income tax expense, (ii) interest in cost of home sales revenues, (iii) other interest expense (income), and (iv) depreciation and amortization expense. We define adjusted EBITDA as EBITDA before loss on debt extinguishment (if applicable), and inventory impairment (if applicable).We believe EBITDA and adjusted EBITDA provide an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization, and items considered to be non-recurring. Accordingly, our management believes that these measurements are useful for comparing general operating performance from period to period. Neither EBITDA or adjusted EBITDA should be considered in addition to, and not as a substitute for, consolidated net income in accordance with GAAP as a measure of performance. Our presentation of adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. Each of our EBITDA and adjusted EBITDA is limited as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

(dollars in thousands)

	Year Ended December 31,		
	2023	2022	% Change
Net income	$ 259,224	$ 525,126	(50.6) %
Income tax expense	91,606	151,774	(39.6) %
Interest in cost of home sales revenues	45,927	54,669	(16.0) %
Interest expense (income)	(7,222)	(36)	NM
Depreciation and amortization expense	15,774	11,223	40.6 %
EBITDA	405,309	742,756	(45.4) %
Inventory impairment	1,877	10,149	(81.5) %
Adjusted EBITDA	$ 407,186	$ 752,905	(45.9) %

NM – Not Meaningful

Net Homebuilding Debt to Net Capital

The following table presents our ratio of net homebuilding debt to net capital, which is a non-GAAP financial measure. We calculate this by dividing net homebuilding debt (homebuilding debt less cash and cash equivalents, and cash held in escrow) by net capital (net homebuilding debt plus total stockholders' equity). Homebuilding debt is our total debt minus our outstanding borrowings under our construction loan agreements and our repurchase facilities. The most directly comparable GAAP measure is the ratio of debt to total capital. We believe the ratio of net homebuilding debt to net capital is a relevant and useful financial measure to investors in understanding the leverage employed in our operations and as an indicator of our ability to obtain external financing.

(dollars in thousands)

	December 31, 2023	December 31, 2022
Notes payable	$ 1,062,471	$ 1,019,412
Revolving line of credit	—	—
Construction loan agreements	(44,895)	(7,389)
Total homebuilding debt	1,017,576	1,012,023
Total stockholders' equity	2,386,936	2,150,215
Total capital	$ 3,404,512	$ 3,162,238
Homebuilding debt to capital	29.9%	32.0%
Total homebuilding debt	$ 1,017,576	$ 1,012,023
Cash and cash equivalents	(226,150)	(296,724)
Cash held in escrow	(101,845)	(56,569)
Net homebuilding debt	689,581	658,730
Total stockholders' equity	2,386,936	2,150,215
Net capital	$ 3,076,517	$ 2,808,945
Net homebuilding debt to net capital	22.4%	23.5%

Adjusted Net Income and Adjusted Diluted Earnings per Share

Adjusted net income and adjusted diluted earnings per share (which we refer to as "Adjusted EPS") are non-GAAP financial measures that we believe are useful to management, investors and other users of our financial information in evaluating our operating results and understanding our operating trends without the effect of certain non-recurring items. We believe excluding certain non-recurring items provides more comparable assessment of our financial results from period to period. We define adjusted net income as consolidated net income before (i) income tax expense, (ii) inventory impairment, if applicable (iii) restructuring costs, if applicable and (iv) loss on debt extinguishment, if applicable, less adjusted income tax expense, calculated using our estimated annual effective tax rate after discrete

items for the applicable period. Adjusted EPS is calculated by dividing adjusted net income by weighted average common shares – diluted.

(in thousands, except share and per share information)

		Year Ended December 31,		
		2023		2022
Numerator				
Net income	$	259,224	$	525,126
Denominator				
Weighted average common shares outstanding - basic		31,918,942		32,578,967
Dilutive effect of stock-based compensation awards		290,417		398,968
Weighted average common shares outstanding - diluted		32,209,359		32,977,935
Earnings per share:				
Basic	$	8.12	$	16.12
Diluted	$	8.05	$	15.92
Adjusted earnings per share				
Numerator				
Net income	$	259,224	$	525,126
Income tax expense		91,606		151,774
Income before income tax expense		350,830		676,900
Inventory impairment		1,877		10,149
Adjusted income before income tax expense		352,707		687,049
Adjusted income tax expense[1]		(92,096)		(154,050)
Adjusted net income	$	260,611	$	532,999
Denominator - Diluted		32,209,359		32,977,935
Adjusted diluted earnings per share	$	8.09	$	16.16

(1) The tax rates used in calculating adjusted net income for the years ended December 31, 2023 and 2022 were 26.1% and 22.4%, respectively, which reflect our GAAP tax rates for the applicable periods.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rates

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our Second A&R Credit Agreement and construction loan agreements.

On December 21, 2022, we entered into a First Modification Agreement with Texas Capital Bank (formerly known as Texas Capital Bank, National Association), as Administrative Agent, amending the Second A&R Credit Agreement. Per the First Modification Agreement, effective January 3, 2023, all existing borrowings using an interest rate based on a LIBOR reference rate had the interest rate replaced with one based on an adjusted term SOFR reference rate, which equals the greater of (i) 0.50% or (ii) the one-month quotation of the secured overnight financing rate administered by the Federal Reserve Bank of New York, plus 0.10%.

Borrowings under the construction loan agreements bear interest at various rates, including a fixed rate, and floating interest rates per annum equal to the SOFR and the Bloomberg Short-term Bank Yield Index, plus an applicable margin.

For fixed rate debt, such as our senior notes, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. As interest rates increase, the fair value of the debt instrument will decrease.

Our Financial Services business utilizes mortgage backed securities forward commitments, option contracts and investor commitments to protect the value of rate-locked commitments and loans held for sale from fluctuations in mortgage-related interest rates. To mitigate interest risk associated with loans held for sale, we typically use derivative financial instruments to economically hedge our exposure to risk from the time a borrower locks a loan until the time the loan is securitized. We also typically hedge our interest rate exposure through entering into interest rate swap futures.

The following table presents principal cash flows by scheduled maturity, weighted average effective interest rates and the estimated fair value of our debt obligations as of December 31, 2023. Weighted average variable interest rates are based on the variable interest rates at December 31, 2023.

(dollars in thousands)

	Fiscal Year Ending December 31,							Fair Value at December 31, 2023
	2024	2025	2026	2027	2028	Thereafter	Total	
Fixed Rate	$ 24,710	$ —	$ —	$ 500,000	$ —	$ 500,000	$ 1,024,710	$ 961,585
Average Interest Rate	7.6 %	— %	— %	3.9 %	— %	6.8 %	5.4 %	
Variable Rate	$ 239,298	$ —	$ 44,895	$ —	$ —	$ —	$ 284,193	$ 284,193
Average Interest rate	6.9 %	— %	7.4 %	— %	— %	— %	7.0 %	

Inflation

Our homebuilding operations have been and may continue to be adversely impacted by inflation, primarily from higher land, financing, labor, material, and construction costs. In addition, inflation has led and could continue to lead to higher mortgage rates, which has and could continue to significantly affect the affordability of mortgage financing to homebuyers and lead to weakened demand for our homes, as well as increased cancellations compared to prior year periods. Inflation remained elevated during the year ended December 31, 2023 compared to the prior year periods, and the Federal Reserve raised the federal funds interest rate during the first half of 2023, which continued to impact interest rates on 30-year fixed mortgages. Due to higher mortgage rates, we were no longer able to offset cost increases with higher home selling prices during the year ended December 31, 2023.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity during the spring, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to five months to construct a new home, we typically deliver more homes in the second half of the year as spring and summer home starts convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of our cash receipts from home deliveries occurs during the second half of the year This seasonality pattern may be affected by volatility in the homebuilding industry, supply chain challenges, and changes in demand for our homes.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item is incorporated herein by reference to the financial statements set forth in Item 15 (Exhibits and Financial Statement Schedules) of Part IV of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our co-principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2023, the end of the period covered by this Form 10-K. Based on this evaluation, our co-principal executive officers and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). In addition, our management is required to report their assessment, including their evaluation criteria, on the design and operating effectiveness of our internal control over financial reporting in this Form 10-K.

Our internal control over financial reporting is a process designed under the supervision of our co-principal executive officers and principal financial officer. During 2023, our management conducted an assessment of the internal control over financial reporting based upon criteria established in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our management's assessment, which included a comprehensive review of the design and operating effectiveness of our internal control over financial reporting, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes during the fourth quarter of 2023 in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Century Communities, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Century Communities, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Century Communities, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado
February 2, 2024

ITEM 9B.   OTHER INFORMATION.

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the three months ended December 31, 2023, none of our directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of SEC Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required in response to this Item is incorporated herein by reference to the information contained under the captions entitled "Proposal No. 1 Election of Directors—Information about Director Nominees," "Executive Officers," and "Corporate Governance" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report (which we refer to as our "2024 Proxy Statement").

During the fourth quarter of 2023, we did not make any material changes to the procedures by which stockholders may recommend nominees to the Board of Directors, as described in our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

Our Code of Business Conduct and Ethics, which applies to all of our directors, executive officers and employees, is available in the "Investors—Corporate Governance—Governance Documents" section of our website located at www.centurycommunities.com. In addition, printed copies of our Code of Business Conduct and Ethics are available upon written request to Century Communities, Inc., 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111, Attention: Corporate Secretary. Any waiver of our Code of Business Conduct and Ethics for our executive officers, directors, or any employees may be made only by the Nominating and Corporate Governance Committee of the Board of Directors and will be promptly disclosed as required by law and NYSE rules. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K and applicable NYSE rules regarding amendments to or waivers from any provision of our Code of Business Conduct and Ethics by posting such information in the "Investors—Corporate Governance—Governance Documents" section of our website located at www.centurycommunities.com.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required in response to this Item is incorporated herein by reference to the information contained under the captions entitled "Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Director Compensation" in our definitive proxy statement for our 2024 Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required in response to this Item is incorporated herein by reference to the information contained under the caption entitled "Stock Ownership" in our 2024 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required in response to this Item is incorporated herein by reference to the information contained under the captions entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Director Independence" in our 2024 Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required in response to this Item is incorporated herein by reference to the information contained under the captions entitled "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm—Audit, Audit-Related, Tax, and Other Fees" and "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm—Pre-Approval Policies and Procedures" in our 2024 Proxy Statement.

PART IV

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) Financial Statements

The following financial statements of the Company are included in a separate section of this Form 10-K commencing on the page numbers specified below:

	Page
Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm (PCAOB 00042)	F-2
Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021	F-5
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-7
Notes to Consolidated Financial Statements	F-9

(a)(2) Financial Statements Schedules

Financial statement schedules have been omitted because they are not applicable, not material, not required or the required information is included in this Form 10-K.

(a)(3) Exhibits

The following exhibits are either filed herewith or incorporated herein by reference:

Exhibit Number	**Description**
3.1	Restated Certificate of Incorporation of Century Communities, Inc. (incorporated by reference to Exhibit 3.1 to Century Communities, Inc.'s Quarterly Report on Form 10-Q for quarter ended September 30, 2023 (File No. 001-36491)).
3.2	Amended and Restated Bylaws of Century Communities, Inc., effective November 9, 2022 (incorporated by reference to Exhibit 3.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on November 10, 2022 (File No. 001-36491)).
4.1	Specimen Common Stock Certificate of Century Communities, Inc. (incorporated by reference to Exhibit 4.1 to the initial filing of the Registration Statement on Form S-1 of Century Communities, Inc. (File No. 333-195678) filed with the SEC on May 5, 2014).
4.2	Century Communities, Inc. Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed herewith).
4.3	Indenture (including form of 6.750% Senior Notes due 2027), dated as of May 23, 2019, among Century Communities, Inc., the Guarantors party thereto, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2019 (File No. 001-36491)).
4.4	Form of 6.750% Senior Notes due 2027 (included as Exhibit A to Rule 144A/Regulation S Appendix to the Indenture) (incorporated by reference to Exhibit 4.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2019 (File No. 001-36491)).
4.5	Indenture (including form of 3.875% Senior Notes due 2029), dated as of August 23, 2021, among Century Communities, Inc., the Guarantors party thereto, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on August 23, 2021 (File No. 001-36491)).
4.6	Form of 3.875% Senior Notes due 2029 (included as Exhibit A to the Indenture) (incorporated by reference to Exhibit 4.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on August 23, 2021 (File No. 001-36491)).

Exhibit Number	Description
10.1†	Century Communities, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 5, 2022 (File No. 001-36491)).
10.2†	Form of Employee Performance Share Unit Award Agreement for use with the Century Communities, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 5, 2022 (File No. 001-36491)).
10.3†	Form of Employee Restricted Stock Unit Award Agreement for use with the Century Communities, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 5, 2022 (File No. 001-36491)).
10.4†	Form of Co-Chief Executive Officer Restricted Stock Unit Award Agreement for use with the Century Communities, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 5, 2022 (File No. 001-36491)).
10.5†	Century Communities, Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 9, 2019 (File No. 001-36491)).
10.6†	Form of Employee Restricted Stock Unit Award Agreement for use with the Century Communities, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 12, 2017 (File No. 001-36491)).
10.7†	Form of Performance Share Unit Award Agreement for use with the Century Communities, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to Century Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-36491)).
10.8†	Form of Performance Share Unit Award Agreement for use with the Century Communities, Inc. Amended and Restated 2017 Omnibus Incentive Plan – 2022 Grants (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 001-36491)).
10.9†	Amended and Restated Employment Agreement, dated as of July 28, 2020, between Century Communities, Inc. and Dale Francescon (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (File No. 001-36491)).
10.10†	Amended and Restated Employment Agreement, dated as of July 28, 2020, between Century Communities, Inc. and Robert J. Francescon (incorporated by reference to Exhibit 10.2 to Century Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (File No. 001-36491)).
10.11†	Amendment to Amended and Restated Employment Agreement, effective as of May 3, 2023, between Century Communities, Inc. and Dale Francescon (filed herewith).
10.12†	Amendment to Amended and Restated Employment Agreement, effective as of May 3, 2023, between Century Communities, Inc. and Robert J. Francescon (filed herewith).
10.13†	Amended and Restated Employment Agreement, dated as of July 28, 2020, between Century Communities, Inc. and David Messenger (incorporated by reference to Exhibit 10.3 to Century Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (File No. 001-36491)).
10.14†	Form of Director and Officer Indemnification Agreement between Century Communities, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on October 10, 2023 (File No. 001-36491)).
10.15	Second Amended and Restated Credit Agreement, dated as of May 21, 2021, among Century Communities, Inc., the lenders party thereto, Texas Capital Bank, National Association, as Administrative Agent and L/C Issuer, and Texas Capital Bank, National Association, BBVA USA, BofA Securities, Inc., Fifth Third Bank, National Association and U.S. Bank National Association, as Joint Lead Arrangers and Joint Book Runners, and Wells Fargo Bank, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 25, 2021 (File No. 001-36491)).

Exhibit Number	Description
10.16	First Modification Agreement effective as of December 21, 2022 among Century Communities, Inc., the guarantor parties thereto and Texas Capital Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on December 22, 2022 (File No. 001-36491)).
10.17	Purchase Agreement, dated May 9, 2019, among Century Communities, Inc., the Guarantors party thereto, and J.P. Morgan Securities LLC, as representative of the initial purchasers named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 14, 2019 (File No. 001-36491)).
10.18	Registration Rights Agreement, dated as of May 23, 2019, among Century Communities, Inc., the Guarantors party thereto, and J.P. Morgan Securities LLC, on behalf of the initial purchasers (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2019 (File No. 001-36491)).
10.19	Distribution Agreement, dated November 27, 2019, among Century Communities, Inc. and J.P. Morgan Securities LLC, BofA Securities, Inc., Citigroup Global Markets Inc., and Fifth Third Securities, Inc. (incorporated by reference to Exhibit 1.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on November 27, 2019 (File No. 001-36491)).
10.20	Amendment No. 1 to Distribution Agreement, dated August 3, 2021, among Century Communities, Inc. and J.P. Morgan Securities LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Fifth Third Securities, Inc., and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on August 3, 2021 (File No. 001-36491)).
10.21	Purchase Agreement, dated August 3, 2021, among Century Communities, Inc., the Guarantors party thereto, and BofA Securities, Inc., as representative of the initial purchasers named in Schedule A thereto (incorporated by reference to Exhibit 10.1 to Century Communities, Inc.'s Current Report on Form 8-K filed with the SEC on August 5, 2021 (File No. 001-36491)).
21.1	Subsidiaries of Century Communities, Inc. (filed herewith).
22.1	List of Guarantor Subsidiaries (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of the Co-Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
31.2	Certification of the Co-Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
31.3	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
32.1	Certification of the Co-Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of the Co-Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.3	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1†	Century Communities, Inc. Clawback Policy (filed herewith).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith).
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith).
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document (filed herewith).
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document (filed herewith).
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith).
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

_____

†   Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Century Communities, Inc.

Date: February 2, 2024

By: /s/ Dale Francescon
Dale Francescon
Chairman of the Board and Co-Chief Executive Officer
(Co-Principal Executive Officer)

Date: February 2, 2024

By: /s/ Robert J. Francescon
Robert J. Francescon
Co-Chief Executive Officer and President
(Co-Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dale Francescon **Dale Francescon**	Chairman of the Board of Directors and Co-Chief Executive Officer (Co-Principal Executive Officer)	February 2, 2024
/s/ Robert J. Francescon **Robert J. Francescon**	Co-Chief Executive Officer, President and Director (Co-Principal Executive Officer)	February 2, 2024
/s/ David L. Messenger **David L. Messenger**	Chief Financial Officer (Principal Financial Officer)	February 2, 2024
/s/ J. Scott Dixon **J. Scott Dixon**	Assistant Chief Financial Officer (Principal Accounting Officer)	February 2, 2024
/s/ Patricia L. Arvielo **Patricia L. Arvielo**	Director	February 2, 2024
/s/ John P. Box **John P. Box**	Director	February 2, 2024
/s/ Keith R. Guericke **Keith R. Guericke**	Director	February 2, 2024
/s/ James M. Lippman **James M. Lippman**	Director	February 2, 2024
/s/ Elisa Zúñiga Ramírez **Elisa Zúñiga Ramírez**	Director	February 2, 2024

CENTURY COMMUNITIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Century Communities, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Century Communities, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of Impairment of Inventories

Description of the Matter	At December 31, 2023, the Company reported inventories of approximately $3.0 billion. The Company's inventories are inclusive of pre-acquisition, land, land development, and other allocated costs, including interest, during periods of entitlement, development and home construction. As more fully described in Note 1 to the consolidated financial statements, the Company reviews for events or circumstances that indicate the carrying amount of inventories may be impaired. The Company evaluates for indicators of impairment at the lowest level of identifiable cash flows, which have been determined to be the community level. The evaluation

of indicators of impairment includes, but is not limited to, judgments based on factors such as significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins, costs significantly in excess of budget, and operating cash flow losses. The Company recorded impairment charges of $1.9 million during the year ended December 31, 2023.

Auditing the Company's evaluation for indicators of impairment is complex and requires a higher degree of auditor judgment in the identification and evaluation of events or changes in circumstances that may indicate a community level impairment. Differences or changes in these judgments could have a material impact on the Company's analysis.

How We Addressed the Matter in Our Audit	We tested the Company's internal controls over the inventory impairment evaluation process. This included testing controls over management's determination and review of the considerations used in the impairment indicator analysis.

Our procedures with regard to the Company's evaluation for indicators of impairment included, among other procedures, testing the completeness and accuracy of management's impairment analysis and evaluating management's judgments determining whether indicators of impairment were present. For example, we performed inquiries of management, read minutes of the meetings of the Board of Directors, considered historical operating results and current market conditions, and performed an independent evaluation using both internally and externally available information. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Denver, Colorado
February 2, 2024


Century Communities, Inc.
Consolidated Balance Sheets
As of December 31, 2023 and 2022
(in thousands, except share and per share amounts)


	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents	$ 226,150	$ 296,724
Cash held in escrow	101,845	56,569
Accounts receivable	76,213	52,797
Inventories	3,016,641	2,830,645
Mortgage loans held for sale	251,852	203,558
Prepaid expenses and other assets	350,193	250,535
Property and equipment, net	69,075	31,688
Deferred tax assets, net	16,998	20,856
Goodwill	30,395	30,395
Total assets	$ 4,139,362	$ 3,773,767
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable	$ 147,265	$ 106,926
Accrued expenses and other liabilities	303,392	299,588
Notes payable	1,062,471	1,019,412
Revolving line of credit	—	—
Mortgage repurchase facilities	239,298	197,626
Total liabilities	1,752,426	1,623,552
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 31,774,615 and 31,772,791 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	318	318
Additional paid-in capital	592,989	584,803
Retained earnings	1,793,629	1,565,094
Total stockholders' equity	2,386,936	2,150,215
Total liabilities and stockholders' equity	$ 4,139,362	$ 3,773,767

See Notes to Consolidated Financial Statements.

Century Communities, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands, except per share amounts)

| | Year Ended December 31, | | |
	2023	2022	2021
Revenues			
Homebuilding revenues			
Home sales revenues	$ 3,604,434	$ 4,393,786	$ 4,032,969
Land sales and other revenues	7,528	16,697	59,607
Total homebuilding revenues	3,611,962	4,410,483	4,092,576
Financial services revenues	80,223	95,433	123,738
Total revenues	3,692,185	4,505,916	4,216,314
Homebuilding cost of revenues			
Cost of home sales revenues	(2,838,436)	(3,305,366)	(3,056,048)
Cost of land sales and other revenues	(2,147)	(10,628)	(39,315)
Total homebuilding cost of revenues	(2,840,583)	(3,315,994)	(3,095,363)
Financial services costs	(48,660)	(54,275)	(72,578)
Selling, general and administrative	(447,311)	(430,742)	(389,610)
Loss on debt extinguishment	—	—	(14,458)
Inventory impairment	(1,877)	(10,149)	(41)
Other expense	(2,924)	(17,856)	(3,142)
Income before income tax expense	350,830	676,900	641,122
Income tax expense	(91,606)	(151,774)	(142,618)
Net income	$ 259,224	$ 525,126	$ 498,504
Earnings per share:			
Basic	$ 8.12	$ 16.12	$ 14.79
Diluted	$ 8.05	$ 15.92	$ 14.47
Weighted average common shares outstanding:			
Basic	31,918,942	32,578,967	33,706,782
Diluted	32,209,359	32,977,935	34,444,918

See Notes to Consolidated Financial Statements.


Century Communities, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)


	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2020	33,351	$ 334	$ 697,200	$ 583,171	$ 1,280,705
Vesting of stock-based compensation awards and issuance of unrestricted common stock awards	675	7	(7)	—	—
Withholding of common stock upon vesting of stock-based compensation awards	(265)	(3)	(13,723)	—	(13,726)
Stock-based compensation expense	—	—	14,377	—	14,377
Cash dividends declared and dividend equivalents	—	—	158	(15,350)	(15,192)
Other	—	—	(160)	—	(160)
Net income	—	—	—	498,504	498,504
Balance at December 31, 2021	33,761	$ 338	$ 697,845	$ 1,066,325	$ 1,764,508
Vesting of stock-based compensation awards and issuance of unrestricted common stock awards	518	5	(5)	—	—
Withholding of common stock upon vesting of stock-based compensation awards	(201)	(2)	(12,752)	—	(12,754)
Repurchases of common stock	(2,305)	(23)	(120,623)	—	(120,646)
Stock-based compensation expense	—	—	20,049	—	20,049
Cash dividends declared and dividend equivalents	—	—	323	(26,357)	(26,034)
Other	—	—	(34)	—	(34)
Net income	—	—	—	525,126	525,126
Balance at December 31, 2022	31,773	$ 318	$ 584,803	$ 1,565,094	$ 2,150,215
Vesting of stock-based compensation awards and issuance of unrestricted common stock awards	450	4	(4)	—	—
Withholding of common stock upon vesting of stock-based compensation awards	(170)	(2)	(10,670)	—	(10,672)
Repurchases of common stock	(278)	(2)	(19,225)	—	(19,227)
Stock-based compensation expense	—	—	36,777	—	36,777
Cash dividends declared and dividend equivalents	—	—	1,308	(30,689)	(29,381)
Net income	—	—	—	259,224	259,224
Balance at December 31, 2023	31,775	$ 318	$ 592,989	$ 1,793,629	$ 2,386,936

See Notes to Consolidated Financial Statements.

Century Communities, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Operating activities			
Net income	$ 259,224	$ 525,126	$ 498,504
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	15,774	11,223	10,912
Stock-based compensation expense	36,777	20,049	14,377
Fair value of mortgage loans held for sale and other	1,642	11,036	5
Loss on debt extinguishment	—	—	14,458
Inventory impairment	1,877	10,149	41
Abandonment of lot option contracts	3,373	11,564	2,935
Deferred income taxes	3,858	383	(8,701)
Loss on disposition of assets	1,922	2,196	1,483
Changes in assets and liabilities:			
Cash held in escrow	(45,276)	(4,272)	(29,148)
Accounts receivable	(23,416)	(10,865)	(20,238)
Inventories	(185,095)	(381,404)	(524,181)
Mortgage loans held for sale	(45,719)	139,956	(72,378)
Prepaid expenses and other assets	(15,615)	(19,896)	(79,413)
Accounts payable	40,339	22,247	(23,033)
Accrued expenses and other liabilities	(8,037)	(22,145)	13,224
Net cash provided by (used in) operating activities	41,628	315,347	(201,153)
Investing activities			
Purchases of property and equipment	(43,140)	(20,168)	(8,910)
Expenditures related to development of rental properties	(88,538)	(30,291)	—
Other investing activities	(302)	(3,805)	2,434
Net cash used in investing activities	(131,980)	(54,264)	(6,476)
Financing activities			
Borrowings under revolving credit facilities	150,000	1,478,000	30,000
Payments on revolving credit facilities	(150,000)	(1,478,000)	(30,000)
Borrowing under construction loan agreements	37,506	7,389	—
Proceeds from issuance of senior notes due 2029	—	—	500,000
Extinguishment of senior notes due 2025	—	—	(411,752)
Proceeds from issuance of insurance premium notes and other	26,511	26,278	21,484
Principal payments on insurance premium notes and other	(22,546)	(14,771)	(15,532)
Debt issuance costs	—	—	(6,159)
Net proceeds (payments) for mortgage repurchase facilities	41,672	(134,250)	72,826
Withholding of common stock upon vesting of stock-based compensation awards	(10,672)	(12,754)	(13,726)
Repurchases of common stock under stock repurchase program	(19,227)	(120,646)	—
Dividend payments	(29,381)	(26,034)	(15,192)
Other financing activities	—	(44)	(160)
Net cash provided by (used in) financing activities	23,863	(274,832)	131,789
Net increase (decrease)	$ (66,489)	$ (13,749)	(75,840)
Cash and cash equivalents and Restricted cash			
Beginning of period	308,492	322,241	398,081
End of period	$ 242,003	$ 308,492	$ 322,241
Supplemental cash flow disclosure			
Cash paid for income taxes	$ 80,380	$ 168,117	$ 155,590

	Year Ended December 31,					
		2023		**2022**		**2021**
Cash and cash equivalents and Restricted cash						
Cash and cash equivalents	$	226,150	$	296,724	$	316,310
Restricted cash (Note 6)		15,853		11,768		5,931
Cash and cash equivalents and Restricted cash	$	242,003	$	308,492	$	322,241

See Notes to Consolidated Financial Statements.

Century Communities, Inc.
Notes to the Consolidated Financial Statements
December 31, 2023, 2022 and 2021

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Century Communities, Inc. (which we refer to as "we," "CCS," or the "Company"), together with its subsidiaries, is engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in 18 states. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land. We build and sell homes under our Century Communities and Century Complete brands. Our Century Communities brand has an emphasis on serving the entry-level homebuilding market but offers a wide range of buyer profiles including: entry-level, first and second time move-up, and lifestyle homebuyers, and provides our homebuyers with the ability to personalize their homes through certain option and upgrade selections. Our Century Complete brand targets entry-level homebuyers, primarily sells homes through retail studios and the internet, and generally provides no option or upgrade selections.

Our homebuilding operations are organized into the following five reportable segments: West, Mountain, Texas, Southeast, and Century Complete. Our indirect wholly-owned subsidiaries, Inspire Home Loans Inc., Parkway Title, LLC, IHL Home Insurance Agency, LLC, and IHL Escrow Inc., which provide mortgage, title, insurance, and escrow services, respectively, primarily to our homebuyers have been identified as our Financial Services segment. Additionally, our wholly owned subsidiary, Century Living, LLC, is engaged in the development, construction and management of multi-family rental properties, currently all located in Colorado. Century Living, LLC is included in our Corporate segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, as well as all subsidiaries in which we have a controlling interest, and variable interest entities for which the Company is deemed to be the primary beneficiary. We do not have any variable interest entities in which we are deemed the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (which we refer to as "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Cash Held in Escrow

Cash held in escrow consists of amounts related to the proceeds from home closings held for our benefit in escrow, which are typically held for a few days.

Accounts Receivable

Accounts receivable primarily consists of rebates receivables, receivables under insurance policies, and income tax receivables.

We periodically review the collectability of our accounts receivable, and, if it is determined that a receivable might not be fully collectible, an allowance is recorded for the amount deemed uncollectible.

Inventories and Cost of Sales

We capitalize pre-acquisition, land, land development, and other allocated costs, including interest, during development, periods of entitlement, and home construction.

Land, land development, and other common costs are allocated to inventory using the relative-sales-value method; however, as lots within a project typically have comparable market values, we generally allocate land, land development, and common costs equally to each lot within the project. Home construction costs are recorded using the specific-identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development, and related common costs, both incurred and estimated to be incurred. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining homes in the community.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home, and a liability and a charge to cost of home sales revenues are recorded for the amount that is estimated will ultimately be paid related to completed homes.

We review all of our communities for indicators of impairment quarterly and record an impairment loss when conditions exist where the carrying amount of inventory is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases to gross margins, costs significantly in excess of budget, and operating cash flow losses.

When an indicator of impairment is identified, we prepare and analyze cash flows at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets, which we have determined as the community level. If the undiscounted cash flows are less than the community's carrying value, we generally estimate the fair value using the estimated future discounted cash flows of the respective inventories. A community with a fair value less than its carrying value is impaired and is written down to fair value. Such losses, if any, are reported within homebuilding gross margin.

When estimating undiscounted cash flows, we make various assumptions, including the following: the expected home sales revenue to be generated, including consideration of the number of homes available, pricing and incentives offered by us or other builders in comparable communities; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales, sales prices and/or building costs; and alternative uses for the property.

During the year ended December 31, 2023, we determined that inventory with a carrying value before impairment of $12.2 million within 5 communities across our Century Complete and Texas segments was not recoverable. Accordingly, we recognized impairment charges of an aggregate $1.9 million in order to record the communities at fair value. During the year ended December 31, 2022, we recorded impairment charges of $10.1 million for 22 communities and during the year ended December 31, 2021, we recorded nominal impairment charges for one community. The impairment charges are included in inventory impairment in our consolidated statements of operations.

Home Sales Revenues and Profit Recognition

As defined in the Accounting Standards Codification (which we refer to as "ASC") 606, *Revenue from Contracts with Customers ("ASC 606"),* revenues from home sales and the related profit are recorded when our performance obligations are satisfied, which generally occurs when the respective homes are closed and title has passed to our homebuyers. We generally satisfy our performance obligations in less than one year from the contract date. In order to promote sales of the homes, we may offer sales incentives to homebuyers. The types of incentives vary on a community-by-community basis and home-by-home basis, and primarily include price discounts on individual homes and financing incentives, all of which are reflected as a reduction of home sales revenues. Proceeds from home closings that are held for our benefit in escrow, are presented as cash held in escrow on our consolidated balance sheets. Cash held for our benefit in escrow is typically held by the escrow agent for a few days. When it is determined that the earnings process is not complete and we have remaining performance obligations that are material in the context of the contract, the related revenue and costs are deferred for recognition in future periods until those performance obligations have been satisfied. Prior to satisfying our performance obligations, we typically receive deposits from customers related to sold but undelivered homes and we collect these deposits at the time a homebuyer's contract is accepted. These deposits are classified as earnest money deposits and are included in accrued expenses and other liabilities on our consolidated balance sheets. Earnest money deposits totaled $7.9 million and $17.9 million at December 31, 2023 and December 31, 2022, respectively.

Performance Deposits

We are occasionally required to make a land, bond, and utility cash deposits as each new development is started. These amounts typically are refundable as each home is delivered. Performance deposits are included in prepaid expenses and other assets on the consolidated balance sheets.

Lot Option and Escrow Deposits

We enter into lot option and purchase agreements with unrelated parties to acquire lots for the construction of homes. Under these agreements, we have paid deposits, which in many cases are non-refundable, in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Lot option and escrow deposits are included in prepaid expenses and other assets on the consolidated balance sheets. We charge to expense non-refundable deposit and capitalized pre-acquisition costs, when it is probable that the lots will not be acquired. During the year ended December 31, 2023, 2022, and 2021 we terminated certain contracts in our markets that no longer met our investment criteria, resulting in a charges of $3.4 million, $11.6 million, and $2.9 million, respectively, which are included in other expense in our consolidated statements of operations.

Model Homes and Sales Facilities

Costs related to our model homes and sales facilities are treated in one of three ways depending on their nature. Costs directly attributable to the home including upgrades that are permanent and sold with the home are capitalized to inventory and included in cost of home sales revenues when the unit is closed to the homebuyer. Marketing related costs, such as non-permanent signage, brochures and marketing materials as well as the cost to convert the model into a salable unit are expensed as incurred. Costs to furnish the model home sites, permanent signage, and construction of sales facilities are capitalized to property and equipment and depreciated over the estimated life of the community based on the number of lots in the community which typically range from 1 to 3 years.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

	Years		
Leasehold improvements, furniture and fixtures, and other	2	-	7
Buildings and improvements	20	-	40
Machinery and equipment	5	-	25
Model furnishings	1	-	3
Computer hardware and software	1	-	3

Mortgage Loans Held for Sale and Financial Services Revenue Recognition

Mortgage loans held for sale and mortgage servicing rights are carried at fair value, with gains and losses from the changes in fair value reflected in financial services revenue on the consolidated statements of operations. Management believes carrying mortgage loans held for sale at fair value improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them. Net gains and losses from the sale of mortgage loans held for sale, which are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale, are also included in financial services revenue on the consolidated statements of operations. Financial services revenue also includes fees earned from originating mortgage loans which are recognized at the time the mortgage loans are funded, which include origination fees and discount points to reduce interest rates based on commitment agreements entered into between our homebuilding segments and Financial Services.

Derivative instruments used to economically hedge our market and interest rate risk are carried at fair value. Derivative instruments typically include interest rate lock commitments and forward commitments on mortgage-backed securities. Changes in fair value of these derivatives as well as any gains or losses upon settlement are reflected in financial services revenue on the consolidated statements of operations.

Stock-Based Compensation

We account for stock-based awards in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires us to estimate the grant date fair value of stock-based compensation awards and to recognize the fair value as compensation costs over the requisite service period, which is generally three years, for all awards that vest. We estimate an annual forfeiture rate at the time of grant based on historical experience, and revise the rate in subsequent periods, if necessary, based on actual forfeiture data. The fair value of our restricted stock units and awards in the form of unrestricted shares of common stock is equal to the closing price of our common stock on the New York Stock Exchange on the date of grant. Stock-based compensation expense associated with outstanding performance share units is measured using the grant date fair value and is based on the estimated achievement of the established performance criteria at the end of each reporting period until the performance period ends, recognized on a straight-line basis over the performance period. Stock-based compensation expense is only recognized for performance share units that we expect to vest, which we estimate based upon an assessment of the probability that the performance criteria will be achieved. The performance share units granted during the fiscal years ended December 31, 2023, 2022, and 2021 have three-year performance-based metrics measured over performance periods ending on December 31 for each three-year period.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company records a corresponding valuation allowance against the deferred tax asset. As of December 31, 2023 and 2022, we had no valuation allowance recorded against our deferred tax assets.

In addition, when it is more likely than not that a tax position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is more likely than not of being realized after settlement with a tax authority. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes on the consolidated statements of operations. As of December 31, 2023 and 2022 we had no reserves for uncertain tax positions.

Goodwill

We evaluate goodwill for possible impairment in accordance with ASC 350, *Intangibles–Goodwill and Other,* on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We use a two step process to assess whether or not goodwill can be realized. The first step is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required.

If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, we will proceed to the second step where we calculate the fair value of a reporting unit based on discounted future cash flows. If this step indicates that the carrying value of a reporting unit is in excess of its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of December 31, 2023 and 2022, we determined our goodwill was not impaired.

Business Combinations

We account for business combinations in accordance with ASC 805, *Business Combinations*, if the acquired assets assumed and liabilities incurred constitute a business. We consider acquired companies to constitute a business if the acquired net assets and processes have the ability to create outputs in the form of revenue. For acquired companies constituting a business, we recognize the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognize any excess of total consideration paid over the fair value of the identifiable net assets as goodwill.

Variable Interest Entities ("VIEs")

We review land option contracts where we have a non-refundable deposit to determine whether the corresponding land seller is a VIE and, if so, whether we are the primary beneficiary. Although we do not have legal title to the underlying land, we are required to consolidate a VIE if we are the primary beneficiary.

In determining whether we are the primary beneficiary, we consider, among other things, whether we have the power to direct the activities that most significantly impact the economic performance of the VIE. In making this determination, we consider whether we have the power to direct certain activities, including, but not limited to, determining or limiting the scope or purpose of the VIE, the ability to sell or transfer property owned or controlled by the VIE, or arranging financing for the VIE.

As a result of our analysis, we determined that as of December 31, 2023 and 2022, we were not the primary beneficiary of any VIE from which we have acquired rights to land under the land option contract. As of December 31, 2023 and 2022, we had non-refundable cash deposits totaling $18.3 million and $25.8 million, respectively, classified in prepaid expenses and other assets in our consolidated balance sheets for land option contracts. The non-refundable deposit is our maximum exposure to loss for the transactions as of December 31, 2023 and 2022, respectively.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and totaled $14.9 million, $9.5 million and $7.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. Advertising and marketing costs are included in selling, general and administrative on the consolidated statements of operations.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740)*: Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires more disaggregated income tax disclosures, including additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 will become effective for us for the fiscal year ending December 31, 2025. Early adoption is permitted, and guidance should be applied prospectively, with an option to apply guidance retrospectively. We are currently evaluating the impact of the adoption of ASU 2023-09 on our consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, "*Segment Reporting (Topic 280)*: Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The guidance also expands disclosure requirements for interim periods, as well as requires disclosure of other segment items, including the title and position of the entity's CODM. ASU 2023-07 will become effective for us for the fiscal year ending December 31, 2024, and for interim periods starting in our first quarter of 2025. Early adoption is permitted, and guidance is required to be applied retrospectively. We are currently evaluating the impact of the adoption of ASU 2023-07 on our consolidated financial statements and related disclosures.

Subsequent Event

On January 22, 2024, we closed on the acquisition of substantially all the assets of Landmark Homes of Tennessee, Inc. ("Landmark"), a homebuilder with operations, including six active communities, in Nashville, Tennessee.

2.   Reporting Segments

Our homebuilding operations are engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in 18 states. We build and sell homes under our Century Communities and Century Complete brands. Our Century Communities brand is managed by geographic location, and each of our four geographic regions offers a wide range of buyer profiles including: entry-level, first and second time move-up, and lifestyle homebuyers, and provides our homebuyers with the ability to personalize their homes through certain option and upgrade selections. Each of our four geographic regions is considered a separate operating segment. Our Century Complete brand targets entry-level homebuyers, primarily sells homes through retail studios and the internet, and generally provides no option or upgrade selections. Our Century Complete brand currently has operations in 11 states and is managed separately from our four geographic regions. Accordingly, it is considered a separate operating segment.

The management of our four Century Communities geographic regions and Century Complete reports to our chief operating decision makers (which we refer to as "CODMs"), the Co-Chief Executive Officers of our Company. The CODMs review the results of our operations, including total revenue and income before income tax expense to determine profitability and to allocate resources. Accordingly, we have presented our homebuilding operations as the following five reportable segments as of December 31, 2023:

- West (California and Washington)
- Mountain (Arizona, Colorado, Nevada and Utah)
- Texas
- Southeast (Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee)
- Century Complete (Alabama, Arizona, Florida, Georgia, Indiana, Kentucky, Louisiana, Michigan, North Carolina, Ohio, South Carolina)

Commencing in the first quarter of 2023, our Century Complete operations in Texas were realigned and are now managed under our Texas segment. Accordingly, we have presented segment information under this new basis as of and for the year ended December 31, 2023, and we have restated the corresponding segment information for those segments as of December 31, 2022 and for the years ended December 31, 2022 and 2021.

We have identified our Financial Services operations, which provide mortgage, title, and insurance services to our homebuyers, as a sixth reportable segment. Our Corporate operations are a non-operating segment, as it serves to support our homebuilding, and to a lesser extent our Financial Services operations, through functions, such as our executive, finance, treasury, human resources, accounting and legal departments.

Additionally, our wholly owned subsidiary, Century Living, LLC, is engaged in the development, construction and management of multi-family rental properties, currently all located in Colorado. Century Living, LLC is included in our Corporate segment.

The following table summarizes total revenue and income before income tax expense by segment (in thousands):

| | | Year Ended December 31, | | | | |
		2023		2022		2021
Revenue:						
West	$	667,269	$	1,075,507	$	1,022,523
Mountain		967,240		1,147,826		1,151,911
Texas		461,414		531,188		519,428
Southeast		595,474		726,100		663,728
Century Complete		920,565		929,862		734,986
Financial Services		80,223		95,433		123,738
Corporate		—		—		—
Total revenue	$	3,692,185	$	4,505,916	$	4,216,314
Income (loss) before income tax expense:						
West	$	89,503	$	218,546	$	213,301
Mountain		113,958		192,525		212,335
Texas		43,791		74,796		75,273
Southeast		107,003		139,038		92,420
Century Complete		99,043		113,544		102,505
Financial Services		31,563		41,158		51,160
Corporate		(134,031)		(102,707)		(105,872)
Total income before income tax expense	$	350,830	$	676,900	$	641,122

The following table summarizes total assets by segment (in thousands):

		December 31, 2023		December 31, 2022
West	$	786,489	$	665,827
Mountain		1,051,052		1,122,892
Texas		577,129		508,862
Southeast		503,249		415,887
Century Complete		386,444		376,131
Financial Services		450,208		372,284
Corporate		384,791		311,884
Total assets	$	4,139,362	$	3,773,767

Corporate assets include certain cash and cash equivalents, costs associated with development of multi-family rental properties, certain property and equipment, deferred tax assets, income tax receivables, and prepaid insurance.

3. Inventory

Inventory included the following (in thousands):

	December 31, 2023	December 31, 2022
Homes under construction	$ 1,334,584	$ 1,213,919
Land and land development	1,609,459	1,554,951
Capitalized interest	72,598	61,775
Total inventories	$ 3,016,641	$ 2,830,645

4. Financial Services

Our Financial Services are principally comprised of our mortgage lending operations, Inspire. Inspire is a full-service mortgage lender and primarily originates mortgage loans for our homebuyers. Inspire sells substantially all of the loans it originates either as loans with servicing rights released, or with servicing rights retained, in the secondary mortgage market within a short period of time after origination, generally within 30 days. Inspire primarily finances these loans using its mortgage repurchase facilities. As of December 31, 2023 and 2022, Inspire had mortgage loans held for sale with an aggregate fair value of $251.9 million and $203.6 million, respectively, and an aggregate outstanding principal balance of $247.7 million and $202.0 million, respectively. Net loss on the sale of mortgage loans was $13.7 million for the year ended December 31, 2023, and net gains on the sale of mortgage loans were $7.7 million and $87.3 million for the years ended December 31, 2022 and 2021, respectively, and are included in financial services revenue on the consolidated statements of operations. Gain from the change in fair value for mortgage loans held for sale was $2.6 million for the year ended December 31, 2023, and losses from the change in fair value for mortgage loans held for sale were $9.5 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively, and are included in financial services revenue on the consolidated statements of operations.

Mortgage loans in process for which interest rates were locked by borrowers, or interest rate lock commitments, totaled approximately $49.6 million and $68.1 million at December 31, 2023 and 2022, respectively, and carried a weighted average interest rate of approximately 5.8% and 6.1%, respectively. Interest rate risks related to these obligations are typically mitigated by the preselling of loans to investors or through our interest rate hedging program. Refer to Note 13 – Fair Value Disclosures for further information regarding our derivative instruments.

5. Property and Equipment

Property and equipment included the following (in thousands):

	December 31, 2023	December 31, 2022
Leasehold improvements, furniture and fixtures, and other	11,373	9,015
Buildings, improvements, and land	11,943	—
Machinery and equipment	33,511	10,867
Model furnishings	23,057	15,069
Computer hardware and software	14,756	12,745
Property and equipment, gross	94,640	47,696
Less accumulated depreciation	(25,565)	(16,008)
Property and equipment, net	$ 69,075	$ 31,688

6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets included the following (in thousands):

	December 31, 2023		December 31, 2022
Prepaid insurance	$	37,624	$ 31,716
Lot option and escrow deposits		51,369	48,354
Performance deposits		10,170	12,626
Restricted cash [1]		15,853	11,768
Multi-family rental properties under construction		136,300	56,615
Mortgage loans held for investment at fair value		21,041	18,875
Mortgage loans held for investment at amortized cost		6,826	6,574
Mortgage servicing rights		30,932	24,164
Derivative assets		1,618	1,958
Other assets and prepaid expenses		38,460	37,885
Total prepaid expenses and other assets	$	350,193	$ 250,535

(1) Restricted cash primarily consists of certain compensating balances associated with our mortgage repurchase facilities and other financing obligations and earnest money deposits for home sale contracts held by third parties as required by various jurisdictions.

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities included the following (in thousands):

	December 31, 2023		December 31, 2022
Earnest money deposits	$	7,933	$ 17,903
Warranty reserve		11,524	13,136
Self-insurance reserve		23,659	16,998
Accrued compensation costs		80,133	80,415
Land development and home construction accruals		120,224	128,483
Accrued interest		10,404	10,670
Derivative liabilities		5,291	1,526
Other accrued liabilities		44,224	30,457
Total accrued expenses and other liabilities	$	303,392	$ 299,588

8. Warranties

Estimated future direct warranty costs are accrued and charged to cost of home sales revenues in the period when the related home sales revenues are recognized. Amounts accrued, which are included in accrued expenses and other liabilities on the consolidated balance sheets, are based upon historical experience rates. We subsequently assess the adequacy of our warranty accrual on a quarterly basis through a model that incorporates historical payment trends and adjust the amounts recorded if necessary. Based on warranty payment trends relative to our estimates at the time of home closing, we reduced our warranty reserve by $3.4 million and $2.1 million during the years ended December 31, 2023 and 2022, respectively, which is included as a reduction to cost of home sales revenues on our consolidated statements of operations.

Changes in our warranty accrual for the years ended December 31, 2023 and 2022 are detailed in the table below (in thousands):

| | Year Ended December 31, | | | |
	2023		2022	
Beginning balance	$	13,136	$	13,343
Warranty expense provisions		9,373		9,751
Payments		(7,590)		(7,843)
Warranty adjustment		(3,395)		(2,115)
Ending balance	$	11,524	$	13,136

9. Self-Insurance Reserve

We maintain general liability insurance coverage, including coverage for certain construction defects after homes have closed and premise operations during construction. These insurance policies protect us against a portion of the risk of loss from claims, subject to certain self-insured per occurrence and aggregate retentions, deductibles, and available policy limits. In circumstances where we have elected to retain a higher portion of the overall risk for construction defect claims in return for a lower initial premium, we reserve for the estimated self-insured retention costs that we will incur that are above our coverage limits or that are not covered by our insurance policies. The reserve is recorded on an undiscounted basis at the time revenue is recognized for each home closing. Amounts accrued, which are included in accrued expenses and other liabilities on the consolidated balance sheets, are based on third party actuarial analyses that are primarily based upon industry data and partially on our historical claims, which include estimates of claims incurred but not yet reported. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. Our self-insurance liability is presented on a gross basis without consideration of insurance recoveries and amounts we have paid on behalf of and expect to recover from other parties, if any. Estimates of insurance recoveries and amounts we have paid on behalf of and expect to recover from other parties, if any, are recorded as receivables when such recoveries are considered probable. Based on our third-party actuarial analyses, we reduced our self-insurance reserve by $3.4 million during the year ended December 31, 2023, and we increased our self-insurance reserve by $0.9 million during the year ended December 31, 2022. These adjustments are included in cost of home sales revenues on our consolidated statements of operations.

Changes in our self-insurance reserve for incurred but not reported construction defect claims for the years ended December 31, 2023, and 2022 are detailed in the table below (in thousands):

| | Year Ended December 31, | | | |
	2023		2022	
Beginning balance	$	16,998	$	5,103
Self-insurance expense provisions		10,260		11,051
Payments		(153)		(7)
Self-insurance adjustment		(3,446)		851
Ending balance	$	23,659	$	16,998

10. Debt

Our outstanding debt obligations included the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
3.875% senior notes, due August 2029[1]	$ 495,656	$ 494,884
6.750% senior notes, due June 2027[1]	497,210	496,394
Other financing obligations[2]	69,605	28,134
Notes payable	1,062,471	1,019,412
Revolving line of credit	—	—
Mortgage repurchase facilities	239,298	197,626
Total debt	$ 1,301,769	$ 1,217,038

(1) The carrying value of senior notes reflects the impact of premiums, discounts, and issuance costs that are amortized to interest cost over the respective terms of the senior notes.

(2) As of December 31, 2023, other financing obligations included $24.7 million related to insurance premium notes and certain secured borrowings, as well as $44.9 million outstanding under construction loan agreements. As of December 31, 2022, other financing obligations included $20.7 million related to insurance premium notes and certain secured borrowings, as well as $7.4 million outstanding under construction loan agreements.

3.875% Senior Notes Due 2029

In August 2021, we completed a private offering of $500.0 million aggregate principal amount of our 3.875% Senior Notes due 2029 (which we refer to as the "2029 Notes") in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (which we refer to as the "Securities Act"). The 2029 Notes were issued under an Indenture, dated as of August 23, 2021, among the Company, our subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee (which we refer to as the "August 2021 Indenture," as it may be supplemented or amended from time to time). The 2029 Notes were issued at 100% of their principal amount and we received proceeds of $493.8 million, net of $6.2 million in issuance costs. The August 2021 Indenture contains certain restrictive covenants on issuing future secured debt and other transactions. The aggregate principal balance of the 2029 Notes is due August 2029, with interest only payments due semi-annually in February and August of each year, beginning on February 15, 2022.

As of December 31, 2023, the aggregate obligation, inclusive of unamortized financing costs on the 2029 Notes, was $495.7 million.

6.750% Senior Notes Due 2027

In May 2019, we completed a private offering of $500.0 million aggregate principal amount of the Company's Initial 6.750% Senior Notes due 2027 (which we refer to as the "Initial Notes due 2027") in reliance on Rule 144A and Regulation S under the Securities Act of 1933. The Initial Notes due 2027 were issued under the Indenture, dated as of May 23, 2019, among the Company, our subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee (which we refer to as the "May 2019 Indenture," as it may be supplemented or amended from time to time). The Initial Notes due 2027 were issued at 100% of their principal amount and we received net proceeds of $493.9 million. In connection with this issuance, we deferred $6.1 million of issuance costs, which is presented in the notes payable line item of the consolidated balance sheet. In February 2020, we completed an offer to exchange approximately $500.0 million in aggregate principal amount of our Initial Notes due 2027, which are registered under the Securities Act (which we refer to as the "Exchange Notes due 2027"), for an equivalent amount of the Initial Notes due 2027 that were tendered and accepted for exchange. The terms of the Exchange Notes due 2027 are identical in all material respects to the Initial Notes due 2027, except that the Exchange Notes due 2027 are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions that are applicable to the Initial Notes due 2027 do not apply to the Exchange Notes due 2027.

The Initial Notes due 2027 and Exchange Notes due 2027 (which we refer to collectively, as the "Existing Notes due 2027") will be treated as a single series of notes under the May 2019 Indenture, and will vote as a single class of notes for all matters submitted to a vote of holders under the May 2019 Indenture. The Existing Notes due 2027 are unsecured senior obligations which are guaranteed on an unsecured senior basis by certain of our current and future subsidiaries. The May 2019 Indenture governing the Existing Notes due 2027 contains certain restrictive covenants on issuing future secured debt and other transactions. The aggregate principal balance of the Existing Notes due 2027 is due June 2027, with interest only payments due semi-annually in June and December of each year, which began on December 1, 2019.

As of December 31, 2023, the aggregate obligation, inclusive of unamortized financing costs on the Existing Notes due 2027, was $497.2 million.

Other Financing Obligations

As of December 31, 2023, other financing obligations included amounts related to insurance premium notes and certain secured borrowings, as well as outstanding borrowings under construction loan agreements.

Insurance premium notes and certain secured borrowings

As of December 31, 2023, we had $14.4 million of outstanding land development notes and $10.3 million of outstanding insurance premium notes, compared to $14.4 million of outstanding land development notes and $6.3 million outstanding insurance premium notes as of December 31, 2022.

Construction Loan Agreements

Certain wholly owned subsidiaries of Century Living, LLC are parties to construction loan agreements entered into during 2022 and the first quarter of 2023 with various banks, (which we collectively refer to as "the lenders"). The three construction loan agreements collectively provide that we may borrow up to an aggregate of $187.6 million from the lenders for purposes of construction of multi-family projects in Colorado, with advances made by the lenders upon the satisfaction of certain conditions. Borrowings under the construction loan agreements bear interest at various rates, including a fixed rate, and floating interest rates per annum equal to the Secured Overnight Financing Rate (which we refer to as "SOFR") and the Bloomberg Short-term Bank Yield Index, plus an applicable margin. The outstanding principal balances and all accrued and unpaid interest is due on varying maturity dates through March 17, 2028, with certain of the construction loan agreements allowing for the option to extend the maturity dates for a period of 12 months if certain conditions are satisfied. The construction loan agreements contain customary affirmative and negative covenants (including covenants related to construction completion, and limitations on the use of loan proceeds, transfers of land, equipment, and improvements), as well as customary events of default. Interest on our construction loan agreements is capitalized to the multi-family properties assets included in prepaid expenses and other assets on the consolidated balance sheets while the related multi-family rental properties are being actively developed.

As of December 31, 2023 and 2022, $44.9 million and $7.4 million were outstanding under the construction loan agreements, respectively, with borrowings that bore a weighted average interest rate of 7.4% and 5.6% during the year ended December 31, 2023 and 2022, respectively, and we were in compliance with all covenants thereunder.

Revolving Line of Credit

In 2021, we entered into a Second Amended and Restated Credit Agreement (which we refer to as the "Second A&R Credit Agreement") with Texas Capital Bank, National Association, as Administrative Agent and L/C Issuer, and the lenders party thereto. The Second A&R Credit Agreement, which amended and restated our prior Amended and Restated Credit Agreement, provides us with a senior unsecured revolving line of credit (which we refer to as the "revolving line of credit") of up to $800.0 million, and unless terminated earlier, will mature on April 30, 2026. The revolving line of credit includes a $250.0 million sublimit for standby letters of credit. Under the terms of the Second A&R Credit Agreement, we are entitled to request an increase in the size of the revolving line of credit by an amount not exceeding $200.0 million. Our obligations under the Second A&R Credit Agreement are guaranteed by certain of our subsidiaries. The Second A&R Credit Agreement contains customary affirmative and negative covenants (including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions), as well as customary events of default. On December 21, 2022, we entered into a First Modification Agreement with Texas Capital Bank (formerly known as Texas Capital Bank, National Association), as Administrative Agent, amending the Second A&R Credit Agreement pursuant to which, effective January 3, 2023, all existing borrowings using an interest rate based on a LIBOR reference rate had the interest rate replaced with one based on an adjusted term SOFR reference rate, which equals the greater of (i) 0.50% or (ii) the one-month quotation of the secured overnight financing rate administered by the Federal Reserve Bank of New York, plus 0.10%.

As of December 31, 2023 and 2022, no amounts were outstanding under the revolving line of credit facility and were in compliance with all covenants under the Second A&R Agreement.

Mortgage Repurchase Facilities – Financial Services

Inspire is party to mortgage warehouse facilities with J.P. Morgan and Texas Capital Bank, which provide Inspire with uncommitted repurchase facilities of up to an aggregate of $375.0 million as of December 31, 2023, secured by the mortgage loans financed thereunder. The repurchase facilities have varying short term maturity dates through December 18, 2024. Borrowings under the mortgage repurchase facilities bear interest at variable interest rates per annum equal to SOFR plus an applicable margin, and, along with previous repurchase facility agreements that were terminated during 2023, bore a weighted average interest rate of 6.9% during the year ended December 31, 2023.

Amounts outstanding under the repurchase facilities are not guaranteed by us or any of our subsidiaries and the agreements contain various affirmative and negative covenants applicable to Inspire that are customary for arrangements of this type. As of December 31, 2023 and 2022, we had $239.3 million and $197.6 million outstanding under the repurchase facilities, respectively, and were in compliance with all covenants thereunder.

Debt Maturities

Aggregate annual maturities of debt as of December 31, 2023 are as follows (in thousands):

2024	$	264,008
2025		—
2026		44,895
2027		500,000
2028		—
Thereafter		500,000
Total		1,308,903
Less: Discount and deferred financing costs, net on senior notes		(7,134)
Carrying amount	$	1,301,769

During the years ended December 31, 2023, 2022, and 2021, we paid approximately $58.1 million, $61.1 million, and $59.2 million, respectively, in interest expense payments.

11. Interest on Senior Notes and Revolving Line of Credit

Interest on our senior notes and revolving line of credit, if applicable, is capitalized to inventories while the related communities are being actively developed and until homes are completed. As our qualifying assets exceeded our outstanding debt during the years ended December 31, 2023, 2022, and 2021, we capitalized all interest costs incurred on these facilities during these periods.

Our interest costs are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Interest capitalized beginning of period	$ 61,775	$ 53,379	$ 60,838
Interest capitalized during period	56,750	63,065	59,387
Less: capitalized interest in cost of sales	(45,927)	(54,669)	(66,846)
Interest capitalized end of period	$ 72,598	$ 61,775	$ 53,379

12. Income Taxes

Our income tax expense for the years ended December 31, 2023, 2022 and 2021 comprises the following current and deferred amounts (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current			
Federal	$ 73,003	$ 119,255	$ 120,448
State and local	14,745	32,136	30,871
Total current	87,748	151,391	151,319
Deferred			
Federal	3,020	361	(7,151)
State and local	838	22	(1,550)
Total deferred	3,858	383	(8,701)
Income tax expense	$ 91,606	$ 151,774	$ 142,618

Total income tax expense differed from the amounts computed by applying the federal statutory income tax rate of 21% for the years ended December 31, 2023, 2022, and 2021, to income before income taxes as a result of the following items (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Federal statutory income tax expense	$ 73,652	$ 142,149	$ 134,636
State income tax expense, net of federal income tax expense benefit	12,966	26,284	24,123
Executive compensation	9,507	5,889	3,520
Excess tax benefits upon vesting of share based payment awards	(311)	(675)	(764)
Federal energy credits	(2,596)	(18,324)	(16,451)
State tax credits	(185)	(635)	(1,220)
Other	(1,427)	(2,914)	(1,226)
Income tax expense	$ 91,606	$ 151,774	$ 142,618

Income tax expense for the years ended December 31, 2023, 2022, and 2021 was impacted by benefits of $2.6 million, $18.3 million, and $16.5 million, respectively, associated with the Energy Efficient Home Credit under Internal Revenue Code Section 45L (which we refer to as "Federal Energy Credits"). During prior year period, the Federal Energy Credits provided eligible contractors a federal income tax credit of $2,000 for each home delivered that met the energy saving and certification requirements under the statute for homes delivered through December 31, 2022. The Inflation Reduction Act of 2022 modified the Federal Energy Credits beginning January 1, 2023 requiring a more rigorous certification process and provides a $2,500 or $5,000 tiered credit for new single-family homes meeting designated "Energy Star" or "Zero Energy" program requirements, respectively.

Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences. Temporary differences arise when revenues and expenses for financial reporting are recognized for tax purposes in a different period. ASC 740 requires that a valuation allowance be recorded against deferred tax assets unless it is more likely than not that the deferred tax assets will be utilized. As a result of this analysis, the Company has not recorded a valuation allowance against its deferred tax assets. The Company will continue to evaluate the need to record valuation allowances against deferred tax assets and will make adjustments in accordance with the accounting standard.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2023 and 2022 (in thousands):

	As of December 31,			
	2023		2022	
Deferred tax assets				
Warranty reserves	$	2,775	$	3,221
Stock-based compensation		1,682		1,320
Accrued compensation and other		12,812		13,614
Inventories, additional costs capitalized for tax		18,896		13,301
Lease liabilities		4,130		3,587
Other		6,518		4,443
Deferred tax asset		46,813		39,486
Deferred tax liabilities				
Prepaid expenses		(284)		(362)
Property and equipment		(13,061)		(7,791)
Mortgage servicing rights		(7,449)		(5,925)
Right of use assets		(3,909)		(3,302)
Other		(5,112)		(1,250)
Deferred tax liability		(29,815)		(18,630)
Net deferred tax asset	$	16,998	$	20,856

The uncertainty provisions of ASC 740 also require the Company to recognize the impact of a tax position in its consolidated financial statements only if the technical merits of that position indicate that the position is more likely than not of being sustained upon audit. During the years ended December 31, 2023 and 2022, the Company did not record a reserve for uncertain tax positions. We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to U.S. federal income tax and various state income tax examinations for calendar tax years ending 2018 through 2023. An audit by the Internal Revenue Service of a federal refund claim related to the retroactive extension of energy efficient homes tax credits for tax year 2018 and additional energy efficient tax credits for tax year 2019 and 2020 was completed during 2023 with no adjustments. The Company is under audit by various taxing authorities; however, the Company is not aware of any significant findings by the state taxing authorities.

13. Fair Value Disclosures

Fair value measurements are used for the Company's mortgage loans held for sale, mortgage loans held for investment, mortgage servicing rights, interest rate lock commitments and other derivative instruments on a recurring basis. We also utilize fair value measurements on a non-recurring basis for inventories, and intangible assets when events and circumstances indicate that the carrying value is not recoverable. The fair value hierarchy and its application to the Company's assets and liabilities is as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date.

- *Mortgage loans held for sale* – Fair value is based on quoted market prices for committed and uncommitted mortgage loans.

- *Derivative assets and liabilities* – Derivative assets are associated with interest rate lock commitments and investor commitments on loans and may also be associated with forward mortgage-backed securities contracts. Derivative liabilities are associated with forward mortgage-backed securities contracts. Fair value is based on market prices for similar instruments.

Level 3 – Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date.

- *Mortgage servicing rights* – The fair value of the mortgage servicing rights is calculated using third-party valuations. The key assumptions, which are generally unobservable inputs, used in the valuation of the mortgage servicing rights include mortgage prepayment rates, discount rates and cost to service.

- *Mortgage loans held for investment at fair value* – The fair value of mortgage loans held for investment at fair value is calculated based on Level 3 analysis which incorporates information including the value of underlying collateral, from markets where there is little observable trading activity.

The following outlines the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022, respectively (in thousands):

	Balance Sheet Classification	Hierarchy	December 31, 2023	December 31, 2022
Mortgage loans held for sale	Mortgage loans held for sale	Level 2	$ 251,852	$ 203,558
Mortgage loans held for investment at fair value [1]	Prepaid expenses and other assets	Level 3	$ 21,041	$ 18,875
Derivative assets	Prepaid expenses and other assets	Level 2	$ 1,618	$ 1,958
Mortgage servicing rights [2]	Prepaid expenses and other assets	Level 3	$ 30,932	$ 24,164
Derivative liabilities	Accrued expenses and other liabilities	Level 2	$ 5,291	$ 1,526

(1) The unobservable inputs used in the valuation of the mortgage loans held for investment at fair value include the value of underlying collateral, from markets where there is little observable trading activity.

(2) The unobservable inputs used in the valuation of the mortgage servicing rights include mortgage prepayment rates, discount rates and cost to service, which were 8.6%, 10.3%, and $0.072 per year per loan, respectively as of December 31, 2023 and 7.6%, 9.0%, and $0.072 per year per loan, respectively, as of December 31, 2022. The high and low end of the range of unobservable inputs used in the valuation did not result in a significant change to the fair value measurement.

The following table represents the reconciliation of the beginning and ending balance for the Level 3 recurring fair value measurements, with gains and losses from the changes in fair value reflected in financial services revenue on the consolidated statements of operations (in thousands):

Mortgage servicing rights	Year Ended December 31,	
	2023	2022
Beginning of period	$ 24,164	$ 13,701
Originations	7,755	7,552
Settlements	(1,417)	(851)
Changes in fair value	430	3,762
End of period	$ 30,932	$ 24,164

Mortgage loans held-for-investment at fair value	Year Ended December 31,	
	2023	2022
Beginning of period	$ 18,875	$ 10,631
Transfers from loans held for sale	4,666	9,757
Settlements	(1,368)	(1,121)
Reduction in unpaid principal balance	(881)	(295)
Changes in fair value	(251)	(97)
End of period	$ 21,041	$ 18,875

For the financial assets and liabilities that the Company does not reflect at fair value, the following present both their respective carrying value and fair value at December 31, 2023 and 2022:

	Hierarchy	December 31, 2023		December 31, 2022	
		Carrying	Fair Value	Carrying	Fair Value
Cash and cash equivalents	Level 1	$ 226,150	$ 226,150	$ 296,724	$ 296,724
3.875% senior notes [1][2]	Level 2	$ 495,656	$ 436,875	$ 494,884	$ 395,000
6.750% senior notes [1][2]	Level 2	$ 497,210	$ 500,000	$ 496,394	$ 477,500
Revolving line of credit[3]	Level 2	$ —	$ —	$ —	$ —
Other financing obligations[3][4]	Level 3	$ 69,605	$ 69,605	$ 28,134	$ 28,134
Mortgage repurchase facilities[3]	Level 2	$ 239,298	$ 239,298	$ 197,626	$ 197,626

(1) Estimated fair value of the senior notes is based on recent trading activity in inactive markets.

(2) Carrying amounts include any associated unamortized deferred financing costs, premiums and discounts. As of December 31, 2023, these amounts totaled $4.3 million and $2.8 million for the 3.875% senior notes and 6.750% senior notes, respectively. As of December 31, 2022, these amounts totaled $5.1 million and $3.6 million for the 3.875% senior notes and 6.750% senior notes, respectively.

(3) Carrying amount approximates fair value due to short-term nature and interest rate terms.

(4) Other financing obligations included $24.7 million related to insurance premium notes and certain secured borrowings that generally bore interest rates ranging from 4.84% to 7.70%, and $44.9 million related to outstanding borrowings on construction loan agreements that bore a weighted average interest rate of 7.4% during the period ended December 31, 2023. Other financing obligations included $20.7 million related to insurance premium notes and certain secured borrowings that generally bore interest rates ranging from 2.40% to 5.84%, and $7.4 million related to outstanding borrowings on the construction loan agreements that bore a weighted average interest rate of 5.6% during the period ended December 31, 2022.

Non-financial assets and liabilities include items such as inventory and property and equipment that are measured at fair value when acquired and as a result of impairments, if deemed necessary. During the year ended December 31, 2023, we determined that inventory with a carrying value before impairment of $12.2 million within 5 communities across our Century Complete and Texas segments was not recoverable. Accordingly, we recognized impairment charges of an aggregate $1.9 million in order to record the communities at fair value. During the year ended December 31, 2022, we recorded impairment charges of $10.1 million for 22 communities and during the year ended December 31, 2021, we recorded nominal impairment charges for one community. The estimated fair value of the communities was determined through a discounted cash flow approach utilizing Level 3 inputs. When estimating future discounted cash flows, we have utilized a discount rate of approximately 12% in our valuations during the years ended December 31, 2023, 2022, and 2021, respectively. Changes in our cash flow projections in future periods related to these communities may change our conclusions on the recoverability of inventory in the future.

14.   Post-Retirement Plan

The Company has 401(k) plans available to substantially all employees. The Company generally makes matching contributions of 50% of employees' salary deferral amounts on the first 6% of employees' compensation. Contributions to the plans during the years ended December 31, 2023, 2022 and 2021 were $3.0 million, $3.3 million and $3.2 million, respectively.

15.   Stock-Based Compensation

During the years ended December 31, 2023, 2022 and 2021, we granted performance share units (which we refer to as "PSUs") covering up to 0.5 million, 0.5 million, and 0.2 million shares of common stock, respectively in each year, assuming maximum level of performance, with grant date fair values of $60.05, $55.93, and $58.28 per share, respectively, that are subject to both service and performance vesting conditions. The quantity of shares that will ultimately vest and be issued for the PSUs ranges from 0% to up to 250% of a targeted number of shares dependent upon the participant and will be determined based on an achievement of a three year adjusted pre-tax income performance goal. During the years ended December 31, 2023, 2022, and 2021 we issued 0.3 million, 0.3 million, and 0.3 million shares of common stock, respectively, upon the vesting and settlement of PSU that were granted in previous periods. Approximately 1.1 million shares will vest from 2024 to 2026 if the defined maximum performance targets are met, and no shares will vest if the defined minimum performance targets are not met.

During the years ended December 31, 2023, 2022 and 2021, we granted restricted stock units (which we refer to as "RSUs") covering 0.2 million, 0.2 million and 0.2 million shares of common stock, respectively, with grant date fair values of $62.76, $62.90 and $53.21 per share, respectively, that primarily vest over a three year period. During the years ended December 31, 2023, 2022, and 2021, we granted 12.0 thousand, 11.0 thousand and 7.0 thousand shares of common stock, respectively, on an unrestricted basis (which we refer to as "stock awards") with grant date fair values of $65.30, $54.46 and $78.30, respectively, to our non-employee directors.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized stock-based compensation expense of $36.8 million, $20.0 million and $14.4 million, respectively, which is generally included in selling, general and administrative on the consolidated statements of operations. Stock-based compensation expense for PSUs is initially estimated based on target performance achievement and adjusted as appropriate throughout the performance period. Accordingly, future compensation cost associated with outstanding PSUs may increase or decrease based on the probability and extent of achievement with respect to the applicable performance measures. During the year ended December 31, 2023, in accordance with ASC 718, Compensation—Stock Compensation, we updated our recognition of stock-based compensation expense associated with previously granted PSU awards to reflect probable financial results as they relate to the performance goals of the awards. Accordingly, our estimate of the number of shares which will ultimately vest under our PSU awards increased by a total of 0.5 million shares during the year ended December 31, 2023, of which 0.3 million shares were attributed to PSUs granted in previous periods. We recorded a cumulative catch-up adjustment to increase stock-based compensation expense of $14.5 million ($10.7 million net of tax), or $0.33 per share (basic and diluted), during the year ended December 31, 2023.

The following table summarizes the activity of our PSUs, assuming current estimated level of performance achievement, RSUs, and stock awards for the years ended December 31, 2023, 2022 and 2021 (shares in thousands):

| | **Year Ended December 31,** | | | | | | | | |
| | **2023** | | | **2022** | | | **2021** | | |
	Shares		Weighted average per share grant date fair value	Shares		Weighted average per share grant date fair value	Shares		Weighted average per share grant date fair value
Outstanding, beginning of year	977	$	50.78	1,104	$	31.48	1,462	$	26.76
Granted	707		61.09	428		59.41	347		55.60
Vested	(450)		36.27	(518)		27.17	(675)		29.31
Forfeited	(59)		60.86	(37)		57.79	(30)		37.68
Adjustment for PSU awards granted in previous periods	282		55.93	-		-	-		-
Outstanding, end of year	1,457	$	59.27	977	$	50.78	1,104	$	31.48

A summary of our outstanding PSUs, assuming current estimated level of performance achievement, and RSUs are as follows (in thousands, except years):

	December 31, 2023	
Unvested units		1,457
Unrecognized compensation cost	$	37,006
Weighted-average years to recognize compensation cost		1.71

16. Stockholders' Equity

The Company's authorized capital stock consists of 100.0 million shares of common stock, par value $0.01 per share, and 50.0 million shares of preferred stock, par value $0.01 per share. As of December 31, 2023, and 2022, there were 31.8 million and 31.8 million shares of common stock issued and outstanding, respectively, and no shares of preferred stock outstanding.

On May 4, 2022, the stockholders approved the adoption of the Century Communities, Inc. 2022 Omnibus Incentive Plan (which we refer to as the "2022 Incentive Plan"), which replaced the Century Communities, Inc. Amended and Restated 2017 Omnibus Incentive Plan (which we refer to as our "2017 Incentive Plan"). Under the 2022 Incentive Plan, 3.1 million shares of common stock are available for issuance to eligible participants, plus 51.2 thousand shares of our common stock that remained available for issuance under the 2017 Incentive Plan and any shares subject to awards outstanding under the 2017 Incentive Plan that are subsequently forfeited, cancelled, expire or otherwise terminate without the issuance of such shares. During the years ended December 31, 2023 and 2022, we issued 0.5 million and 0.5 million shares of common stock, respectively, related to the vesting and settlement of RSUs, PSUs, and stock awards. As of December 31, 2023, approximately 2.5 million shares of common stock remained available for issuance under the 2022 Incentive Plan.

We are party to a Distribution Agreement with J.P. Morgan Securities LLC, BofA Securities, Inc., Wells Fargo Securities, LLC, and Fifth Third Securities, Inc. (which we refer to as the "Distribution Agreement"), as sales agents pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $100.0 million from time to time through any of the sales agents party thereto in "at-the-market" offerings, in accordance with the terms and conditions set forth in the Distribution Agreement. The Distribution Agreement will remain in full force and effect until terminated by either party pursuant to the terms of the agreement or such date that the maximum offering amount has been sold in accordance with the terms of the agreement. We did not sell or issue any shares of our common stock during the years ended December 31, 2023 and 2022, and as of December 31, 2023, all $100.0 million remained available for sale.

We authorized a stock repurchase program in 2018, under which we may repurchase up to 4.5 million shares of our outstanding common stock. During the years ended December 31, 2023 and 2022, an aggregate of 278.2 thousand and 2.3 million shares, respectively, were repurchased for a total purchase price of approximately $19.2 million and $120.6 million, respectively, at a weighted average price of $69.09 and $52.32 per share, respectively. During the year ended December 31, 2021, we did not repurchase any shares of common stock. The maximum number of shares available to be purchased under the stock repurchase program as of December 31, 2023 was 1,230,010 shares.

During the years ended December 31, 2023 and 2022, shares of common stock at a total cost of $10.7 million and $12.7 million, respectively, were netted and surrendered as payment for minimum statutory withholding obligations in connection with the vesting of outstanding stock-based compensation awards. Shares surrendered by the participants in accordance with the applicable award agreements and plan are deemed repurchased and retired by us but are not part of our publicly announced share repurchase programs.

The following table sets forth cash dividends declared by our Board of Directors to holders of record of our common stock during the years ended December 31, 2023 and 2022, respectively (in thousands, except per share information):

| | | | Year Ended December 31, 2023 | |
| | | | Cash Dividends Declared and Paid | |
Declaration Date	Record Date	Paid Date	Per Share	Amount
February 8, 2023	March 1, 2023	March 15, 2023	$ 0.23	$ 7,365
May 17, 2023	May 31, 2023	June 14, 2023	$ 0.23	$ 7,368
August 16, 2023	August 30, 2023	September 13, 2023	$ 0.23	$ 7,341
November 8, 2023	November 29, 2023	December 13, 2023	$ 0.23	$ 7,307

| | | | Year Ended December 31, 2022 | |
| | | | Cash Dividends Declared and Paid | |
Declaration Date	Record Date	Paid Date	Per Share	Amount
February 16, 2022	March 2, 2022	March 16, 2022	$ 0.20	$ 6,657
May 18, 2022	June 1, 2022	June 15, 2022	$ 0.20	$ 6,568
August 17, 2022	August 31, 2022	September 14, 2022	$ 0.20	$ 6,455
November 9, 2022	November 30, 2022	December 14, 2022	$ 0.20	$ 6,354

Under the 2022 Incentive Plan and the previous 2017 Incentive Plan, at the discretion of the Compensation Committee of the Board of Directors, RSUs and PSUs granted under the plan have the right to earn dividend equivalents, which entitles the holders of such RSUs and PSUs to additional RSUs and PSUs equal to the same dividend value per share as holders of common stock. Dividend equivalents are subject to the same vesting and other terms and conditions as the underlying RSUs and PSUs.

17. Earnings Per Share

We use the treasury stock method to calculate earnings per share (which we refer to as "EPS") as our currently issued non-vested RSUs and PSUs do not have participating rights.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 (in thousands, except share and per share information):

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator			
Net income	$ 259,224	$ 525,126	$ 498,504
Denominator			
Weighted average common shares outstanding - basic	31,918,942	32,578,967	33,706,782
Dilutive effect of stock-based compensation awards	290,417	398,968	738,136
Weighted average common shares outstanding - diluted	32,209,359	32,977,935	34,444,918
Earnings per share:			
Basic	$ 8.12	$ 16.12	$ 14.79
Diluted	$ 8.05	$ 15.92	$ 14.47

Stock-based awards are excluded from the calculation of diluted EPS in the event they are subject to unsatisfied performance conditions or are antidilutive. We excluded 0.8 million, 0.5 million, and 0.2 million common stock unit equivalents from diluted earnings per share during the years ended December 31, 2023, 2022 and 2021, respectively, related to the PSUs for which performance conditions remained unsatisfied.

18. Commitments and Contingencies

Letters of Credit and Performance Bonds

In the normal course of business, the Company posts letters of credit and performance and other bonds primarily related to our land development performance obligations, with local municipalities. As of December 31, 2023 and 2022, we had $510.5 million and $574.8 million, respectively, in letters of credit and performance and other bonds issued and outstanding.

Leases

The Company leases office space and equipment under non-cancelable operating leases, which have lease terms that generally range from 1 to 7 years and often include one or more options to renew. Operating lease expense was $8.0 million, $7.9 million, and $7.3 million for the years ended December 31, 2023, 2022, and 2021, respectively, which are presented on the consolidated statements of operations within selling, general, and administrative expense.

Maturities of lease liabilities as of December 31, 2023 were as follows (in thousands):

2024	$	5,402
2025		4,828
2026		3,458
2027		2,190
2028		2,127
Thereafter		329
Total	$	18,334
Less: discount		(1,945)
Total lease liabilities	$	16,389

Legal Proceedings

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business, which consist primarily of construction claims. It is the opinion of management that if the claims have merit, parties other than the Company would be, at least in part, liable for the claims, and eventual outcome of these claims will not have a material adverse effect upon our consolidated financial condition, results of operations, or cash flows. When we believe that a loss is probable and estimable, we record the estimated amount to other accrued liabilities included in accrued expenses and other liabilities on the consolidated balance sheet.

Under various insurance policies, we have the ability to recoup costs in excess of applicable self-insured retentions. Estimates of such amounts are recorded in accounts receivable on our consolidated balance sheet when recovery is probable.

We do not believe that the ultimate resolution of any claims and lawsuits will have a material adverse effect upon our consolidated financial position, results of operations, or cash flows.

156108306.1

CORPORATE
Information

ANNUAL MEETING

Wednesday, May 8, 2024
1:00 pm MDT
Hyatt Regency Denver Tech Center
7800 E. Tufts Avenue
Denver, CO 80237

BOARD OF DIRECTORS

Dale Francescon
Chairman and
Co-Chief Executive Officer
Century Communities, Inc.

Robert J. Francescon
Co-Chief Executive Officer
and President
Century Communities, Inc.

Patricia Arvielo
Co-Founder & President
New American Funding

John Box
Regional Chairman
Newmark Group

Keith Guericke
Vice Chairman
Essex Property Trust

Jim Lippman
Chairman and Founder
JRK Property Holdings

Elisa Zúñiga Ramírez
Former Principal
& Senior Portfolio Manager
Segall Bryant & Hamill

OFFICERS

Dale Francescon
Chairman and
Co-Chief Executive Officer

Robert J. Francescon
Co-Chief Executive Officer
and President

J. Scott Dixon
Interim Chief Financial Officer

CORPORATE HEADQUARTERS

Century Communities, Inc.
8390 E. Crescent Parkway,
Suite 650
Greenwood Village, CO 80111

Phone:
(303) 770-8300 | Office
(303) 770-8302 | Fax

WEBSITE

CenturyCommunities.com

LEGAL COUNSEL

Fox Rothschild LLP
Minneapolis, MN

AUDITORS

Ernst & Young LLP
Denver, CO

TRANSFER AGENT/ REGISTRAR

Equiniti Trust Company LLC

Mailing Address:
5 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

Phone:
800-937-5449

Website:
equiniti.com

STOCK EXCHANGE LISTING

New York Stock Exchange
(Symbol: CCS)

INVESTOR RELATIONS

Copies of Century Communities' Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available at no charge. Please direct requests and investor relations questions to:

Phone:
(303) 268-8398

Email:
InvestorRelations@CenturyCommunities.com

STOCKHOLDER COMMUNICATION

It is important that our stockholders receive timely information about Century Communities. All stockholders are encouraged to visit the company website at CenturyCommunities.com for the latest news or to sign up for our email list.



8390 E. Crescent Parkway, Suite 650 | Greenwood Village, CO 80111 | 303.770.8300
CenturyCommunities.com